SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated April 1, 2015

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Enclosure: Circular to Shareholders and Notice of General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Tony Chanmugam
Name: Tony Chanmugam
Title: Group Finance Director

Date: April 1, 2015

2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the FSMA, if you are resident in the United Kingdom or, if not, from another appropriately authorised independent professional adviser.

If you sell or transfer or have sold or transferred all of your Ordinary Shares, please send this Circular and any accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold part of your holding of Ordinary Shares please retain this Circular and the accompanying Form of Proxy and contact immediately the bank, stockbroker or other agent through whom the sale or transfer was effected.

This Circular is not a prospectus and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Consideration Shares to be issued in connection with the proposed Acquisition.

BT Group plc

(Incorporated in England & Wales with registered no. 4190816)

Proposed acquisition of EE Limited

Circular to Shareholders

and

Notice of General Meeting

Your attention is drawn to the letter from the Chairman of the Company which is set out in Part I (Letter from the Chairman of BT Group plc) and which contains the unanimous recommendation of the Directors that you vote in favour of the Resolutions to be proposed at the General Meeting referred to below. You should read the whole of this Circular and, in particular, the risk factors in Part II (Risk Factors).

Notice of a General Meeting of the Company to be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX on Thursday 30 April 2015 at 10.00 a.m. is set out at the end of the Circular. A Form of Proxy for use at the General Meeting is enclosed. To be valid, a Form of Proxy should be completed, signed and returned in accordance with the instructions printed on it so as to be received by the Company’s registrars, Equiniti, at the address detailed on the Form of Proxy, as soon as possible and in any event, no later than 10.00 a.m. on Tuesday 28 April 2015 (or in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). In order for holders of ADRs to vote upon the Resolutions, a completed ADR Voting Instruction Form must be returned to the Depositary so as to be received no later than 12.00 p.m. New York City time on Tuesday 28 April 2015.

As an alternative to completing and returning the printed Form of Proxy, Shareholders can also submit their proxy electronically at www.sharevote.co.uk To be valid, the electronic submission must be received by not later than 10.00 a.m. on Tuesday 28 April 2015 (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the Notice of General Meeting at the end of the Circular, as soon as possible and in any event no later than 10.00 a.m. on Tuesday 28 April 2015 (or in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

Completion and return of a Form of Proxy, submitting your vote electronically or as a CREST Proxy Instruction will not preclude you from attending and voting in person at the General Meeting, should you so wish.

Goldman Sachs International which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom is acting exclusively for BT as lead financial adviser in relation to the Acquisition. J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) is authorised and regulated in the United Kingdom by the FCA and is acting exclusively for BT as financial adviser in relation to the Acquisition and sponsor in relation to the Acquisition and the buy-back of Ordinary Shares pursuant to the DT CP Contract. Perella Weinberg, which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for BT as financial adviser in relation to the Acquisition.

Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg are acting exclusively for the Company and no one else in connection with the Acquisition (and, in the case of J.P. Morgan Cazenove, in connection with the buy-back of Ordinary Shares pursuant to the DT CP Contract) and will not regard any other person (whether or not a recipient of this Circular) as a client in relation to the Acquisition (and, in the case of J.P. Morgan Cazenove, in connection with the buy-back of Ordinary Shares pursuant to the DT CP Contract) and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International, J.P. Morgan Cazenove or Perella Weinberg or for providing advice in relation to the Acquisition, the buy-back of Ordinary Shares pursuant to the DT CP Contract, the contents of this Circular, or any other matters referred to in this Circular.

Aside from the responsibilities and liabilities, if any, which may be imposed under the FSMA or the regulatory regime established thereunder, or any other applicable regulatory regime, none of Goldman Sachs International, J.P. Morgan Cazenove, Perella Weinberg or any of their respective affiliates accept any responsibility or liability whatsoever for, nor make any representation or warranty, express or implied, as to the contents of this Circular, including its accuracy, fairness, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Acquisition, the buy-back of Ordinary Shares pursuant to the DT CP Contract, the Ordinary Shares or the Consideration Shares and nothing in this Circular is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg and their respective affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this Circular or any such statement.

Notice to all investors

This Circular is not intended to and does not constitute or form part of any offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for, Ordinary Shares, including the Consideration Shares in any jurisdiction. The information provided in this Circular is provided solely for the purpose of considering the Resolutions. Any reproduction or distribution of this Circular, in whole or in part, and any disclosure of its contents or use of any information contained in this Circular for any purpose other than considering the Resolutions is prohibited.

No person has been authorised to give any information or make any representations other than those contained in this Circular or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorised by or on behalf of the Company, Goldman Sachs International, J.P. Morgan Cazenove or Perella Weinberg. None of the above take any responsibility or liability for, and can provide no assurance as to the reliability of, other information that you may be given. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the delivery of this Circular shall not, under any circumstances, create any implication that there has been no change in the affairs of BT or EE since the date of this Circular or that the information in this Circular is correct as at any time after its date.

The contents of this Circular are not to be construed as legal, business or tax advice. Each Shareholder should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Notice to overseas shareholders

This Circular is not an offer of securities for sale in the United States and there will be no public offer of securities in the United States. The securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold directly or indirectly within the United States except pursuant to an exemption from, or in a transaction not subject to, such registration requirements and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence in the United States. Distribution of this document by any recipient may be restricted or prohibited by US law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions.

Information regarding forward-looking statements

This Circular contains (or may contain) statements that are, or may be deemed to be, “forward-looking statements”, including within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and projections about future events and other matters that are not historical fact. These forward-looking statements are sometimes identified by the use of a date in the future or forward-looking terminology, including, but not limited to, the words “aim”, “anticipate”, “believe”, “intend”, “plan”, “estimate”, “expect”, “may”, “target”, “project”, “will”, “could” or “should” or, in each case, their negative or other variations or words of similar meaning. These forward-looking statements include matters that are not historical facts and include statements that reflect the Directors’ intentions, beliefs and current expectations. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future or are beyond BT’s control. They are not guarantees of future performance and are based on one or more assumptions.

Forward-looking statements appear in a number of places throughout this Circular and include statements regarding the intentions, beliefs or current expectations of BT concerning, without limitation: current and future years’ outlook; revenue and revenue trends; EBITDA; free cash flow and operating free cash flow; capital expenditure; shareholder returns including progressive dividends; net debt; credit ratings; investment in and rollout of BT’s fibre network, and its reach, innovations, increased speeds and speed availability; BT’s broadband-based service and strategy; BT’s investment in TV; growth opportunities in networked IT services; the pay-TV services market, broadband, and mobility and future voice; enhancing BT’s TV service; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; anticipated financial and other benefits and synergies resulting from the Acquisition, including revenue, operating cost and capital expenditure synergies; and BT’s plans and objectives following the Acquisition.

Statements contained in this Circular regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Any forward-looking statements in this Circular reflect BT’s view with respect to future events as at the date of this Circular and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the conditions to the Acquisition being satisfied, including regulatory approval of the Acquisition, increased leverage as a result of the Acquisition, BT’s ability to integrate the businesses and retention of key personnel, the successful realisation of the anticipated synergies and strategic benefits and an adequate return on its investment from the Acquisition, consumer behaviour, the increased regulatory burden facing the Enlarged Group, maintenance of EE’s performance and momentum in its business during the period prior to Acquisition and throughout integration and BT’s operations, result of operations, financial condition, growth, strategy, liquidity and the industry in which BT operates, and the other risk factors highlighted in this Circular. No assurances can be given that the forward-looking statements in this Circular will be realised. BT’s actual performance, results of operations, internal rate of return, financial condition, distributions to shareholders, the development of its financing strategies and the results or eventual success of the Acquisition may differ materially from the impression created by the forward-looking statements contained in this Circular. In addition, even if BT’s actual performance, results of operations, internal rate of return, financial condition, distributions to shareholders, the development of its financing strategies and the results or eventual success of the Acquisition are consistent with the forward-looking statements contained in this Circular, those results, developments or other aforementioned matters may not be indicative of results or developments in subsequent periods.

Forward-looking statements contained in this Circular apply only as at the date of this Circular. Subject to any obligations under the Listing Rules and the Disclosure and Transparency Rules or any other applicable law or regulation, BT undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

To the extent that any document or information incorporated by reference or attached to this Circular, itself incorporates any information by reference, either expressly or impliedly, such information will not form part of this Circular, except where such information or documents are stated within this Circular as specifically being incorporated by reference or where this Circular is specifically defined as including such information. Capitalised terms have the meanings ascribed to them in Part VIII (Definitions).

The contents of BT’s websites, the websites of EE, or any website directly or indirectly linked to any of those websites do not form part of this Circular and should not be relied upon, without prejudice to the documents incorporated by reference into this Circular.

This Circular is dated 1 April 2015.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The times and dates in the table below and elsewhere in this Circular are given on the basis of the Directors’ current expectations and are subject to change. All references to time in this Circular are to London time.

Announcement of Acquisition	5 February 2015

Latest time and date for receipt of ADR Voting Instruction Forms	12.00 p.m. (New York City time) on 28 April 2015

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 28 April 2015

General Meeting	10.00 a.m. on 30 April 2015

Completion of the Acquisition and admission of the Consideration Shares	Expected before the end of the Company’s 2015/16 financial year (31 March 2016)

Longstop date for Completion of the Acquisition	5 August 2016

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Sir Michael Rake	Chairman
	Gavin Patterson	Chief Executive
	Tony Chanmugam	Group Finance Director
	Tony Ball	Non-Executive Director
	Iain Conn	Non-Executive Director
	Warren East	Non-Executive Director
	Phil Hodkinson	Non-Executive Director
	Isabel Hudson	Non-Executive Director
	Karen Richardson	Non-Executive Director
	Nick Rose	Non-Executive Director
	Jasmine Whitbread	Non-Executive Director

Company Secretary	Dan Fitz

Registered office	81 Newgate Street London EC1A 7AJ

Sponsor	J.P. Morgan Limited 25 Bank Street Canary Wharf London E14 5JP

Financial advisers	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB

J.P. Morgan Limited 25 Bank Street Canary Wharf London E14 5JP

Perella Weinberg Partners UK LLP 20 Grafton Street London W1S 4DZ

Legal advisers to the Company	Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS

Legal advisers to the Sponsor	Simmons & Simmons LLP CityPoint One Ropemaker Street London EC2Y 9SS

Reporting accountants and auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Registrars	Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA

GENERAL INFORMATION

Presentation of financial information

Unless otherwise stated:

(a)

financial information relating to BT has been extracted without material adjustment from the audited consolidated financial statements of the Company or from the unaudited consolidated interim financial statements of the Company;

(b)

financial information relating to EE, unless otherwise stated, has been extracted without material adjustment from the Historical Financial Information set out in Part V (Historical Financial Information relating to EE) of this document and the audited financial statements of EE for the year ended 31 December 2014; and

(c)	all prices quoted for Ordinary Shares are closing prices in Pounds Sterling as provided by the London Stock Exchange.

Unless otherwise indicated, financial information in this Circular relating to the Company and EE has been prepared in accordance with IFRS and in accordance with the accounting policies adopted by BT in preparing its financial statements for the year ended 31 March 2014.

Roundings

Certain data in the Circular, including financial, statistical and operating information, have been rounded. As a result of rounding, the totals of data presented in this Circular may vary slightly from the actual arithmetic totals of such data. Percentages have also been rounded and accordingly may not add up to 100 per cent.

Non-IFRS financial measures

Adjusted EBITDA of BT

BT Adjusted EBITDA is defined as the group profit before depreciation, amortisation, net finance expense, taxation and specific items. Specific items are those items that in management’s judgement need to be separately disclosed by virtue of their size, nature or incidence. Adjusted EBITDA and specific items are “non-GAAP” measures and therefore may not be directly comparable with similarly titled measures used by other companies.

Adjusted EBITDA of EE

Adjusted EBITDA is defined by EE as the EE Group’s net profit (loss) before interest, tax, depreciation and amortisation and share of profits (losses) of associates and joint ventures, and is before management and brand fees payable to its shareholders and restructuring and exceptional expenses. BT notes that this is a different definition to that used by BT for its Adjusted EBITDA measure.

Profit Forecasts

BT’s results for the third quarter and nine months to 31 December 2014 contained a profit estimate for the year ended 31 March 2015 and a profit forecast for the year ending 31 March 2016 as defined by the Listing Rules. Further detail on this profit estimate and profit forecast is set out in Part I (Letter from the Chairman of BT Group plc) and Part VII (Additional Information) of this document.

Market data

Where information contained in this Circular has been sourced from a third party, BT and the Directors confirm that such information has been accurately reproduced and, so far as they are aware and have been able to ascertain from information published by third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

PART I

LETTER FROM THE CHAIRMAN OF BT GROUP PLC

BT GROUP PLC

(Company number: 4190816)

Directors:

Sir Michael Rake	Chairman
Gavin Patterson	Chief Executive
Tony Chanmugam	Group Finance Director
Tony Ball	Non-Executive Director
Iain Conn	Non-Executive Director
Warren East	Non-Executive Director
Phil Hodkinson	Non-Executive Director
Isabel Hudson	Non-Executive Director
Karen Richardson	Non-Executive Director
Nick Rose	Non-Executive Director
Jasmine Whitbread	Non-Executive Director

Registered office:

81 Newgate Street

London EC1A 7AJ

1 April 2015

To the holders of Ordinary Shares

Dear Shareholder

PROPOSED ACQUISITION OF EE LIMITED AND GENERAL MEETING

1.	Introduction

On 5 February 2015 BT Group plc announced the proposed acquisition of the entire issued share capital of EE Limited from Deutsche Telekom and Orange for a total purchase price equivalent to £12.5 billion on a cash and debt free basis.

In view of its size, the Acquisition constitutes a Class 1 transaction for the purposes of the Listing Rules, and therefore requires the approval of Shareholders. Accordingly, a General Meeting of Shareholders has been convened at 10.00 a.m. on Thursday 30 April 2015 to be held at Old Billingsgate, 1 Old Billingsgate, London EC3R 6DX. The Notice of General Meeting can be found at the end of this Circular.

I am writing to give you further details of the Acquisition, including the background to and reasons for it, to explain why the Board considers it to be in the best interests of the Company and the Shareholders as a whole and to recommend that you vote in favour of the Acquisition and the Resolutions.

2.	Background to and reasons for the Acquisition

BT’s goal is to deliver sustainable, profitable revenue growth. This will support an increase in our cash flow generation over the long-term. BT aims to achieve its goal through investing in five strategic growth areas: fibre; TV and content; mobility and future voice services; UK business markets; and supporting leading global companies. By investing in these areas BT aims to broaden and deepen its relationships with consumers, businesses and public sector clients, increasing its relevance to them as markets and technologies evolve.

The Acquisition:

•	accelerates the mobility aspect of BT’s strategy by providing immediate scale in terms of network, customers and operations;

•

complements BT’s long-term network vision to build a single, seamless, converged platform, supported by a single IP network, that is able to serve customers with no distinction between fixed and mobile; and

•

increases BT’s capacity for future investment and innovation in networks, converged products and services, providing economies of scale as it continues to build world-class digital infrastructure in the UK.

Fixed-mobile converged products have seen strong take-up in a number of Continental European markets, to the benefit of consumers. BT expects there to be growing appetite for these products in the UK. Mobile devices are increasingly being used for data services, rather than just voice and text messaging. People are becoming more reliant on access to data whether in their home or business location, or on the move. The lines between fixed and mobile are blurring as people increasingly rely on tablets and smartphones to access data services.

Combining the UK’s most advanced 4G network with the most extensive superfast broadband network will help BT to deliver innovative, seamless services that combine the power of fibre broadband with wi-fi and advanced mobile capabilities. This will help BT to be the network of choice for voice and data connectivity, wherever customers are, and whichever device they choose to use.

The assets of EE and BT are highly complementary with little overlap in market shares. The Acquisition will also provide BT with more of the financial benefits arising from higher data usage in the future.

The principal benefit of the Acquisition is the creation of the UK’s leading fixed-mobile converged communications provider in the UK.

3.	Information on EE Limited

EE delivers mobile and fixed communications services to consumers, businesses, government and the wholesale market in the UK. It is the leading mobile network operator in the UK with 30.9 million customers (as at 31 December 2014) across its mobile, fixed and wholesale businesses. Of these, 24.5 million are direct mobile customers, 834,000 are fixed broadband customers, 3.7 million are mobile virtual network operator (“MVNO”) customers and 1.9 million are machine-to-machine connections.

As at 31 December 2014, EE had 7.7 million direct 4G mobile customers, the largest 4G customer base of any operator in Europe. It also has the largest high street presence of the UK mobile network operators, with approximately 580 retail stores as at 31 December 2014.

EE runs the UK’s biggest and fastest mobile network. It was ranked first for network performance by Rootmetrics in its August 2014 report. EE also has a strong spectrum position with 105 MHz of paired spectrum in a variety of bands widely deployed for 4G.

EE and BT share a vision for the importance of investing in high quality networks. EE has made substantial investments over the years, in acquiring mobile licences and in its network. It has spent around £1.5 billion on its network over the last three years, including the modernisation of its 2G network, upgrading its 3G network as well as the continued expansion of its 4G network. As at 5 February 2015, its 4G coverage reached more than 80 per cent. of the UK population, covering 510 towns and cities and almost 4,000 villages. Its 3G coverage reaches 98 per cent. of the population. EE announced on 11 February 2015 that it is committed to investing a further £1.5 billion over the following three years in its network. EE will focus on extending its 4G network to more than 99 per cent. of the population and 90 per cent. of the UK’s geography.

As at 31 December 2014, EE had approximately 13,000 employees. In its audited financial statements for the year ended 31 December 2014, the EE Group reported gross assets of £13,859 million, EBITDA of £1,030 million and adjusted EBITDA of £1,589 million.1

4.	Summary of the key terms of the Acquisition

Under the terms of the Share Purchase Agreement, BT will (subject to the satisfaction or waiver of certain conditions) acquire the entire issued share capital of EE for a purchase price equivalent to £12.5 billion on a debt and cash free basis.

[1]

EBITDA is defined by EE as the EE Group’s net profit (loss) before interest, tax, depreciation and amortisation, and share of profits (losses) of associates and joint ventures. This is not a financial measure defined by IFRS and may not be comparable to other similarly-titled indicators used by other companies. Adjusted EBITDA is defined by EE as EBITDA before management and brand fees payable to its shareholders and restructuring and exceptional expenses. BT notes that this is a different definition to that used by BT for its Adjusted EBITDA measure.

It is expected that EE’s existing borrowings, totalling £2.1 billion as at 31 December 2014, will remain outstanding at Completion. Based on £2.3 billion of adjusted net debt, being EE’s net debt as at 31 December 2014, adjusted for other debt-like items, and using the reference price of 411.5 pence per Ordinary Share, being the closing price on 4 December 2014, the remaining consideration of £10.2 billion would be satisfied by BT as follows:

•

£5.1 billion to Deutsche Telekom comprising around 1.2 billion new Ordinary Shares and cash of around £200 million (which is subject to further variation in accordance with a cap and collar mechanism described below); and

•

£5.1 billion to Orange comprising around 0.4 billion new Ordinary Shares and cash of around £3.4 billion (which is subject to further variation in accordance with a cap and collar mechanism described below).

The Share Purchase Agreement contains a cap and collar protection mechanism which provides for an adjustment to the cash element of the consideration (but not the share element) where there is a movement in the Ordinary Share price from the reference price (as measured over a defined period of time prior to Completion), subject to:

•

a minimum share price per Ordinary Share of approximately 395.0 pence (being 4 per cent. below the reference price). A share price below this level would not result in further adjustment to the cash or share consideration and therefore the value of the Acquisition would fall below £12.5 billion; and

•

a maximum share price per Ordinary Share of approximately 428.0 pence (being 4 per cent. above the reference price). A share price above this level would not result in further adjustment to the cash or share consideration and therefore the value of the Acquisition would increase above £12.5 billion.

The Share Purchase Agreement is described in detail in Part IV (Summary of the Principal Terms of the Acquisition) of this Circular. It contains customary warranties, covenants, undertakings and conditions for a transaction of this nature. If the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote taking place and Shareholders do not approve the Acquisition, or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result, then Deutsche Telekom and Orange can terminate the Share Purchase Agreement and BT shall pay a break fee of £250 million (in aggregate) to Deutsche Telekom and Orange.

Completion of the Acquisition is subject to clearance under the UK Enterprise Act 2002 from the CMA. The Share Purchase Agreement will terminate (and Completion will not occur) if any remedies required by the CMA in order to obtain merger clearance are not reasonable (unless BT, Deutsche Telekom and Orange agree to waive this condition). Further details of the conditions to completion of the Acquisition are set out in Part A of Part IV (Summary of the Principal Terms of the Acquisition).

BT will be required to publish a Prospectus in connection with the Acquisition in order to admit the Consideration Shares to be issued to Deutsche Telekom and Orange to the premium listing segment of the Official List.

The Prospectus will be published by BT shortly before Completion. BT expects the Acquisition to complete before the end of BT’s 2015/16 financial year (31 March 2016).

BT has discussed the potential acquisition of EE with the Trustee of the BT Pension Scheme. The Trustee recognises that the ongoing financial strength of BT is an important protection to members and is supportive of strategic plans of BT that seek to enhance the covenant of BT.

5.	Financial Effects of the Acquisition

Information on the expected effect of the Acquisition on the assets and liabilities of the Enlarged Group is set out in the unaudited pro forma statement of the combined net assets of the Enlarged Group as at 31 December 2014 in Part VI (Unaudited Pro Forma Financial Information for the Enlarged Group) of this Circular. After taking into account the impact of the Acquisition on the net assets of BT, this shows that the Enlarged Group would have had net assets of £7.8 billion at 31 December 2014 on a pro forma basis.

The Board believes that the Acquisition will generate considerable value for shareholders, with significant cost savings as well as revenue synergies.

Adjusting for the net present value of operating cost and capex synergies, the Acquisition values EE at a multiple of 6.0x 2014 EBITDA and 9.6x 2014 OpFCF.2 The Acquisition is expected to be accretive to FCF per Ordinary Share from the first full year post-Completion.3 As a result of EE’s high amortisation and depreciation charge, the Acquisition is expected to be accretive to Adjusted EPS one year later.4

The cash return on investment is expected to comfortably exceed BT’s cost of capital in the third year post-Completion on the basis of estimated synergies and integration costs.

Cost savings

The Acquisition is expected to generate significant operating cost savings and additional capex savings. Together these are expected to reach approximately £360 million per annum in the fourth full year post-Completion. Integration costs to achieve these savings are expected to be around £600 million. The savings are equivalent to a net present value of around £3.5 billion before integration costs or around £3.0 billion after integration costs.

Both BT and EE have a proven track record in delivering transformation with strong financial results. BT brings its tried and tested approach to cost transformation, which uses forensic analysis to redesign processes to remove inefficiency, reduce the cost of failure and improve customer experience. EE has demonstrated its ability to deliver post-transaction synergies ahead of initial expectations following its creation by the merger of the Orange Group’s UK business and the Deutsche Telekom Group’s UK business. BT is confident it can use the combined experience to unlock significant synergies across the Enlarged Group.

The operating cost and capex savings are expected to be achieved as follows:

•

commercial savings with an annual run-rate of approximately £70 million from consolidating sales and marketing operations, procurement efficiencies and simplifying digital platforms and the brand portfolio;

•	IT savings with an annual run-rate of approximately £90 million through consolidating IT systems and insourcing activities;

•	network savings with an annual run-rate of approximately £80 million through integrating some network elements and insourcing certain activities; and

•	operational savings with an annual run-rate of approximately £120 million from consolidating head office functions, rationalising property and realising scale economies in customer service operations.

Revenue synergies

BT expects to generate revenue synergies by providing a full range of communications services to the combined customer base. This includes selling BT’s broadband, fixed telephony and pay-TV services to those EE customers who do not currently take a service from BT. BT also expects to accelerate the sale of converged fixed-mobile services to its existing consumer and business customers and offer new services, using both companies’ product portfolios, skills and networks. BT expects revenue synergies, over and above the revenue it had expected to be generated from its standalone mobile strategy, to have a net present value of around £1.6 billion. The revenue synergies are expected on a recurring basis, reaching a run-rate level in the fourth year post-Completion.

The synergies, cost savings and integration costs described above reflect both the beneficial elements and the relevant costs and are contingent on the Acquisition and could not be achieved independently.

[2]

The multiples are calculated based on: an Acquisition price of £12.5 billion less the NPV of the operating cost and capex synergies after integration costs of approximately £3.0 billion; and EE Adjusted EBITDA for the twelve months to 31 December 2014 of £1,589 million and OpFCF for the twelve months to 31 December 2014 of £993 million (both adjusted to remove management and brand fees of £146 million, restructuring costs of £77 million and exceptional expenses of £336 million), as reported in EE’s results for the year ended 31 December 2014.

[3]	After operating cost and capex synergies and before integration costs.
[4]

After operating cost and capex synergies and before integration costs, and excluding purchase accounting adjustments relating to the Acquisition. This statement regarding earnings enhancement is not intended to be a profit forecast and should not be interpreted to mean that the earnings per Ordinary Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

6.	Integration Plan

BT’s integration approach will balance the opportunity to realise substantial synergies with the need to sustain trading momentum in markets which are, and will continue to be, highly competitive. BT will continue to emphasise its Customer First initiative and respect the breadth and depth of talent in both organisations.

An integration project management office will manage the overall integration process that will take place following Completion. It will facilitate cultural integration and track synergy realisation from a financial and an operational perspective. The Board will track progress through an integration committee. During the period until Completion, integration planning will be undertaken in partnership with EE, in conformity with relevant competition laws.

7.	Financing of the Acquisition

The consideration for EE will be payable as a combination of cash and new Ordinary Shares issued to both Deutsche Telekom and Orange. BT intends to finance the cash consideration to be paid to Deutsche Telekom and Orange of approximately £3.6 billion5 through a combination of the net proceeds of the Equity Placing, which closed on 17 February 2015 and raised net proceeds of approximately £1 billion, and new debt financing. BT entered into a bridge facility agreement at the time of signing the Share Purchase Agreement, details of which are set out in Part VII (Additional Information) of this Circular.

BT expects that its existing credit rating will be at least maintained following Completion.

8.	Post Acquisition Arrangements with Deutsche Telekom and Orange

At Completion, Deutsche Telekom will hold a 12 per cent. stake in BT and Orange will hold a 4 per cent. stake. Each of Deutsche Telekom and Orange will enter into additional shareholder agreements with BT at Completion providing all investors with visibility of BT’s shareholder structure for the subsequent near term. Further details of these arrangements are set out in Part IV (Summary of the Principal Terms of the Acquisition) of this Circular.

At Completion, BT will enter into the Relationship Agreement with Deutsche Telekom governing its relationship with BT as a shareholder in BT. For a period of three years following Completion, the Deutsche Telekom Group will (subject to certain exceptions) be restricted from purchasing Ordinary Shares, unless it acquires these directly from Orange in which case its holding can increase to a maximum of 15 per cent. of the Company’s issued ordinary share capital. The Deutsche Telekom Group will be subject to a lock-up in respect of all of its Ordinary Shares for a period of 18 months following Completion, subject to certain exceptions allowing off-market sales to Financial Investors (who will then be subject to substantially similar lock-up restrictions for the remainder of the 18 month period).

At Completion, Orange will enter into the Standstill and Lock-up Agreement which means that, for a period of three years following Completion, the Orange Group will (subject to certain exceptions) be restricted from purchasing Ordinary Shares that would increase its total holding above 4 per cent. The Orange Group will also be subject to a lock-up in respect of all of its Ordinary Shares for a period of 12 months following Completion, subject to certain exceptions. During the lock-up period, Orange will be allowed to sell Ordinary Shares to Deutsche Telekom subject to Deutsche Telekom’s holding remaining at or below 15 per cent., as described above. During this period, Orange will be able to make off-market sales to Financial Investors (who will then be subject to substantially similar lock-up restrictions for the remainder of the 12 month period).

BT has negotiated a right of first offer in respect of any off-market sales to Financial Investors by either Deutsche Telekom or Orange during their lock-up periods. The contingent purchase agreements (the “CP Contracts”) to effect any such buy-back will take effect at Completion provided Shareholders approve these agreements. Shareholder authority is being sought at the General Meeting, notice of which is set out at the end of this Circular. Under these agreements, the maximum amount of Ordinary Shares BT can acquire in aggregate by exercising its right of first offer is approximately 14 per cent. of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place.

[5]

Assuming the equity component of the consideration is worth £6.6 billion, based on the reference price of 411.5 pence per Ordinary Share, and adjusted net debt for EE of £2.3 billion as at 31 December 2014.

In addition, BT has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned.

9.	Information on the Enlarged Group

The Enlarged Group will be one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide. Its main activities will be the provision of fixed-line services, broadband, mobile and TV products and services as well as networked IT services.

In the UK it will be a leading communications services provider, selling products and services to consumers, enterprises and the public sector.

It will also sell wholesale products and services to communications providers in the UK and around the world. Globally, it will supply managed networked IT services to multinational corporations, domestic businesses and national and local government organisations.

It will have approximately 100,000 employees.

10.	Current trading and prospects

BT

We continue to invest in expanding our fibre broadband network in the UK, which currently covers around three-quarters of premises. Consumers and businesses increasingly want faster broadband speeds and we have seen good demand for our fibre broadband product, which is sold through our own lines of business as well as by other communications providers. On 30 January 2015 we announced large-scale pilots of ultrafast broadband with G.fast technology that will take place this summer in Huntingdon, Cambridgeshire and Gosforth, Newcastle. We expect to deploy this technology at scale and it will help us make ultrafast broadband speeds of up to 500Mbps available to most of the UK within a decade. Our fibre investment is being undertaken by Openreach which sells services to all communications providers on the same terms as to other BT lines of business. Within Openreach, the growth in fibre broadband revenue continues to be offset by the impact of regulation.

In our other wholesale business unit, BT Wholesale, we have seen a continued reduction in our traditional calls, lines and circuits revenue. This division is also being impacted by broadband lines migrating to Local Loop Unbundling (“LLU”), which means that they are being acquired directly from Openreach instead.

The market for telephony, broadband and TV services for consumers remains challenging with ongoing price promotions from all of the main communications providers. To win customers BT Consumer offers competitively priced and differentiated packages that support its value-for-money positioning. In the third quarter to 31 December 2014, customers started to benefit from Right Plan, which helps households find the best value calling plan for them. We offer BT Basic with broadband, the UK’s cheapest line and broadband bundle for low-income customers.

As well as driving take-up of broadband, BT Consumer has continued to focus on the sale of its TV service, BT TV. We have recently made a number of improvements to it. In the third quarter, we launched TV Everywhere, which means customers can watch TV channels on multiple devices. We became the UK’s first TV platform to make buy-to-keep movies available on multiple devices in addition to the set-top box. We also launched Netflix and a range of new packages.

Within our business units, BT Global Services is seeing the impact of lower revenue from the public sector, continuing the decline seen in previous quarters. This effect has been partly offset by higher revenue in our high-growth regions of Asia Pacific, Latin America, Turkey and the Middle East and Africa.

BT Business continues to see the impact of declining business call and line volumes, as customers move to data and VoIP services. It has launched a number of new products in the 2014/15 financial year, such as BT One Phone, BT Cloud Voice and BT Cloud Phone. It is focused on selling these, as well as a range of IT services, to small and medium sized enterprises in the UK.

For the group as a whole, we continue to drive our cost transformation activities. By focusing on improving our processes, we aim to reduce the cost of things going wrong while simultaneously improving the service we provide to our customers.

EE Limited

EE continues its strategy of network leadership and innovation with 7.7 million 4G customers at the end of 2014. On 11 February 2015, EE announced a further £1.5 billion investment over the following three years to deliver 4G to more than 99 per cent. of the population, double-speed 4G to reach 90 per cent. of the population, a rural investment programme for both voice and data to reach 90 per cent. of the UK geography and world-leading performance with 99.6 per cent. reliability.

Demand for 4G is strong. In the quarter to 31 December 2014, 94 per cent. of new postpaid customers selected 4G, of which nearly half opted for double-speed 4GEE Extra. The shift in the market away from prepaid towards postpaid continued throughout 2014.

In 2015, EE plans to retain mobile service revenue leadership, further improve its adjusted EBITDA margin and grow EBITDA minus capex.

11.	Dividend policy of the Enlarged Group

On 30 January 2015, BT reconfirmed its intention to grow its dividend per share by 10 to 15 per cent. in both 2014/15 and 2015/16. BT’s dividend policy is to pay a progressive dividend. This policy will not be affected by the Acquisition.

12.	Profit Forecast

On 30 January 2015, BT published its results for the third quarter and nine months to 31 December 2014. These results reconfirmed BT’s guidance to financial markets and included a statement that “we expect adjusted EBITDA of £6.2 billion to £6.3 billion in 2014/15 with further growth in 2015/16”. This statement constitutes a profit estimate and a profit forecast for the purposes of the Listing Rules. The profit estimate relates to the period ended 31 March 2015 (the “FY14/15 Profit Estimate”). The profit forecast relates to the period ending 31 March 2016 (the “FY15/16 Profit Forecast”).

The Directors have considered and confirm that both the FY14/15 Profit Estimate and the FY15/16 Profit Forecast remain correct at the date of this document. Further information in relation to the FY14/15 Profit Estimate and the FY15/16 Profit Forecast are provided in Part VII (Additional Information) of this Circular.

13.	The Board

Under the Relationship Agreement to be entered into at Completion, Deutsche Telekom will be entitled to appoint one board member to the BT Board of Directors. This board member will have a letter of appointment substantially similar to other Non-Executive Directors of the Company but with no right to remuneration.

14.	Settlement, listing and dealing of the Consideration Shares

The Consideration Shares will be issued at Completion, credited as fully paid and will rank pari passu in all respects with the Ordinary Shares, including the right to receive all dividends, distributions or any return of capital declared, made or paid after Completion. Dealings in the Consideration Shares by Deutsche Telekom and Orange are restricted for a period of time by the terms of the Transaction Documents as discussed above (see also Part IV (Summary of the Principal Terms of the Acquisition) of this Circular).

15.	The General Meeting

The Notice of General Meeting, at which the Resolutions summarised below will be proposed, is included at the end of this Circular. The Acquisition Resolution is required in order to enable the Company to implement the Acquisition and, accordingly, the Acquisition is conditional on the Acquisition Resolution being passed. In addition the right of first offer, which BT has in respect of any off-market sales to Financial Investors by either Deutsche Telekom or Orange during their lock-up periods, requires shareholder approval, which is also being sought. The Acquisition is not conditional on the passing of this Buy-Back Resolution. The full text of the Resolutions is set out in the Notice of General Meeting.

The Acquisition Resolution proposes that: (i) the Acquisition be approved and that the Directors be authorised to take all steps and enter into all agreements and arrangements necessary or desirable to implement the Acquisition; and (ii) the Directors be authorised to allot the Consideration Shares in accordance with the terms of the Share Purchase Agreement.

The Buy-Back Resolution approves the buy-back of Ordinary Shares by BT from Deutsche Telekom and/or Orange in the event that BT exercises its right of first offer in respect of the sale of such Ordinary Shares.

Should the Buy-Back Resolution be passed, if and when the right of first offer arises, the Directors will consider whether to exercise that right as authorised under the Buy-Back Resolution, and if so, whether to cancel any Ordinary Shares bought back or hold them in treasury.

In addition to the Companies Act requirement to seek shareholder approval, approval is also required because any buy-back of Ordinary Shares from Deutsche Telekom would be a related party transaction (as defined in the Listing Rules), as a result of Deutsche Telekom being a substantial shareholder (as defined in the Listing Rules) of BT at that time.

The Resolutions will be proposed as ordinary resolutions. The Resolutions must be approved by Shareholders who together represent a simple majority of the Ordinary Shares being voted (whether in person or by proxy) at the General Meeting.

16.	Action to be taken

A Form of Proxy for use in relation to the General Meeting which covers the Resolutions to be proposed at the General Meeting accompanies this Circular. Shareholders can also register the appointment of their proxy electronically at www.sharevote.co.uk In order for holders of ADRs to vote on the Resolutions, a completed ADR Voting Instruction Form must be returned to the Depositary so as to be received no later than 12.00 p.m. New York City time on Tuesday 28 April 2015.

If you hold Ordinary Shares in CREST, you may instead appoint a proxy by completing and transmitting a CREST Proxy Instruction to the Company’s registrars, Equiniti. Guidance notes to assist you in completing the Form of Proxy or to register the appointment of a proxy electronically or to complete and transmit a CREST Proxy Instruction are set out in the Notice of General Meeting at the end of this Circular.

Whether or not you intend to be present at the General Meeting, Shareholders are requested to complete and return the accompanying Form of Proxy in accordance with the instructions printed thereon or to register the appointment of a proxy electronically or, if you hold Ordinary Shares in CREST, to complete and transmit a CREST Proxy Instruction.

Completed Forms of Proxy should be returned to the Company’s registrars, Equiniti, and any electronic proxy instruction or CREST Proxy Instruction should be made as soon as possible and, in any event, so as to be received no later than 10.00 a.m. on Tuesday 28 April 2015.

The completion and return of a Form of Proxy or the transmittal of an electronic proxy registration or CREST Proxy Instruction will not prevent you from attending the General Meeting and voting in person if you wish to and are entitled to do so.

17.	Further Information

Your attention is drawn to the further information set out in Part II (Risk Factors) to Part VII (Additional Information) of this Circular and in particular the risk factors set out in Part II (Risk Factors) of this Circular. Investors should read the whole of this Circular and not rely solely on information summarised in this letter, including the summarised financial information.

18.	Recommendation

The Board has received financial advice from Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg in relation to the Acquisition. In providing such financial advice to the Board, Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg have relied on the Board’s commercial assessment of the Acquisition.

The Board, having been so advised by J.P. Morgan Cazenove considers the buy-back of Ordinary Shares by BT from Deutsche Telekom, in the event BT exercises its right of first offer (in accordance with the Buy-Back Resolution) pursuant to and in accordance with the terms of the DT CP Contract, to be fair and reasonable as far as the Shareholders are concerned. In providing advice to the Board, J.P. Morgan Cazenove has taken into account the commercial assessment of the Board.

The Directors consider the terms of the Acquisition and the Resolutions to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings of Ordinary Shares.

Yours faithfully,

for and on behalf of BT Group plc

Sir Michael Rake

Chairman

PART II

RISK FACTORS

Prior to voting on the Resolutions at the General Meeting, you should carefully consider, together with all other information contained in this Circular, the specific risks and uncertainties described below.

The Directors consider the following to be the material risk factors relating to the Acquisition and to which BT, EE and, following Completion, the Enlarged Group will be exposed following the Acquisition. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Directors, or which they currently deem immaterial, may also have an adverse effect on the Enlarged Group’s operating results, financial condition and prospects if they materialise. The information given is as at the date of this Circular and, except as required by the FCA, the London Stock Exchange, the Listing Rules or the Disclosure and Transparency Rules (and/or any regulatory requirements or applicable law), will not be updated.

If any or a combination of the following risks and uncertainties actually materialise, the Enlarged Group’s business, financial condition and results of operations could be materially and adversely affected. In such case, the price of the Ordinary Shares could decline and Shareholders may lose some or all of their investment.

RISKS RELATING TO THE ACQUISITION

The Acquisition is conditional and the Conditions may not be satisfied

Completion is conditional upon satisfaction or, where capable of being waived, waiver of various Conditions, including the following Conditions, prior to the Long Stop Date (or such later date as the parties may agree):

(a)	passing of the Acquisition Resolution; and

(b)	clearance of the Acquisition by the CMA (or the European Commission, if the Acquisition is referred to the European Commission’s jurisdiction under Article 22 of the European Union Merger Regulation).

In the event that: (a) the General Meeting resolves not to approve the Acquisition Resolution; or (b) the Conditions are not satisfied or, where capable of being waived, waived by the Long Stop Date (or such later date as the parties may agree), the Share Purchase Agreement will automatically terminate.

If the Acquisition Resolution is approved at the General Meeting and each of the other Conditions is satisfied (or, where capable of being waived, waived) prior to the Long Stop Date (or such later date as the parties may agree), the Company will be contractually obliged to proceed to Completion unless the Share Purchase Agreement is otherwise terminated in accordance with its terms.

There can be no assurance that the Conditions will be fulfilled (or waived, where capable of being waived) or that the Acquisition will be completed.

Merger clearance consents may take longer than expected to obtain and/or may not be granted or may be granted subject to conditions or remedies

The Acquisition is subject to merger control approval from the CMA in the UK (or the European Commission, if the Acquisition is referred to the European Commission’s jurisdiction under Article 22 of the European Union Merger Regulation).

The telecommunications industry has recently been the subject of various transactions across Europe and the Acquisition may be subject to detailed scrutiny from merger control authorities. Approval from the CMA may take longer than expected to obtain and/or may not be granted or may be granted subject to conditions or remedies, such as the divestment by BT or EE of certain assets or businesses and/or the imposition of restrictions on the conduct of the businesses of the Enlarged Group and/or other behavioural remedies. Any such divestments, restrictions or remedies could delay or jeopardise Completion, impose sustained additional costs for the Enlarged Group and/or materially reduce the anticipated benefits (including synergy benefits) of the Acquisition or result in an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

The Enlarged Group may not realise the desired synergy benefits from the Acquisition

BT is targeting significant synergies from the Acquisition, and the financial planning for the Enlarged Group is based in part on realising these synergies, which include expected operating cost savings and capital expenditure savings of, in aggregate, £360 million per annum, to be realised in the fourth full year following Completion. Realisation of these synergies will depend partly on the rapid and efficient management and co-ordination of the activities of the Enlarged Group’s businesses. There is a risk that synergy benefits from the Acquisition may fail to materialise, or they may be materially lower than estimated. In addition, the cost of achieving these synergies, which are expected to be around £600 million, may exceed expectations. Such eventualities could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group, including its ability to support its pension deficit.

EE may not perform in line with expectations in the period prior to Completion

The anticipated benefits and synergies of the Acquisition are based on assumptions regarding, amongst other things, the financial and operational performance of EE, including in the period prior to Completion, when the financial and operational performance of EE is outside the control of BT. Until Completion, it is possible that an adverse event, or events, could affect EE which would not give rise to a right of BT to terminate the Acquisition. In such an event, the value of EE may be less than the consideration paid by BT and, accordingly, the net assets of the Enlarged Group could be reduced. This could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

The Acquisition may result in a loss of customers for BT or EE and, following Completion, the Enlarged Group

As a result of the Acquisition, some of BT’s or EE’s customers or strategic partners may terminate or reduce their business relationships with the Enlarged Group. Such customers may not wish to see an increase in the proportion of services sourced from a single company. Potential customers of BT or EE may delay entering into, or decide not to enter into, a business relationship with BT or EE until Completion on account of any perceived uncertainty over the Acquisition. If BT’s or EE’s relationships with their respective customers are negatively impacted by the Acquisition, this could result in an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

Prior to Completion, EE, and following Completion, the Enlarged Group, may fail to retain key personnel and other employees

The calibre and performance of the Enlarged Group’s management and other employees, taken together, is important to the success of EE prior to Completion, and to the Enlarged Group following Completion and, while plans are, or will be put, in place for the retention of management and other key employees following Completion, there can be no assurance that prior to Completion, EE will not lose key personnel (or a significant number of personnel), or that the Acquisition will not result in the departure of management and/or employees from the Enlarged Group. The departure of key or of a significant number of management or employees could adversely affect BT’s ability to realise the benefits and synergies of the Acquisition. Such departures could also adversely affect both the Enlarged Group’s ability to conduct its businesses (through an inability to execute business operations and strategies effectively) and the value of those businesses, which could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

The Enlarged Group may experience difficulties in integrating EE with the existing businesses carried on by BT and the Enlarged Group may not realise, or it might take the Enlarged Group longer than expected to realise, certain or all of the anticipated benefits of the Acquisition

BT and EE currently operate and, until Completion, will continue to operate as two separate and independent businesses. The Acquisition will require the integration of the businesses and the success of the Enlarged Group will depend, in part, on the effectiveness of the integration process and the ability of the Enlarged Group to realise the anticipated benefits and synergies from combining the respective businesses. These benefits include, among other things, fixed-mobile convergence, in order to serve customers through a single, seamless platform supported by a single IP network, and being able to offer BT products to EE customers and EE products to BT customers. Some of the potential challenges in combining the businesses may not be known until after Completion. If the anticipated benefits are not achieved, for example through unforeseen difficulties in implementing fixed-mobile convergence or a lack of customer demand for such offerings, the purposes and rationale for the Acquisition will not be fully achieved, which could as a result have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group, including its ability to support its pension deficit.

The key potential difficulties of combining the businesses include the following:

•	co-ordinating and consolidating services and operations, particularly across different service areas, regulatory systems and business cultures;

•	consolidating infrastructure, procedures, systems, facilities, accounting functions, compensation structures and other policies;

•	implications of change of control and business combination provisions contained in BT’s and EE’s client and other agreements triggered as a result of the Acquisition;

•	integrating the management teams and retaining and incentivising key employees;

•	co-ordinating communications with and/or the provision of services by the Enlarged Group to clients of BT and EE;

•	operating and integrating a large number of different technology platforms and systems; and

•	disruption to the ongoing businesses of each of BT and EE.

The process of integrating the businesses could potentially lead to the interruption of operations of the businesses or a loss of clients and/or key personnel, either or both of which could have an adverse effect on the business, financial condition and results of operations of the Enlarged Group. Any delays or difficulties encountered in connection with the integration of the businesses could also lead to reputational damage to the Enlarged Group. BT’s and EE’s management teams will be required to devote significant attention and resources to integrating their respective business practices and operations. There is a risk that the challenges associated with managing the integration of BT’s and EE’s respective businesses will result in management distraction and that consequently the underlying businesses will not perform in line with expectations.

BT and EE expect to incur a number of costs in relation to the Acquisition, including integration and post-Completion costs, which could exceed amounts estimated. There may also be further additional and unforeseen expenses incurred in connection with the Acquisition. These costs could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

Third parties may terminate or alter existing contracts with EE as a result of the Acquisition

EE has contracts with suppliers, distributors, clients, licensors, licensees, lessees, lessors, lenders, insurers, landlords, other business partners and counterparties (including Deutsche Telekom and Orange), some of which contain “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract upon Completion, or may otherwise allow the counterparty to exert leverage to renegotiate the terms of the existing contract upon Completion. BT and EE will seek to obtain consents from certain of these counterparties to the continuance of the contract after the change of control, and may renegotiate terms with others. There can be no assurance that the Enlarged Group will be able to contract on the same terms as EE does prior to Completion. If third party consents cannot be obtained, or terms that are renegotiated are unfavourable when compared with the current contracts, there may be an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

EE provides and, following Completion, the Enlarged Group will provide MVNO services to various operators in the mobile telecommunications market which do not have their own mobile telecommunications infrastructure. EE’s MVNO services allow these operators to use EE’s network to route calls to and from their customers. The provision of MVNO services is a significant source of income for EE, and if one or more of EE’s MVNO customers terminated its MVNO arrangements with EE or, following Completion, the Enlarged Group, or was otherwise unable or unwilling to continue to purchase such services from EE or, following Completion, the Enlarged Group, this could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

The Enlarged Group may face increased costs when it seeks to refinance its debt as a result of its increased level of debt following the Acquisition

The Acquisition will be funded in part by the £3,600,000,000 debt bridge facility, which is described in Part VII (Additional Information) of this Circular and may be extended for an additional 12 months following its one year maturity.

The costs and other terms on which the Enlarged Group is able to refinance the Debt Bridge Facility and other longer-term indebtedness will depend in part upon market conditions. Unfavourable economic conditions may arise which could impact the cost and terms on which the Enlarged Group is able to access capital markets to refinance its indebtedness which may among other things increase its cost of capital.

RISKS RELATING TO THE BUSINESS AND INDUSTRY OF BT, EE AND THE ENLARGED GROUP FOLLOWING THE ACQUISITION

BT, EE and, following Completion, the Enlarged Group face strong competition in highly competitive markets

BT, EE and, following Completion, the Enlarged Group operate in markets which are characterised by all or some of: high levels of change; strong and new competition; declining prices and, in some markets, declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices.

Competition in the UK mobile telecommunications market is intense. Competition results from, among other things, the market entry of alternative and lower cost carriers (such as MVNOs), technology developments (such as Voice over Internet Protocol (“VoIP”)), and the ability of other providers to bundle mobile phone services with different products and content (such as broadband and pay-TV). In particular, technologies such as VoIP and so called “over the top” platforms (such as iMessage, Facetime, Blackberry Messenger, WhatsApp and Facebook Messenger) could reduce voice and/or text messaging traffic on mobile networks, which could lead to significant price and revenue reductions.

Increased competition has led to a decline in the prices which EE charges for its mobile services and is expected to lead to further declines in pricing in the future. Competition could also lead to a reduction in the rate at which EE and, following Completion, the Enlarged Group adds new mobile customers, a decrease in the size of EE’s and, following Completion, the Enlarged Group’s mobile market share and a decline in EE’s and, following Completion, the Enlarged Group’s service revenue as customers choose to receive telecommunications services or other competing services from other providers. In addition, there is a risk that the churn rate of EE customers is increased as a result of the transition away from the legacy T-Mobile and Orange brands and any potential changes to the branding in future, following Completion. An increase in churn rates could adversely affect profitability because EE and, following Completion, the Enlarged Group would experience lower revenue and/or additional selling costs to replace customers or recapture lost revenue.

Fixed-mobile convergence is a trend visible in many Continental European countries and increasingly in UK markets. A number of providers are competing in this space. In addition, the Acquisition may stimulate other operators to react to fixed-mobile convergence provided the UK market develops in this way.

Failure to achieve sustainable, profitable revenue growth could erode BT’s and EE’s and, following Completion, the Enlarged Group’s competitive position and reduce their profitability, cash flow and ability to invest for the future.

Supplier failure and the failure of joint ventures to meet their obligations to BT, EE and following Completion, the Enlarged Group, could compromise BT, EE and, following Completion, the Enlarged Group’s commitments

BT and EE and, following Completion, the Enlarged Group have a number of suppliers and joint venture or consortium partners identified as critical.

EE is party to a complex and critical network sharing joint venture and associated arrangements with Hutchison 3G UK Limited (“Hutchison”). The failure of the joint venture to fully support EE’s and, following Completion, the Enlarged Group’s interests and goals, or any material disruption to the operation of EE’s network sharing arrangement, may have an adverse effect on EE’s and, following Completion, the Enlarged Group’s business.

EE’s critical suppliers include providers of smartphones and tablets. As demand for smartphone and tablet products increases around the world, there is a risk that there could be shortages in the volume of devices produced as a result of insufficient manufacturing capacity, a lack of availability of internal components such as processors or major supply chain disruptions. This may result in delays in the supply chain which in turn may have an adverse effect on EE’s and, following Completion, the Enlarged Group’s business and operations.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies for the Enlarged Group

BT’s and EE’s and, following Completion, the Enlarged Group’s operations depend in part upon the successful deployment of continuously evolving telecommunications technologies.

BT and EE use technologies from a number of vendors and incur significant capital expenditure in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be interoperability across BT’s, EE’s and other networks, or that technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet BT’s or EE’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by, or reduction in profitability of, BT, EE or, following Completion, the Enlarged Group.

BT, EE and, following Completion, the Enlarged Group may not realise the expected level of demand for their products and services, nor the expected level or timing of revenues generated by those products and services, as a result of technological change or lack of market acceptance

There is a risk that BT or EE or, following Completion, the Enlarged Group will not succeed in making customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices BT or EE or, following Completion, the Enlarged Group would want to charge. There is also a risk that BT or EE or, following Completion, the Enlarged Group will not identify trends correctly, or that BT or EE or, following Completion, the Enlarged Group will not be able to bring new services to market as quickly or price-competitively as their competitors.

These risks exist with respect to both anticipated future growth drivers in the mobile telecommunications area (such as mobile data services or other advanced technologies which are supported by “smartphone” products) as well as in the non-mobile telecommunications areas (such as mobile payment services based on contactless technology) where there is a risk that their choice of technology could put EE and, following Completion, the Enlarged Group at a competitive disadvantage.

Further, as a result of rapid technological progress and the trend towards technological convergence, there is a danger that new and established information and telecommunications technologies or products may not only fail to complement one another but in some cases, may even become a substitute for one another. An example of this is the risk that “over the top” services (being those which are provided by a third party to the end user device) develop substitutes for BT’s and EE’s own products and services. Another example of this is VoIP, a technology that is already established in the business customer market and which has now reached the consumer market. The introduction of mobile handsets with VoIP functionality may adversely affect EE’s and, following Completion, the Enlarged Group’s pricing structures and market share in its mobile voice telephony business. If BT and EE and, following Completion, the Enlarged Group do not appropriately anticipate the demand for new technologies, and adapt their strategies, service offering and cost structures accordingly, BT or EE or, following Completion, the Enlarged Group may be unable to compete effectively, which may have an adverse effect on their business and operations.

The Enlarged Group faces risk regarding increases in spectrum pricing and regulation

BT, EE and, following Completion, the Enlarged Group will monitor any developments from regulators relating to the allocation of mobile spectrum in the United Kingdom. Regulators, including Ofcom in the United Kingdom, set annual licence fees for spectrum bands used by BT and EE for voice calls, 3G and 4G services and EE is a party to an ongoing consultation with Ofcom in relation to this. Any significant increases in spectrum pricing applicable to the Enlarged Group could have a material adverse effect on the Enlarged Group’s business and results of operations.

Ofcom may, after consultation, vary conditions in relation to spectrum licences. The scope and form of the regulation of wholesale services is reviewed every three years and can include controls on the level of prices charged for regulated inputs. An example of this regulatory change is Ofcom’s recent variation of the 900 MHz and 1,800 MHz licences of the four mobile network operators to require them to extend coverage to 90 per cent. of the UK by the end of 2017. Ofcom sought the agreement of the four mobile network operators to this change. This will result in increased capital expenditure by EE to comply with this obligation.

As technology and market dynamics develop and as the mobile business of EE is integrated into BT then a wider range of existing regulations will apply to the Enlarged Group and a broader range of new and/or modified regulations may be directed at the Enlarged Group. For example, Ofcom has announced a Strategic Review of Digital Communications, assessing the UK’s digital communications markets, including the broadband, mobile and landline markets.

Expected benefits from investment in networks, licences and new technology may not be realised by the Enlarged Group

EE, as well as BT to a lesser extent, has made substantial investments in the acquisition of licences. EE has invested in its mobile networks, including the modernisation of its 2G network, the upgrade of its 3G network and the continued expansion of its 4G network which was launched in October 2012. EE expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies (such as 4G). It may acquire new spectrum licences in the future with licence conditions which could include network coverage obligations or higher than expected licence fees. Accordingly, the rate of the Enlarged Group’s capital expenditures and costs in future years could increase and exceed those which EE and, following Completion, the Enlarged Group has experienced to date.

There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services (in particular, the cost of new network spectrum licences and network infrastructure, e.g. for 4G services and subsequent evolutions). Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have an adverse effect on the Enlarged Group’s business and operations and could result in significant write downs of the value of network spectrum or other licences or other network-related investments.

Should the current economic climate worsen, the Enlarged Group may decide, or be required, to scale back capital expenditures. While the Directors believe that the Enlarged Group would have flexibility in terms of the amount and timing of its capital expenditure programme, a lasting reduction in capital expenditure levels below certain thresholds could affect its ability to invest in its mobile telecommunications network (including additional spectrum), new technology and its other businesses and therefore could have an adverse effect on its future growth and the value of its radio spectrum.

The Enlarged Group’s business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment

Media reports have suggested that radio frequency emissions from wireless mobile devices and mobile telecommunications sites may cause various health issues, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organisation has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health from emissions at levels below internationally recognised health and safety standards. However, the Enlarged Group cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not such research or studies conclude that there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices, thereby impairing the Enlarged Group’s ability to retain customers and attract new customers, or may result in restrictions on the location and operation of mobile communications sites by the Enlarged Group or the usage of the Enlarged Group’s wireless technology. Such concerns could also lead to litigation against the Enlarged Group. Any restrictions on use or litigation could have an adverse effect on the operating results, business, financial condition and prospects of the Enlarged Group.

PART III

INFORMATION ON EE

1.	Overview

EE is the UK’s largest mobile communications provider, with 30.9 million customers as at 31 December 2014 (31 December 2013: 30.8 million) and an estimated mobile subscriber market share of 32 per cent. (31 December 2013: 33 per cent.). EE operates exclusively in the UK and currently operates under the EE, Orange and T-Mobile brands. Under the Share Purchase Agreement, the Sellers will procure that EE will continue to benefit from existing Orange and T-Mobile brand licences for three calendar months following Completion. Before the end of that three month period, the Sellers, BT and EE will agree conditions for continued use of these brands by EE for certain periods thereafter until the legacy brands are totally extracted. Further details of this are set out in Part A of Part IV (Summary of the Principal Terms of the Acquisition) of this Circular.

EE was the first UK mobile network operator to launch a 4G network, introducing high speed consumer and business tariffs under the EE brand. The EE network provides customers with the widest and fastest 4G coverage in the UK (according to Ofcom). During 2014 EE continued to monetise 4G effectively, extending the range of 4G tariffs to include lower price points to increase the addressable market.

2.	Business operations

The EE Group offers mobile services (consisting of voice, messaging and data services) and fixed voice and broadband services to both retail and business customers through multiple telecommunications technologies.

Mobile Services

Mobile services are sold under two types of arrangements. “Pay as you go” services (“PAYG” or prepaid services) typically involve the customer purchasing devices (such as handsets) at minimal or no discount at the point of connection and then pre-paying for products and services which are charged at different rates. For “pay monthly” services (“PAYM” or postpaid services), customers typically sign a fixed term contract for the use of products, services and equipment with a recurring charge being billed monthly in advance and additional services not included in the tariff bundle billed monthly in arrears. In return for a contractual commitment the customer receives a discounted device and a bundle of voice call minutes, text messages and a data allowance.

The EE Group offers a broad device portfolio to customers of each of the EE, Orange and T-Mobile brands. The range includes handsets, mobile broadband and wireless internet access devices, tablet computers and other computer products from many of the world’s leading manufacturers. Many devices are specifically tailored to the EE Group’s network to deliver enhanced performance of the device, connectivity and service, thereby optimising customer experience and maximising revenue-generation potential. The device portfolio is complemented by a wide range of accessories to support customers’ requirements.

Mobile Virtual Networks

The EE Group provides mobile services to additional subscribers by making its network available to a number of MVNOs permitting other mobile telecommunications operators to use EE’s network to route calls to and from their customers. As at 31 December 2014 the EE Group has an MVNO portfolio of 3.7 million subscribers, which enables 31 MVNO brands to use the EE Group network, after signing on BT and The Post Office in 2014.

The EE Group’s MVNO partners include Virgin Mobile, one of the largest MVNOs in the UK market based on number of connections and total revenue. The EE Group’s MVNO arrangements with Virgin Mobile have been in place since 2004 and the exclusive provision of these services was extended on a long-term basis on 21 October 2013. Virgin Mobile purchases a fixed bundle of voice call, text message and data capability from the EE Group and uses the EE Group’s retail billing services. The number of active Virgin Mobile customers (those that have made a telephone call in the last 30 days) as at 31 December 2014 was around 3.1 million.

Business Customers

The EE Group offers a wide range of mobile and value added services to business customers, ranging from small businesses to multi-national corporations.

The EE Group has built a strong partnering network and, pre-Acquisition, has access to Orange SA’s and Deutsche Telekom AG’s global roaming relationships, putting the EE Group in a position to benefit from international growth in machine-to-machine communications. Having adopted a multi-channel approach utilising both direct and indirect distribution, the EE Group has 1.9 million machine-to-machine connections at 31 December 2014, up 17 per cent. compared with 2013.

The EE Group’s target markets include: utilities, health, consumer electronics, automotive and insurance telematics. The EE Group has also developed managed service solutions to better target and serve the smart logistics and retail sectors through the end-to-end provision of network, devices and data services.

Other Business Areas

The EE Group also participates in other areas of the telecommunications and personal technology sector, such as fixed telephony and broadband, targeted marketing by text message or other mobile media, and mobile transactions such as contactless payment services.

Recent performance and growth

The EE Group continues to focus on attracting new customers, improving customer loyalty and reducing “churn” among existing customers (defined as the number of customers leaving the customer base during a period, divided by the average customer base). Over the course of 2014, the EE Group added 551,000 net postpaid customers (2013: 756,000), increasing the postpaid proportion of the customer base (excluding machine-to-machine and MVNO subscribers) to 61 per cent.. The prepaid customer base reduced by 8 per cent. in line with the industry shift towards postpaid. Meanwhile, churn was 1.2 per cent. per month for postpaid mobile customers in 2014 (2013: 1.1 per cent.), and 2.1 per cent. per month for total mobile customers in 2014 (2013: 2.6 per cent.).

A key distribution channel, Phones 4U Limited (“Phones 4U”), went into administration in September 2014. This triggered a number of events including the acquisition by EE of 58 former Phones 4U shops and Life Mobile, an MVNO, and the accelerated recognition of prepaid costs within the EE Group’s 2014 results. The impact of losing this distribution channel has been mitigated by greater use of the EE Group’s own channels and other indirect distributors.

3.	History

Below is an overview of the key events in EE’s history:

Date	Event
15 October 1987	Orange Personal Communications Services Limited incorporated.

10 May 1989	T-Mobile (UK) Limited incorporated.

September 2009	Orange SA and Deutsche Telekom AG announced their agreement to combine their respective UK mobile businesses, which operate under the brand names Orange and T-Mobile.

1 April 2010	Joint venture completed with T-Mobile (UK) Limited as the parent company of the combined entity.

1 July 2010	T-Mobile (UK) Limited renamed Everything Everywhere Limited.

30 October 2012	Everything Everywhere Limited becomes the first UK mobile network operator to launch 4G services commercially.

2 September 2013	Everything Everywhere Limited renamed EE Limited.

15 December 2014	Orange SA and Deutsche Telekom AG enter into exclusive negotiations with BT to sell EE.

4.	Retail stores and customer service

The EE Group currently operates approximately 580 stores across the UK under the EE brand.

The EE Group also has a significant online presence offering mobile tariffs and devices, together with fixed broadband and voice services. Online customer service is also a key capability with customers able to self-serve via personalised portals.

During the year ended 31 December 2014, the EE Group employed an average of 7,078 people in its customer care and administration organisation. It operates centres in the UK in Darlington, North Tyneside, Plymouth, Doxford, Greenock and Merthyr Tydfil. The EE Group also partners with recognised specialist companies in the provision of customer service in the UK and internationally. In February 2014, the EE Group announced plans to deliver industry-leading customer service by increasing UK-based customer service resources, with the creation of over 1,000 new customer service roles in the UK over the next two years.

EE also sells through indirect channels, including telecommunications specialists such as The Carphone Warehouse, as well as through general retail outlets such as ASDA and Argos.

5.	Network information and information technology

The EE Group has the UK’s biggest mobile network with around 20,000 base stations in the UK, which include 2G, 3G and 4G equipment supporting the EE, Orange and T-Mobile brands.

On 30 October 2012, the EE Group launched the UK’s first 4G network using its existing 1800 MHz radio spectrum. As at 31 December 2014, the 4G network provided more than 80 per cent. outdoor population coverage, with double-speed 4G covering more than 60 per cent. of the population.

In 2013, the EE Group also successfully acquired 2 x 5 MHz of 800 MHz and 2 x 35 MHz of 2,600 MHz spectrum. The licence for this spectrum was issued by Ofcom on 1 March 2013. These spectrum bands are ideally suited for high speed 4G data services, allowing for speeds of 4 Mbps and above. This additional spectrum will help to support the continued rollout of the EE Group’s 4G services.

On 18 December 2014, the EE Group and the three other UK mobile network operators reached an agreement with the UK Government to each provide 90 per cent. geographic coverage for voice and text messaging by the end of 2017.

Fixed broadband

On 14 April 2010, Orange Personal Communications Services Limited (“OPCS”) entered into a six year non-exclusive agreement with BT to: (i) outsource to BT the provision and operation of fixed telecommunications (i.e. land line services); (ii) provide broadband services to EE’s customers; and (iii) migrate existing Orange broadband customers to a new broadband services platform operated by BT.

The EE Group has also outsourced the operation and management of the IT and network functions for fixed broadband to BT.

This agreement was novated on 1 November 2010 to EE following the transfer of the trade and assets of OPCS to EE on 1 July 2010.

Under the terms of the agreement, BT committed to provide next generation broadband services. As a result the EE Group launched fibre broadband services on 30 October 2012, enabling the EE Group’s customers to take advantage of the greater speed and capacity afforded by fibre optics.

As at 31 December 2014, the EE Group’s fixed broadband service had approximately 834,000 subscribers.

In October 2014, EETV was launched, consisting of an innovative TV smart box with an intuitive smartphone user interface and multi-record, multi-screen functionality, available to new and existing EE fixed broadband customers.

6.	Joint ventures and contracts

Digital Mobile Spectrum Limited (DMSL)

DMSL is a joint venture between EE, Hutchison, Telefonica UK Limited and Vodafone Limited. DMSL was incorporated on 10 October 2012, with each of the four shareholders subscribing for one £1 ordinary share. The company was set up to undertake activities to mitigate potential interference to digital terrestrial television reception which may arise as a consequence of the use of 800 MHz spectrum, licensed following an auction in February 2013. It is a condition of the 800 MHz licences that the licensees undertake these mitigation activities through DMSL. For each 5 MHz paired block of 800 MHz spectrum awarded, the licensees are required to commit to contribute up to £30 million to cover the costs of DMSL. EE acquired 2 x 5 MHz of 800 MHz spectrum in the auction and was required to contribute up to a total of £30 million. By the end of 2014, EE had made total payments of £12 million.

Mobile Broadband Network Limited (MBNL)

In December 2007, EE established a joint operation, MBNL, with Hutchison in which both companies share their respective mobile 3G radio access networks. The parties are committed to a long term agreement and, in February 2010, the term was extended to December 2031. In December 2013, an agreement setting out a five-year investment plan for MBNL was signed. The key principles of the joint operation are that:

•	radio access network equipment is consolidated (i.e. one set of equipment is used to operate the two networks);

•	3G equipment and shared sites are owned (directly or indirectly) on a 50:50 basis and pre-defined cost sharing ratio; and

•	Orange sites, retained in the course of the integration of the Orange and T-Mobile networks and owned by EE, will supplement the shared network.

There is also flexibility through “unilateral deployment” to deploy future technologies and capacity upgrades on an unshared basis (at each party’s own cost).

Costs are generally shared between the parties on a 50:50 basis, however, EE does pay some additional costs for its 2G radio access network. The operating costs of the network include rent, rates, electricity and annual site maintenance. However, each party bears its own costs directly attributable to any non-shared sites. Transmission costs are provided on a lowest cost basis. In addition, MBNL charges the EE Group fees in relation to the management and use of the shared network.

MBNL does not own the network assets, other than the backhaul transmission assets and the microwave backhaul licences. MBNL holds microwave spectrum licences at 10 GHz, 28 GHz and 40 GHz for the backhaul transmission network (being the transport network which carries traffic between the mobile base stations and the control and switching elements located deeper in the network) and there is currently no other commitment to acquire or deploy any spectrum on a joint basis.

MBNL is a small organisation with approximately 150 employees, which manages the legacy T-Mobile and Hutchison network estate and outsourced suppliers, who maintain and support the networks. MBNL passes substantially all network operating costs to EE and Hutchison according to agreed cost sharing rules.

MBNL is funded by £20 million share capital, fully paid, and a revolving shareholder loan facility. Interest is based on LIBOR plus a margin of 1.75 per cent., paid quarterly. In 2012, the loan facility was extended for a further five years to 18 December 2017 and, in September 2012, the amount that may be drawn down from each of EE and Hutchison was increased to £186 million. As at 31 December 2014, the total amount drawn down against the shareholder loan provided by EE is £151 million.

Deutsche Telekom AG also provides a guarantee to Hutchison, to a maximum value of £750 million, in respect of EE’s obligations as a shareholder and any liability incurred by EE under the MBNL joint operation. BT has agreed that it will use reasonable endeavours to replace and release Deutsche Telekom as guarantor in connection with the guarantee from Completion. If the guarantee is not replaced at Completion, BT will provide a back-to-back guarantee to Deutsche Telekom AG as part of the Acquisition and use reasonable endeavours to provide a replacement guarantee as soon as reasonably practicable after Completion. BT will not be required to obtain a bank guarantee to replace Deutsche Telekom’s guarantee.

7.	Regulation

The EE Group’s activities are regulated in accordance with general UK law and sector specific regulation. Broadly speaking, the regulation of communications in the UK is derived from European law and the regulatory framework was updated in the UK in May 2011.

The primary regulator is Ofcom, which is responsible for both communications and radiocommunications regulation, pursuant to the Communications Act 2003 and the Wireless Telegraphy Act 2006.

Ofcom’s key regulatory instruments in relation to the EE Group’s activities are: (i) significant rights to regulate the exercise of market power in relation to wholesale mobile voice termination rates; and (ii) the ability to regulate mobile spectrum licences.

The EE Group is also regulated by Phonepay Plus in respect of premium rate telecommunications services.

8.	Pensions

The EE Group operates a defined contribution pension scheme and a defined benefit pension scheme.

Defined contribution pension scheme

This scheme is open to all EE employees. The pension cost for the defined contribution scheme, which represents contributions payable by the EE Group, amounted to £23 million for the year ended 31 December 2014 (2013: £18 million).

Defined benefit pension scheme

The defined benefit pension scheme was established on 1 March 2000 with benefits based on final remuneration and length of service. Assets are held in a separately administered trust.

The scheme was closed to future accrual from 30 June 2014, resulting in the pension liability being reduced by £28 million due to the removal of the link of future salary increases to accrued benefits. The impact has been recognised in the income statement as a past service credit in the period to 31 December 2014.

The last funding valuation of the scheme as at 31 December 2012 showed a deficit of around £130 million. The next funding valuation of the scheme will have an effective date of no later than 31 December 2015.

EE is currently paying deficit contributions of £20 million per year which, along with investment returns from return-seeking assets, is expected to make good this shortfall by 31 October 2018. Prior to the closure of the scheme, EE also paid contributions of 9.9 per cent. (from 1 January to 31 March 2014) and 13 per cent. (1 April to 30 June 2014) of pensionable salaries in respect of benefit accrual in the year.

PART IV

SUMMARY OF THE PRINCIPAL TERMS OF THE ACQUISITION

Part A Share Purchase Agreement

On 5 February 2015, the Share Purchase Agreement was entered into between the Company, the Sellers, who hold 100 per cent. of the issued share capital of EE on a combined basis, Deutsche Telekom AG as guarantor of Deutsche Telekom and Orange SA as guarantor of Orange. Pursuant to the Share Purchase Agreement, the Sellers have conditionally agreed to sell, and the Company has conditionally agreed to acquire, the entire issued share capital of EE.

1.	Purchase price

1.1	Consideration adjustments

Under the terms of the Share Purchase Agreement, BT will purchase the entire issued share capital of EE for a purchase price equivalent to £12.5 billion on a debt and cash free basis. The purchase price to be paid is subject to customary post-Completion adjustments to reflect the debt, cash, working capital and capex position of EE at Completion. Based upon EE’s net debt as at 31 December 2014, adjusted for estimated other debt-like items, the consideration payable by BT will be satisfied by:

(a)	the issue to Deutsche Telekom of around 1.2 billion new Ordinary Shares, equivalent to 12 per cent. of BT’s share capital on an enlarged basis post-Acquisition;

(b)

a residual cash payment to Deutsche Telekom of around £200 million based upon a reference price of 411.5 pence per Ordinary Share, being the closing price on 4 December 2014 (subject to further variation in accordance with the cap and collar protection mechanism described below);

(c)	the issue to Orange of around 0.4 billion new Ordinary Shares, equivalent to 4 per cent. of BT’s share capital on an enlarged basis post-Acquisition; and

(d)

a residual cash payment to Orange of around £3.4 billion based upon a reference price of 411.5 pence per Ordinary Share (subject to further variation in accordance with the cap and collar protection mechanism described below).

The Consideration Shares will be issued at Completion, credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends, distributions or any return of capital declared, made or paid after Completion.

1.2	Cap and collar mechanism

The Share Purchase Agreement contains a cap and collar protection mechanism which provides for an adjustment to the cash element of the consideration where there is a movement in the price of an Ordinary Share (measured by reference to the average Ordinary Share price in the 15 trading days before the date which is five Business Days before Completion) from the reference price set out above, subject to:

(a)

a minimum share price per Ordinary Share of approximately 395.0 pence (being 4 per cent. below the reference price). A share price below this level would not result in further adjustment to the cash consideration and therefore the value of the Acquisition would fall below £12.5 billion; and

(b)

a maximum share price per Ordinary Share of approximately 428.0 pence (being 4 per cent. above the reference price). A share price above this level would not result in further adjustment to the cash consideration and therefore the value of the Acquisition would increase above £12.5 billion.

If the cash element of the consideration due to Deutsche Telekom is estimated to be less than zero at Completion (as a result of EE’s estimated adjusted net debt position as at Completion), BT can reduce the number of Ordinary Shares to be issued to Deutsche Telekom by such number as results in the cash consideration payable to Deutsche Telekom then being as near as possible to zero. In such circumstances, Deutsche Telekom would then receive less than 12 per cent. of BT’s enlarged issued share capital as a result of the Acquisition.

2.	Conditions

Completion is conditional upon satisfaction or, where capable of being waived, waiver of the following Conditions prior to the Long Stop Date (or such later date as the parties may agree):

(a)	passing the Acquisition Resolution;

(b)	allotment of the Consideration Shares to the Sellers, subject only to their admission to listing and trading;

(c)

the UK Listing Authority having approved the admission of the Consideration Shares to the Official List and the London Stock Exchange having approved admission of the Consideration Shares to trading with effect from Completion;

(d)	clearance of the Acquisition by the CMA, meaning:

(i)

clearance of the Acquisition by the CMA at Phase 1 unconditionally, or conditionally on BT giving remedies, which are at BT’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or

(ii)

clearance of the Acquisition by the CMA at Phase 2 unconditionally, or conditionally on BT giving remedies, which are to be agreed by BT acting reasonably and in co-ordination and consultation with the Sellers, provided that BT shall not be required to give any remedy which would have a material adverse effect on BT or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;

(e)	or, if the Acquisition is referred to the European Commission, clearance of the Acquisition by the European Commission, meaning;

(i)

clearance of the Acquisition by the European Commission under Article 6(1)(b) of the European Union Merger Regulation unconditionally, or conditionally on BT giving remedies, which are at BT’s sole discretion to agree (but in co-ordination and consultation with the Sellers); or

(ii)

clearance of the Acquisition by the European Commission under Article 8(1) or 8(2) of the European Union Merger Regulation unconditionally, or conditionally on BT giving remedies, which are to be agreed by BT acting reasonably and in co-ordination and consultation with the Sellers, provided that BT shall not be required to give any remedy which would have a material adverse effect on BT or the EE Group, or would not be reasonable from a financial or strategic perspective, and in the event that BT agrees such remedies, the Sellers shall share the cost of such remedies by way of a reasonable reduction in the purchase price for the Acquisition;

(f)	no EE material adverse change having occurred; and

(g)	no BT material adverse change having occurred.

If the Acquisition Resolution is approved at the General Meeting and each of the other Conditions is satisfied (or, where capable of being waived, waived) prior to the Long Stop Date (or such later date as the parties may agree), the Company will be contractually obliged to proceed to Completion unless the Share Purchase Agreement is otherwise terminated.

BT expects the Acquisition to complete before the end of BT’s 2015/16 financial year (on 31 March 2016).

3.	Pre-Completion undertakings

3.1	BT

BT has agreed that until Completion or earlier termination of the Share Purchase Agreement, it shall:

(a)	ensure at all times that its shares are admitted to the Official List and to trading on the London Stock Exchange;

(b)

not undertake any share issuance or create any right to subscribe for any Ordinary Shares or share capital, or issue or create any right to subscribe for any other securities or equity interests convertible into Ordinary Shares or share capital (save in connection with any existing BT employee share plans);

(c)	not announce, authorise, declare, make or pay any dividend other than ordinary course dividends payable in cash in accordance with its announced dividend policy;

(d)	not implement any share buy-back or other return of capital, except in accordance with its existing ordinary course share buy-back programme;

(e)	not implement any reorganisation or other demerger or spin-off;

(f)

not take any other action which would affect the number of Ordinary Shares in issue or make any other shareholder distribution of income or capital or similar arrangement (other than the exceptions outlined above); or

(g)	subject to customary exceptions, not solicit any takeover offer for BT or any similar transaction which would materially prejudice the likelihood of Completion.

As a result of the undertakings described above, BT will be unable to access the equity capital markets to raise additional capital until Completion or earlier termination of the Share Purchase Agreement.

3.2	EE

The Sellers have agreed that until Completion or earlier termination of the Share Purchase Agreement, they shall procure that EE:

(a)	carries on its business in the ordinary course and exercises such rights as it has to procure that the affairs of MBNL are carried on in the ordinary course; and

(b)	does not, without the prior consent of BT (except in relation to certain projects of EE agreed with BT around the time of entry into the Share Purchase Agreement):

(i)	make any material acquisitions or disposals of assets or properties;

(ii)	enter into or alter any material contracts except in the ordinary course of business;

(iii)	enter into or alter any existing material arrangements with the Sellers’ Groups;

(iv)	incur any new material indebtedness or incur any new material guarantee obligations or, except in the ordinary course, indemnity obligations;

(v)	agree to any change in the terms of the existing investment strategy or, except in limited circumstances, the funding basis of the EE defined benefit pension scheme;

(vi)	agree any surrender of, or take any action which could prejudice the use of, the EE Group’s tax losses;

(vii)	enter into or settle any material litigation or other material dispute;

(viii)	acquire any wireless spectrum;

(ix)	make any fundamental changes to the network technologies or principal billing systems of the EE Group; and/or

(x)

perform a number of further customary actions, including: changing the material general terms of employment of its employees; adopting or materially amending any employee benefit, bonus or profit sharing scheme; materially changing its pension and retirement arrangements for employees; declaring a dividend (except in accordance with EE’s 2015 budget) which would result in the Deutsche Telekom cash consideration resulting from the Aquisition being less than zero; issuing or encumbering shares; or making changes to its accounting policies, constitutional documents or corporate group structure.

The Sellers have also agreed to customary standstill provisions prohibiting acquisitions of Ordinary Shares or the making of any takeover offer for BT prior to Completion, from which point the terms of the Relationship Agreement and Standstill and Lock-up Agreement shall apply.

4.	Seller Warranties, Indemnities and Covenants

4.1	Warranties

The Share Purchase Agreement contains customary warranties given by the Sellers, including in relation to authorisations, valid obligations, filings and consents for the entry of the Sellers into the Transaction Documents, and including in relation to the EE Group, its share capital, accounts and financial condition, material licences and approvals, compliance with laws, condition and sufficiency of its network and assets, tax, material contracts, related party arrangements, litigation, IP and IT systems, employees and benefit arrangements, pension schemes, real estate and ownership and conduct of the MBNL joint venture arrangement.

4.2	Indemnities

The Sellers have also agreed, amongst other things, to indemnify BT in the event that BT suffers loss as a result of certain regulatory fines being levied against BT or the EE Group, and against losses suffered by BT or the EE Group as a result of certain other investigations and disputes.

The warranties and indemnities given by the Sellers are subject to customary financial and other limitations.

4.3	Covenants

The Share Purchase Agreement contains customary covenants restricting the Sellers from competing with EE’s business for a period of three years following Completion (subject to customary exceptions for existing businesses and financial investments) and from soliciting employees of the EE Group for a period of two years following Completion (subject to customary exceptions).

The Share Purchase Agreement also contains a customary tax covenant in respect of liability for taxes due pre and post-Completion.

5.	Company Warranties and Indemnity

The Share Purchase Agreement contains warranties given by the Company as to, amongst other things, its capacity and authority to enter into and perform its obligations under the Transaction Documents, compliance by the Company in all material respects with certain laws and regulations, the availability of financing for the cash element of the consideration for the Acquisition, the accuracy of its public filings, and there having been no material adverse change to its financial position since its last accounts date.

BT also agrees that it will indemnify the Sellers in the event that they suffer loss as a result of BT having taken certain actions in respect of the EE defined benefit pension scheme or the BT defined benefit pension scheme (but in relation to the BT Pension Scheme, only where Deutsche Telekom is identified as being connected to BT by virtue of the appointment of a Director to the Board by the Deutsche Telekom Group).

The warranties and indemnity given by BT are subject to customary financial and other limitations.

6.	Other undertakings

Prior to Completion, the Sellers and BT will agree the scope and terms of any transitional services arrangements required after Completion, with a view to entering into separate transitional services agreements between EE, BT and each of the Sellers at Completion. The purpose of these transitional services agreements is to document any services that are currently provided by a party (or a member of its group) and that the recipient of those services wishes to continue to receive for a transitional period from Completion. Any services that a service recipient elects to continue to receive from Completion will be provided on the current terms or agreement applicable to the provision and receipt of those services. Unless otherwise agreed, the maximum term of each service will be between six and 18 months depending on the type of service.

Each Seller, as applicable, will procure that EE can continue to benefit from an existing Orange or T-Mobile brand licence for three calendar months following Completion. Prior to the date falling three calendar months after Completion, the Sellers (or the relevant members of their groups), BT, and EE will agree appropriate conditions for the continued use of the Orange or T-Mobile (as applicable) brands by EE following that date until the date falling 36 months (in the case of the T-Mobile brand) and 33 months (in the case of the Orange brand) thereafter. Such agreement will include appropriate modifications to the existing brand licences to reflect the change in ownership of EE, and continued use of the brands will be for the purpose of an orderly wind-down and extraction of the Orange and T-Mobile brands from EE’s business and subject to the continued payment of royalties.

BT has also undertaken to Deutsche Telekom AG to provide, from Completion, a back-to-back guarantee of Deutsche Telekom AG’s guarantee to Hutchison, to a maximum value of £750 million. Deutsche Telekom AG’s existing arrangement guarantees EE’s obligations in respect of any liability incurred by EE under the MBNL joint operation.

7.	Guarantee

Deutsche Telekom AG has agreed to guarantee the performance by Deutsche Telekom, and Orange S.A. has agreed to guarantee the performance by Orange, of their respective obligations under the Share Purchase Agreement.

8.	Break fee

If the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result, then BT shall pay a break fee of £250 million (in aggregate) to Deutsche Telekom and Orange.

9.	Termination

In the event that the Conditions are not satisfied or, where capable of being waived, waived by the Long Stop Date (or such later date as the parties may agree), including where any remedies required by the CMA in order to obtain merger clearance are not reasonable, the Share Purchase Agreement will automatically terminate.

BT may terminate the Share Purchase Agreement prior to the Long Stop Date if the Acquisition Resolution is not approved.

The Sellers are entitled to terminate the Share Purchase Agreement prior to the Long Stop Date if the Board changes its recommendation that Shareholders vote in favour of the Acquisition prior to the vote being taken and Shareholders do not approve the Acquisition or if BT recommends an alternative transaction prior to Completion and the Acquisition does not proceed to Completion as a result.

10.	Costs

The Company and the Sellers have each agreed to pay the costs and expenses incurred by them in connection with the preparation, negotiation, entering into and completion of the Transaction Documents and any other agreements in respect of the Acquisition. BT has agreed to bear any stamp duty or other transfer taxes in respect of the transfer of the shares of EE.

Part B Relationship Agreement

1.	Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom

At Completion, BT will enter into the Relationship Agreement with Deutsche Telekom AG and Deutsche Telekom, which will regulate aspects of the ongoing relationship between BT, Deutsche Telekom AG and the Deutsche Telekom Group.

The Relationship Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities or (b) the Deutsche Telekom Group ceases to be interested in more than three per cent. of the issued ordinary share capital of BT.

The Relationship Agreement will contain, among other things, undertakings from Deutsche Telekom AG that for such period as the Deutsche Telekom Group holds 10 per cent. or more of the issued share capital of BT:

(i)	transactions and arrangements between BT and the Deutsche Telekom Group will be entered into on an arm’s length basis and on normal commercial terms;

(ii)	neither it nor any member of the Deutsche Telekom Group will take any action that would have the effect of preventing BT from complying with its obligations under the Listing Rules; and

(iii)

neither it nor any member of the Deutsche Telekom Group will propose or procure the proposal of a shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules (the “Independence Provisions”).

Deutsche Telekom AG undertakes to procure the compliance of its group members with the Independence Provisions.

2.	Standstill Provisions

The Relationship Agreement will contain standstill provisions pursuant to which Deutsche Telekom AG undertakes on behalf of itself and the Deutsche Telekom Group for a period of three years from the date of the Relationship Agreement (the “Initial Standstill Period”), subject to certain exceptions, not to:

(i)

acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Deutsche Telekom Group and any of its concert parties increases above 12 per cent. of Ordinary Shares in issue at any time;

(ii)	act in concert with any person with respect to the holding, voting or disposition of any shares or other securities of BT;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part B only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include circumstances:

(i)

where the Deutsche Telekom Group acquires an interest in any shares or other securities of BT from the Orange Group provided that such acquisition does not increase the aggregate interest of the Deutsche Telekom Group and its concert parties above 15 per cent. of the Ordinary Shares in issue;

(ii)

where the Deutsche Telekom Group announces an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the “Code”) or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;

(iii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and

(iv)	where BT makes any offering or issue of shares or other securities and the Deutsche Telekom Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

Under the Relationship Agreement, Deutsche Telekom AG undertakes, among other things, that for a period of two years from the expiry of the Initial Standstill Period, in the event that the Deutsche Telekom Group acquires (other than as a result of a reduction or re-organisation of share capital or re-purchase of shares or other securities of BT) any Shares in excess of 15 per cent. of the Ordinary Shares in issue (the “Excess Shares”), it shall procure that the votes attaching to such Excess Shares shall be exercised (subject to the provisions of the Code and applicable law or regulation) in accordance with the recommendation of the Board of Directors of BT on all shareholder resolutions which relate to a transfer of an interest in Ordinary Shares carrying in aggregate 30 per cent. or more of the voting rights of BT and on all special resolutions of BT. After expiry of the Initial Standstill Period, the Deutsche Telekom Group will otherwise be free to increase its shareholding in BT.

3.	Lock-up Provisions

The Relationship Agreement contains lock-up provisions pursuant to which Deutsche Telekom AG and Deutsche Telekom undertake for a period of 18 months from the date of the Relationship Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, offer, sell, contract to sell, grant or sell options over, purchase any option or contract to sell, transfer, charge, pledge, grant any right or warrant or otherwise transfer, lend or dispose of any shares in BT or any securities convertible into or exercisable or exchangeable for such shares, or announce or otherwise publish an intention to do any of the foregoing (each of the above activities being a “Disposal”). The exceptions include:

(i)

where Deutsche Telekom AG or Deutsche Telekom accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(ii)	any Disposal to any member of the Deutsche Telekom Group, provided that the transferee agrees to be bound by the restrictions of the Relationship Agreement; and

(iii)

any sale of shares via any single off-market trade to a Financial Investor of no more than five per cent. each of the Ordinary Shares in issue of BT (or, on one occasion only, the sale of two stakes of not more than five per cent. each at the same time to two different Financial Investors), provided that any transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Relationship Agreement.

4.	DT CP Contract

Prior to any Disposal by Deutsche Telekom AG, Deutsche Telekom or any of their group members in accordance with paragraph 3(iii) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the DT CP Contract.

Pursuant to the DT CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the Ordinary Shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The DT CP Contract will terminate 18 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Orange and Orange SA, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14 per cent. of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. In addition, BT has separately undertaken to give the Sponsor prior notice of its intention to make an offer for Ordinary Shares under the DT CP Contract, to consult with the Sponsor regarding such offer and not to make such offer unless at the relevant time the Board, having been so advised by the Sponsor, considers such offer to be fair and reasonable as far as Shareholders are concerned. After expiry of the lock-up period described above, the Deutsche Telekom Group will be free to dispose of its shareholding in BT without further restriction.

A copy of the DT CP Contract will be available for inspection at the Company’s registered office not less than 15 days before the date of the General Meeting.

5.	Rights of Deutsche Telekom AG

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom AG is able to appoint one Non-Executive Director (the “Deutsche Telekom Representative Director”) to the Board for so long as the Deutsche Telekom Group holds 10 per cent. or more of the issued share capital of BT (provided that, if the shareholding is reduced below 10 per cent. as a result of a non-pre-emptive share issuance by BT, the board appointment right shall continue for as long as the Deutsche Telekom Group holds at least eight per cent. of BT’s shares but provided further that such reduced shareholding shall not have occurred as a result of the Deutsche Telekom Group selling Ordinary Shares, and also provided that the Deutsche Telekom Group must top up to 10 per cent. within 12 months or the right will lapse). Any such appointment shall be made in consultation with the BT Nominating & Governance Committee and the appointee must be approved by the BT Chairman (such approval not to be unreasonably withheld or delayed).

The Relationship Agreement provides for the establishment of a new committee of BT (the “Conflicted Matters Committee”) which shall assess whether and to what extent the Board papers and Board meetings of BT are likely to consider or refer to any matter in respect of which the Conflicted Matters Committee believes that either:

(i)	BT and the Deutsche Telekom Group are competitors; or

(ii)	there is an actual or potential conflict of interest between BT and the Deutsche Telekom Group (a “Conflicted Matter”).

The Conflicted Matters Committee shall comprise of at least three members including at all times the Secretary to the Board, the Head of Competition and Regulatory Law and the Director of Governance. The Deutsche Telekom Representative Director shall not be a member of the Conflicted Matters Committee. The Deutsche

Telekom Representative Director shall not attend any Board meeting of BT unless a senior compliance officer of Deutsche Telekom AG has received prior confirmation that the Conflicted Matters Committee has considered whether such attendance raises any concerns in relation to a Conflicted Matter. In the event that the Conflicted Matters Committee has a serious or immediate concern in relation to a Conflicted Matter, the Deutsche Telekom Representative Director shall not attend any Board meetings in relation to the Conflicted Matter and shall not receive any information in relation to the Conflicted Matter.

Deutsche Telekom AG is also entitled to receive, subject to compliance by BT with its legal and regulatory obligations, such financial or other information in relation to the BT Group as is necessary or reasonably required by Deutsche Telekom AG in order to comply with its reporting requirements and legal, regulatory or tax obligations.

Part C Standstill and Lock-up Agreement with Orange SA and Orange

1.	Standstill and Lock-up Agreement

At Completion, BT will enter into a Standstill and Lock-up Agreement with Orange SA and Orange, which will regulate the ability of the Orange Group to deal in shares and other securities of BT. The Standstill and Lock-up Agreement will terminate if (a) the Ordinary Shares are no longer listed on the premium listing segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities or (b) the Orange Group ceases to be interested in more than three per cent. of the issued ordinary share capital of BT.

2.	Standstill Provisions

The Standstill and Lock-up Agreement will contain standstill provisions pursuant to which Orange SA will undertake on behalf of itself and its group for a period of three years from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, not to:

(i)

acquire or offer to acquire any interest in any shares or other securities of BT as a result of which the aggregate interest of the Orange Group and its concert parties increases above four per cent. of Ordinary Shares in issue at any time;

(ii)	act in concert with any person in respect of the holding, voting or disposition of any shares or other securities of BT;

(iii)	solicit or participate in any solicitation of Shareholders to vote in a particular manner at any meeting of the Shareholders; or

(iv)	actively or publicly make any proposals for any merger, consolidation or share exchange involving shares or other securities of BT (for the purposes of this Part C only, the “Standstill Provisions”).

The exceptions to the Standstill Provisions include:

(i)

where the Orange Group announces an offer under Rule 2.7 of the Code or takes any action requiring it to make an offer under Rule 9 of the Code, in each case if such offer is recommended by the Directors of BT;

(ii)	where any third party makes or announces under Rule 2.7 of the Code an offer to acquire the issued ordinary share capital of BT, whether such offer is recommended by the Directors of BT or not; and

(iii)	where BT makes any offering or issue of shares or other securities and the Orange Group takes up its rights to subscribe for or acquire the shares or other securities offered to it by BT.

After expiry of the standstill period, the Orange Group will otherwise be free to increase its shareholding in BT.

3.	Lock-up Provisions

The Standstill and Lock-up Agreement will contain lock-up provisions pursuant to which Orange SA and Orange undertake for a period of 12 months from the date of the Standstill and Lock-up Agreement, subject to certain exceptions, that neither they nor any of their group members will, directly or indirectly, effect any Disposal (as defined in Part B above). The exceptions include:

(i)	any Disposal to the Deutsche Telekom Group;

(ii)

where Orange SA or Orange accepts any offer by a third party for the whole of the ordinary share capital of BT, whether by tender offer or scheme of arrangement, or provides an irrevocable undertaking or letter of intent to accept or vote in favour of any such offer;

(iii)	any Disposal to any member of the Orange Group, provided that the transferee agrees to be bound by the restrictions of the Standstill and Lock-up Agreement;

(iv)

any sale of shares via any single off-market trade to a Financial Investor of up to all the shares of BT in which the Orange Group has an interest, provided that the transferee enters into a lock-up agreement on substantially similar terms to the lock-up provisions of the Standstill and Lock-up Agreement; and

(v)

if the Orange Group owns two per cent. or less of the issued ordinary share capital of the Company, any Disposal which is by way of a swap or other agreement to transfer the economic ownership of the shares.

4.	Orange CP Contract

Prior to any Disposal by Orange SA, Orange or any of their group members, in accordance with paragraph 3(iv) above, BT has a right of first offer in relation to the relevant shares (subject to the passing of the Buy-Back Resolution), and such right is set out in the Orange CP Contract.

Pursuant to the Orange CP Contract, prior to an intended Disposal to Financial Investors, the relevant selling entity is obliged to issue a notice to BT specifying the number of Ordinary Shares proposed to be sold or transferred. BT has nine Business Days within which to make an offer for all of the shares detailed in the notice, or else its right to make an offer will lapse. If the offer is not accepted, the selling entity may make the sale or transfer within three months of the delivery of the notice to BT at a price equal to or greater than the price offered by BT. If BT does not make an offer within the allotted time, the selling entity may sell the Ordinary Shares within three months of the delivery of the notice to BT at any price. The Orange CP Contract will terminate 12 months from Completion.

The notice from the selling entity may be issued to BT during a close period or prohibited period (as such terms are defined in the Model Code of Chapter 9 of the Listing Rules) of BT. If any such period does not expire prior to the end of the nine Business Day period within which BT may elect to make an offer to buy-back the shares, BT will not be able to exercise its right of first offer.

When exercised in conjunction with BT’s right of first offer in relation to Ordinary Shares held by Deutsche Telekom AG and Deutsche Telekom, the maximum amount of Ordinary Shares BT can acquire by exercise of its rights of first offer is approximately 14 per cent. of BT’s share capital on an enlarged basis post-Acquisition. The price at which Ordinary Shares can be bought back shall be no more than the higher of the closing price of the Ordinary Shares on (i) the date on which BT makes an offer to buy-back the Ordinary Shares and (ii) the last trading day before the buy-back takes place. After expiry of the lock-up period described above, the Orange Group will be free to dispose of its shareholding in BT without further restriction.

A copy of the Orange CP Contract will be available for inspection at the Company’s registered office not less than 15 days before the date of the General Meeting.

PART V

HISTORICAL FINANCIAL INFORMATION RELATING TO EE

Introduction

This Part V contains:

•	In Part A, consolidated historical financial information relating to EE for the three years ended 31 December 2012, 2013 and 2014.

•	In Part B, an accountant’s report prepared by PwC on the consolidated historical financial information relating to EE for the three years ended 31 December 2012, 2013 and 2014.

Part A Consolidated Historical Financial Information Relating to EE

Group income statement

Year ended 31 December 2014	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,327	–	6,327
Operating costs	5	(6,087)	(415)	(6,502)

Operating profit (loss)		240	(415)	(175)

Finance expense	20	(88)	(6)	(94)
Finance income		1	–	1

Net finance expense		(87)	(6)	(93)
Share of post tax loss of associates and joint ventures		(5)	–	(5)

Profit (loss) before taxation		148	(421)	(273)
Taxation	8	(36)	78	42

Profit (loss) for the year		112	(343)	(231)

Year ended 31 December 2013	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,482	–	6,482
Operating costs	5	(6,423)	(79)	(6,502)

Operating profit (loss)		59	(79)	(20)

Finance expense	20	(93)	(4)	(97)
Finance income		2	–	2

Net finance expense		(91)	(4)	(95)
Share of post tax loss of associates and joint ventures		(7)	–	(7)

Loss before taxation		(39)	(83)	(122)
Taxation	8	36	(7)	29

Loss for the year		(3)	(90)	(93)

Year ended 31 December 2012	Notes	Before specific items £m	Specific items[a] £m	Total £m
Revenue	4	6,657	–	6,657
Operating costs	5	(6,729)	(106)	(6,835)

Operating loss		(72)	(106)	(178)

Finance expense	20	(79)	(3)	(82)
Finance income		1	–	1

Net finance expense		(78)	(3)	(81)

Loss before taxation		(150)	(109)	(259)
Taxation	8	51	7	58

Loss for the year		(99)	(102)	(201)

[a]	For a definition of specific items, see note 1 “Presentation of specific items”. An analysis of specific items is provided in note 7.

Group statement of comprehensive income

Year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Loss for the year		(231)	(93)	(201)

Other comprehensive (loss) income
Items that will not be reclassified to the income statement		(43)	(54)	(21)
Actuarial loss relating to retirement benefit obligations	17	(53)	(67)	(28)
Tax on actuarial losses	8	10	13	7
Items that may be reclassified subsequently to the income statement		(1)	4	16
Fair value movements on cash flow hedges:
— net fair value (losses) gains	22	(87)	41	36
— recognised in income and expense	22	86	(37)	(15)
Tax on components of other comprehensive income that may be reclassified	8,22	–	–	(5)

Other comprehensive loss for the year, net of tax		(44)	(50)	(5)

Total comprehensive loss for the year		(275)	(143)	(206)

Group balance sheet

At 31 December	Notes	2014 £m	2013 £m	2012 £m
Non-current assets
Intangible assets	10	9,789	10,394	10,496
Property, plant and equipment	11	2,242	2,224	2,238
Derivative financial instruments	21	7	49	24
Associates and joint ventures		3	6	5
Trade and other receivables	14	22	22	26
Deferred tax assets	8	252	202	192

		12,315	12,897	12,981

Current assets
Inventories	13	77	85	125
Trade and other receivables	14	1,294	1,481	1,819
Derivative financial instruments	21	2	–	8
Cash and cash equivalents	18	52	61	166

		1,425	1,627	2,118

Current liabilities
Loans and other borrowings	19	37	77	47
Derivative financial instruments	21	10	11	4
Trade and other payables	15	2,184	2,124	2,106
Provisions	16	204	164	160

		2,435	2,376	2,317

Total assets less current liabilities		11,305	12,148	12,782

Non-current liabilities
Loans and other borrowings	19	2,087	2,139	2,123
Derivative financial instruments	21	26	–	7
Retirement benefit obligations	17	159	143	77
Other payables	15	18	1	2
Provisions	16	204	228	335

		2,494	2,511	2,544

Equity
Ordinary shares	23	22	22	22
Share premium		1,638	1,638	1,638
Other reserves	22	11,264	11,265	11,261
Retained loss		(4,113)	(3,288)	(2,683)

Total equity		8,811	9,637	10,238

		11,305	12,148	12,782

Group statement of changes in equity

	Notes	Share capital[a] £m	Share premium[b] £m	Other reserves[c] £m	Retained (loss) earnings £m	Total equity £m
At 1 January 2012		22	1,638	11,245	(1,727)	11,178

Loss for the year		–	–	–	(201)	(201)
Other comprehensive income (loss) — before tax		–	–	36	(28)	8
Tax on other comprehensive income (loss)	8	–	–	(5)	7	2
Transferred to the income statement		–	–	(15)	–	(15)

Comprehensive income (loss)		–	–	16	(222)	(206)
Dividends to shareholders	9	–	–	–	(734)	(734)

At 1 January 2013		22	1,638	11,261	(2,683)	10,238

Loss for the year		–	–	–	(93)	(93)
Other comprehensive income (loss) — before tax		–	–	41	(67)	(26)
Tax on other comprehensive loss	8	–	–	–	13	13
Transferred to the income statement		–	–	(37)	–	(37)

Comprehensive income (loss)		–	–	4	(147)	(143)
Dividends to shareholders	9	–	–	–	(458)	(458)

At 1 January 2014		22	1,638	11,265	(3,288)	9,637

Loss for the year		–	–	–	(231)	(231)
Other comprehensive loss — before tax		–	–	(87)	(53)	(140)
Tax on other comprehensive loss	8	–	–	–	10	10
Transferred to the income statement		–	–	86	–	86

Comprehensive loss		–	–	(1)	(274)	(275)
Dividends to shareholders	9	–	–	–	(551)	(551)

At 31 December 2014		22	1,638	11,264	(4,113)	8,811

[a]

The allotted, called up, and fully paid ordinary share capital of EE Limited at 31 December 2014, 31 December 2013 and 31 December 2012 was £22m, comprising 11,025,153 Ordinary ‘A’ shares of £1 each and 11,025,153 Ordinary ‘B’ shares of £1 each.

[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	A reconciliation of other reserves is provided within note 22.

Group cash flow statement

Year ended 31 December	Note	2014 £m	2013 £m	2012 £m
Cash flow from operating activities
Loss before taxation		(273)	(122)	(259)
Share of post tax loss of associates and joint ventures		5	7	–
Net finance expense		93	95	81

Operating loss		(175)	(20)	(178)
Other non-cash charges		(37)	(2)	(7)
Loss on disposal of non-current assets		–	5	–
Depreciation and amortisation		1,162	1,291	1,255
Decrease in inventories		8	40	5
Decrease (increase) in trade and other receivables		187	338	(361)
Increase (decrease) in trade and other payables		82	16	(49)
Decrease in other long-term assets		–	3	23
Increase (decrease) in provisions		6	(116)	(77)

Cash generated from operations		1,233	1,555	611
Income taxes received (paid)		2	16	(2)

Net cash inflow from operating activities		1,235	1,571	609

Cash flow from investing activities
Interest income received		–	1	–
Dividends received from associates and joint ventures		2	–	–
Investment in joint arrangements		(4)	(8)	(3)
Acquisition of subsidiaries, net of cash acquired		(10)	–	–
Purchases of property, plant and equipment and software		(570)	(1,180)	(602)

Net cash outflow from investing activities		(582)	(1,187)	(605)

Cash flow from financing activities
Equity dividends paid		(551)	(458)	(734)
Interest paid		(76)	(77)	(24)
Repayment of borrowings		–	–	(811)
Cash flows from derivatives related to net debt		(41)	32	5
Proceeds from bank loans, leases and bonds		6	14	1,671

Net cash (used in) generated from financing activities		(662)	(489)	107

Net (decrease) increase in cash and cash equivalents		(9)	(105)	111

Opening cash and cash equivalents		61	166	55

Net (decrease) increase in cash and cash equivalents		(9)	(105)	111

Closing cash and cash equivalents	18	52	61	166

Notes to the consolidated historical financial information of EE Limited

1.	Basis of preparation

Preparation of the financial information

The consolidated historical financial information of EE Limited (‘EE’) and its subsidiaries (‘the group’) (hereafter the consolidated financial information) has been prepared in accordance with the requirements of the Listing Rules and in accordance with this basis of preparation. The consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union and is also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB). The consolidated financial information is prepared on a going concern basis. It reflects the results of EE Limited and its subsidiaries as a standalone group, prepared in accordance with the accounting policies adopted in BT Group plc’s (BT’s) latest Annual Report, or for areas that are new to BT, in accordance with the accounting policies that BT intends to adopt.

The consolidated financial statements are prepared on the historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements are presented in Sterling, the functional currency of EE Limited, the parent company, and are presented in £m.

New and amended standards adopted with no significant impact to the group

The following new and amended standards adopted during the year did not have any significant impact on the group.

•	IAS 32 ‘Financial Instruments, Presentation: Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32’

•	IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting’

•	IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36’

Presentation of specific items

The group’s income statement separately identifies trading results before specific items. BT’s directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance, as specific items are identified by virtue of their size, nature or incidence. This presentation is consistent with the way financial performance is measured by BT’s Board and Operating Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of items meeting the above definition include disposals of businesses and investments, regulatory settlements, historic insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years.

Specific items for the current and prior years are disclosed in note 7.

2.	Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. Management continually evaluate estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Revenue from multiple-element arrangements

Numerous service offers by the group include two components: equipment (e.g. a mobile handset) and a service (e.g. a talk plan). For the sale of multiple products or services, the group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting.

Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value.

Sales of bundled offers in the mobile business frequently include a handset and a telecommunications service contract. There is objective and reliable evidence of fair value for the telecommunications service to be delivered and this represents the revenue recognised in respect of the services delivered. The residual value of the bundled offer therefore represents the revenue in respect of the handset. This is generally the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription. Communication services and connection fees are therefore recognised over the average expected life of the contractual relationship.

Pension obligations

The present value of the group’s pension liabilities depend on such factors as the life expectancy of the members, price inflation and the discount rate used to calculate the net present value of the future pension payments. Management uses estimates for all of these factors in determining the pension costs and liabilities incorporated in the group’s financial statements. The assumptions reflect historical experience and management’s judgement regarding future expectations.

Useful lives for property, plant and equipment, software and intangible assets

The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on the remaining lives in light of technological change, network investment plans, prospective economic utilisation and physical condition of the assets concerned.

The carrying values of software, property, plant and equipment and intangible assets are disclosed in notes 10 and 11. The useful lives applied to the principal categories of assets are disclosed within note 3.

Provisions and contingent liabilities

The group’s provisions principally relate to obligations arising from property rationalisation programmes, asset retirement obligations, network share and restructuring programmes, claims, litigation and regulatory risks.

In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk. For all risks, the ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Management exercise judgement in measuring the exposures to contingent liabilities through assessing the likelihood that a potential claim or liability will arise and in quantifying the possible range of financial outcomes.

Current and deferred income tax

The actual tax the group pays on profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, the group uses estimates in determining the liability for the tax to be paid on past profits which are then recognised in the financial statements. Management believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised, taking into account the expected timing and level of future taxable income.

Deferred tax assets are only recognised when management believes they will be recovered against future taxable profits. The group uses management’s expectations of future revenue growth, operating costs, and profit margins to determine the extent to which future taxable profits will be generated against which to consume the deferred tax assets.

The value of the group’s income tax assets and liabilities is disclosed on the balance sheet. The carrying value of the group’s deferred tax assets and liabilities is disclosed in note 8.

Goodwill

The group considers that the business represents one cash generating unit (CGU). The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs, profit margins and operating cash flows for the CGU identified.

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 10.

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programme costs, are recognised as an expense for the period in which they are incurred. In some cases, contractual clauses with retailers provide for profit-sharing based on the recognised and paid revenue: the expense is recognised when the revenue is earned from the customer. To the extent that subscriber acquisition and retention costs are paid in advance they are recognised as prepayments provided the amounts are able to be measured reliably and are expected to be recoverable.

Joint operations

The group’s joint operation, Mobile Broadband Network Limited (“MBNL”), is structured in a separate incorporated company. The group holds 50% of the interest in the arrangement and, under the joint arrangement agreement, unanimous consent is required from all parties to the agreement for all significant relevant activities. MBNL operates solely for the benefit of the parties to the joint arrangement and all of MBNL’s output is to those parties. The group and other parties to the agreement have a direct share in all of the assets employed by the arrangement and the group is liable for its share of the liabilities incurred through the terms of the contractual arrangement. MBNL relies on the parties to the agreement on a continuous basis for the settlement of liabilities. On consideration of the facts and circumstances the group has determined this arrangement to be classified as a joint operation.

3.	Significant accounting policies

The significant accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Revenue

Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably.

Bundles

Revenue from the sale of bundles is described under ‘Critical accounting estimates and key judgements’ above.

Equipment sales

Revenue from the sale of equipment is recognised when all the significant risks and rewards of ownership are transferred to the customer, which is normally the date the equipment is delivered and accepted by the customer.

Equipment rentals

Equipment for which a right of use is granted is analysed to assess whether the arrangement constitutes a lease. Operating lease revenues are recognised on a straight line basis over the period of the lease agreement. Finance lease revenues are recognised over the period of rental to reflect consumption of the equipment by the customer.

Network share revenues

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.

Revenue sharing arrangements (premium rate number, special numbers, etc.) are recognised:

•	gross when the group has the ability to set prices and determine the key features of the content (service or product) sold to the end customer; and

•	net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the group’s various communications systems (mobile, PC, etc.) are recognised:

•

gross when the group is deemed to be the principal in the transaction with respect to the end customer (i.e. when the customer has no specific recourse against the content provider), when the group bears the inventory risk and has the ability to select content providers and to set prices charged to the end customer; and

•	net of amounts due to the content provider when the latter is responsible for supplying the content to the end customer and for setting the price to be paid by subscribers.

Services

Revenues from telephone service and internet access subscription fees as well as those from the wholesale access revenues are recognised on a straight line basis over the period to which they relate. Revenue from calls is recognised at the time the call is made over the group’s network. Revenue from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.

Business contracts

The group offers customised solutions to its business customers. Commercial discounts may be granted under the related contracts, if certain conditions are fulfilled, and are recorded as a deduction from revenue based upon the specific terms of each contract.

Costs associated with migrating business customers from other networks onto the group network are recognised in expenses when they are incurred, except in the case of contracts that include an early termination compensation clause in which case the costs are deferred and recorded within assets. These costs are then recognised in the income statement on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancellable period.

Loyalty programmes

Credits awarded to customers are treated as a separately deliverable component of the transaction that triggered the acquisition of credit. An element of the invoiced revenue is allocated to the credit based on its value taking into account an estimated utilisation rate and deferred until the date on which the credits are definitively converted into benefits or expire. The credit’s value is defined as the excess discount over the sales incentive that would be granted to any new customer.

The amount deferred is considered to be fair value of the credits required by IFRIC 13.

Penalties

All the group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the group on the order process, the delivery process, and after sales services. If the group fails to comply with one of these commitments, it pays compensation to the end customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will be due based on the non achievement of contractual terms.

Retirement benefits

The group operates both a defined benefit pension scheme and a defined contribution pension scheme. The defined benefit scheme is closed to new members.

The group’s net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The calculation of the obligation is performed by a qualified actuary using the projected unit credit method and key actuarial assumptions at the balance sheet date.

The income statement expense is allocated between an operating charge and net finance income or expense. The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period and the costs of administering the plans. The net finance income or expense reflects the interest on the retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the group statement of comprehensive income.

In respect of the defined contribution pension plan, the income statement expense represents the contributions payable for the year.

Property, plant and equipment

On formation of the group, fair values were applied to all identifiable property, plant and equipment recognised in the consolidated statement of financial position.

Property, plant and equipment acquired or constructed subsequent to formation of the group is initially recognised at cost and is subsequently presented net of accumulated depreciation and any impairment charges.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

The lives assigned to principal categories of assets are as follows:

Freehold buildings	50 years

Short term leasehold improvements	Shorter of 10 years or lease term

Network	5 to 20 years

Fixtures, fittings and equipment	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, the impact of changes is recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both the group and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement, and the group’s share of the assets were initially recognised at fair value within tangible assets, and depreciated according to group policy. Subsequent additions since the formation of the group have been recognised at cost. For further information see note 11.

Intangible assets

On formation of the group, fair values were applied to all identifiable intangible assets as at that date and recognised in the consolidated balance sheet. Intangible assets acquired subsequent to the formation of the group are initially recognised at cost.

Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business.

Customer relationships

Intangible assets such as pre-pay relationships, post-pay relationships and MVNO relationships, acquired through business combinations, are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of these relationships and include management’s estimates of revenue and profits to be generated by them.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The group’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the group’s customers.

Other

Other intangible assets include website development costs, licences and rights to use. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Customer relationships	4 to 14 years

Spectrum licences — 2G, 3G and 4G	6 to 18 years

Software and capitalised R&D	3 to 5 years

Inventory

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the FIFO cost method.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions are measured at the lower of the cost to fulfil or to exit the contract.

Current and deferred income tax

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Basis of consolidation

The group financial statements consolidate the financial statements of EE Limited and its subsidiaries, and they incorporate its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is normally recognised as a specific item.

Business combinations

On acquisition of a subsidiary, purchase consideration is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost, representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Impairment of non-financial assets

Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.

Goodwill is reviewed for impairment at least annually. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.

Financial instruments

Financial liabilities at amortised cost

Trade and other payables

Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are initially recognised at the fair value of amounts received net of transaction costs. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Loans and receivables

Trade and other receivables

Trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost, using the effective interest method, less provisions made for doubtful receivables. Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Derivative financial instruments

All of the group’s derivative financial instruments are designated as cash flow hedges.

The group uses derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. The group’s policy is not to use derivatives for trading purposes. However, derivatives that do not qualify for hedge accounting or are specifically not designated as a hedge where natural offset is more appropriate are initially recognised and subsequently measured at fair value through profit and loss. Any direct transaction costs are recognised immediately in the income statement. Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

Hedge accounting

Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated or no longer qualifies for hedge accounting or the group chooses to end the hedge relationship. The group designates certain derivatives as either cash flow hedges or fair value hedges.

Cash flow hedges

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Fair value hedges

When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivative that is designated as a fair value hedge is recorded in the income statement at each reporting date, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

New and amended standards that have been issued but are not yet effective

The following standards have been issued and are effective for accounting periods ending on or after 1 January 2015 and are expected to have an impact on the group financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

In May 2014, IFRS 15 ‘Revenue from Contracts with Customers’ was issued and will be effective for periods beginning on or after 1 January 2017 subject to endorsement by the EU.

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The standard requires entities to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative standalone selling basis, based on a 5-step model.

The group is in the process of quantifying the impact of this standard.

IFRS 9 ‘Financial Instruments’

IFRS 9 was published in July 2014 and will be effective for periods beginning on or after 1 January 2018 subject to endorsement by the EU. It is applicable to financial assets and financial liabilities, and covers the classification, measurement, impairment and de-recognition of financial assets and financial liabilities together with a new hedge accounting model.

The group is in the process of quantifying the impact of the new standard.

There are no other standards or interpretations that are not yet effective that would be expected to have a material impact on the group.

4.	Segment information

The group supplies communication services and products to the UK market, through a national telecommunications network. This is considered to be a single group of services and products provided by an interdependent asset infrastructure, to one geographical area. The group has focused upon integration since the formation of EE Limited and produces all operating results, forecasts and budgets at the consolidated level for the purposes of allocating resources. Operationally the group has demonstrated its unity to its customers by providing free roaming across the one EE branded network. Due to these factors there are not considered to be separable identifiable operating segments for which financial information can be presented.

Revenue

Revenue by products and services comprises the following:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Mobile services	5,619	5,734	5,953
Other	708	748	704

Total revenue	6,327	6,482	6,657

Other revenue consists of equipment, fixed broadband and wholesale revenues.

EBITDA and adjusted EBITDA

A reconciliation from group operating loss, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Operating loss	(175)	(20)	(178)
Add back —Depreciation and amortisation	1,162	1,291	1,255

EBITDA	987	1,271	1,077

Add back specific items[a]
—Restructuring charges	46	65	94
—Property rationalisation costs	31	14	12
—Retirement benefit past service credit	(28)	–	–
—Retrospective regulatory rulings	30	–	–
—Contract termination	336	–	–

Adjusted EBITDA	1,402	1,350	1,183

[a]	For a definition of specific items, see note 1 “Presentation of specific items”. An analysis of specific items is provided in note 7.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is defined as the group profit / loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of the group’s operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

5.	Operating costs

Year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Operating costs by nature
Staff costs:
Wages and salaries		425	423	428
Social security costs		49	49	51
Other pension costs	17	36	37	32

Total staff costs		510	509	511
Own work capitalised		(45)	(43)	(46)

Net staff costs		465	466	465

Payments to telecommunications operators		1,003	1,080	1,290
Property and energy costs		326	364	392
Network operating and IT costs		1,561	1,628	1,705
Other operating costs		1,600	1,644	1,666
Other operating income		(30)	(50)	(44)
Depreciation of property, plant and equipment	11	431	446	378
Amortisation of intangible assets	10	731	845	877

Total operating costs before specific items		6,087	6,423	6,729

Specific items	7	415	79	106

Total operating costs		6,502	6,502	6,835

Operating costs before specific items include the following:

Operating lease charges		293	312	334

Compensation of key management personnel

Key management personnel comprise executive directors of the company. Compensation of key management personnel is shown in the table below:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Short-term employee benefits	2.6	2.6	2.7
Post employment benefits	0.1	0.1	–
Long-term incentive schemes	0.8	0.9	0.8

	3.5	3.6	3.5

6.	Employees

	2014		2013		2012
Number of employees in the group	Year end	Average	Year end	Average	Year end	Average
Operations	1,478	1,502	1,502	1,547	1,631	1,615
Selling and distribution	4,452	4,078	4,103	4,186	4,463	4,407
Customer service and administration	6,810	6,986	7,161	7,116	7,267	7,682

Total employees	12,740	12,566	12,766	12,849	13,361	13,704

7.	Specific items

Year ended 31 December	2014 £m	2013 £m	2012 £m
Operating costs
Restructuring charges[a]	46	65	94
Property rationalisation costs[b]	31	14	12
Retirement benefit past service credit[c]	(28)	–	–
Retrospective regulatory rulings[d]	30	–	–
Contract termination[e]	336	–	–

	415	79	106

Net finance expense
Interest expense on retirement benefit obligation	6	4	3

Net specific items charge before tax	421	83	109

Taxation
Tax credit on specific items above	(78)	(14)	(22)
Tax charge on re-measurement of deferred tax	–	21	15

	(78)	7	(7)

Net specific items charge after tax	343	90	102

[a]	Includes network integration and employee, brand, advertising, rebranding and restructuring costs associated with the closure of retail stores.
[b]	Write off of lease payments resulting from the early closure of retail stores.
[c]	Arising from the closure of the defined benefit pension scheme to future accrual (see note 17).
[d]	Amounts provided for retrospective regulatory risks relating to prior periods (see note 16).
[e]	Write off due to the termination of a commercial relationship with Phones 4U following it entering into administration, which would have previously been expensed over future periods.

8.	Taxation

Analysis of taxation expense

Year ended 31 December	2014 £m	2013 £m	2012 £m
United Kingdom
Corporation tax at 21.5% (2013: 23.25%, 2012: 24.5%)	–	32	–
Adjustments in respect of prior periods	2	–	6

Total current tax credit	2	32	6

Deferred taxation
Origination and reversal of temporary differences	43	(15)	28
Adjustments in respect of prior periods	(3)	33	39
Impact of change in UK corporation tax rate	–	(21)	(15)

Total deferred taxation credit (expense)	40	(3)	52

Total taxation credit	42	29	58

Factors affecting taxation expense

The taxation expense on the loss for the year differs from the amount computed by applying the UK corporation tax rate to the loss before taxation as a result of the following factors:

Year ended 31 December	2014 £m	2013 £m	2012 £m
Loss before taxation	(273)	(122)	(259)

Expected taxation expense at UK rate of 21.5% (2013: 23.25%, 2012: 24.5%)	59	28	63
Effects of:
Adjustments in respect of prior periods	(1)	33	45
Re-measurement of deferred tax balances	–	(21)	(15)
Non-deductible depreciation	(8)	(4)	(16)
Non-deductible expenses	(9)	(9)	(20)
Other	1	2	1

Total taxation credit	42	29	58
Exclude specific items (note 7)	(78)	7	(7)

Total taxation (expense) credit before specific items	(36)	36	51

Tax components of other comprehensive income

Year ended 31 December	2014 Tax credit (expense) £m	2013 Tax credit (expense) £m	2012 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Actuarial loss relating to retirement benefit obligations	10	13	7
Tax on items that may be reclassified subsequently to the income statement

Fair value movements on cash flow hedges
— net fair value gains or losses	(17)	(8)	(8)
— recognised in income and expense	17	8	3

Deferred tax credit	10	13	2

Deferred taxation

	Excess capital allowances £m	Retirement benefit obligations £m	Other £m	Jurisdictional offset £m	Total £m
At 1 January 2012	423	(13)	(548)	–	(138)

(Credit) expense recognised in the income statement	(125)	2	71	–	(52)

(Credit) expense recognised in other comprehensive income	–	(7)	5	–	(2)

At 31 December 2012	298	(18)	(472)	–	(192)

Non-current
Deferred tax asset	–	(18)	(473)	299	(192)
Deferred tax liability	298	–	1	(299)	–

At 31 December 2012	298	(18)	(472)	–	(192)

At 1 January 2013
Expense (credit) recognised in the income statement	8	3	(8)	–	3
Credit recognised in other comprehensive income	–	(13)	–	–	(13)

At 31 December 2013	306	(28)	(480)	–	(202)

Non-current
Deferred tax asset	–	(28)	(481)	307	(202)
Deferred tax liability	306	–	1	(307)	–

At 31 December 2013	306	(28)	(480)	–	(202)

At 1 January 2014
(Credit) expense recognised in the income statement	(41)	7	(6)	–	(40)
Credit recognised in other comprehensive income	–	(10)	–	–	(10)

At 31 December 2014	265	(31)	(486)	–	(252)

Non-current
Deferred tax asset	–	(31)	(487)	266	(252)
Deferred tax liability	265	–	1	(266)	–

At 31 December 2014	265	(31)	(486)	–	(252)

Deferred tax balances are presented net on the face of the group balance sheet as permitted by IAS 12 where there is a legally enforceable right to set off the deferred tax assets and liabilities in relation to income taxes levied by HM Revenue and Customs in the UK. All deferred tax assets and liabilities arise in the UK.

At 31 December 2014, all of the deferred tax asset of £252m (2013: £202m, 2012: £192m) is expected to be recovered or settled after more than one year.

The rate of UK corporation tax changed from 23% to 21% on 1 April 2014 and changed to 20% on 1 April 2015. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 December 2014 have been calculated using a rate of 20%.

9.	Dividends

Dividends paid were as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Dividends declared and paid	551	458	734

10.	Intangible assets

	Goodwill £m	Customer relation- ships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m
Cost
At 1 January 2012	5,692	2,600	3,682	336	464	12,774
Additions	–	–	–	48	76	124
Disposals	–	–	–	–	(2)	(2)

At 1 January 2013	5,692	2,600	3,682	384	538	12,896
Additions	–	–	620	43	80	743

At 1 January 2014	5,692	2,600	4,302	427	618	13,639
Additions	5	5	–	51	65	126

At 31 December 2014	5,697	2,605	4,302	478	683	13,765

Accumulated amortisation
At 1 January 2012	–	(646)	(586)	(113)	(180)	(1,525)
Charge for the year	–	(369)	(335)	(82)	(91)	(877)
Disposals	–	–	–	–	2	2

At 1 January 2013	–	(1,015)	(921)	(195)	(269)	(2,400)
Charge for the year	–	(369)	(335)	(67)	(74)	(845)

At 1 January 2014	–	(1,384)	(1,256)	(262)	(343)	(3,245)
Charge for the year	–	(261)	(343)	(61)	(66)	(731)

At 31 December 2014	–	(1,645)	(1,599)	(323)	(409)	(3,976)

Carrying amount
At 31 December 2014	5,697	960	2,703	155	274	9,789

At 31 December 2013	5,692	1,216	3,046	165	275	10,394

At 31 December 2012	5,692	1,585	2,761	189	269	10,496

Goodwill

Goodwill arose upon the combination of the businesses that formed the EE group. On formation of the group, goodwill was initially measured at cost being the excess of the equity value transferred into the group upon formation, over the net fair value of the identifiable assets and liabilities assumed. During the year ended 31 December 2014 the group recognised a further £5m of goodwill following the acquisition of the remaining share capital in Mainline Communications Group PLC (see note 12).

Impairment test for goodwill

Goodwill is not ascribed a useful economic life, but, as required by IAS 36: Impairment of Assets, is subject to an annual impairment review. The impairment review for the group was performed as at 31 October 2014, and resulted in no impairment to the carrying value of goodwill.

To determine whether an impairment loss should be recognised, the carrying value of the assets and liabilities is compared to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

The group has determined that the business comprises a single operating segment to which all the goodwill is allocated. The method used for establishing the recoverable amount was a value in use calculation derived from conventional discounted cash flow projections.

Value in use is the present value of the future cash flows expected to be derived. Cash flow projections are based on economic and regulatory assumptions, licence renewal assumptions and forecast trading conditions drawn up by the group’s management, as follows:

•	Cash flow projections are based on five year business plans;

•	Cash flow projections beyond that timeframe are extrapolated by growth rate to perpetuity reflecting the expected long term growth rate in the market; and

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Measurement of the cash-generating unit is based upon historical information, together with financial plans which have been approved by management and are used for internal purposes. A 5 year forecast period was used because management considered that by the end of this period a reliable and sustainable cash flow would emerge on which to base the terminal value. Cash flows beyond this planning horizon are extrapolated using appropriate growth rates.

The value in use projections used a long term growth rate of 1% (2013: 1%, 2012: 1%), and a pre-tax discount rate of 9.4% (2013: 8.7%, 2012: 9.0%). The discount rate used was based upon an estimated cost of capital (calculated using the capital asset pricing model) taking into account relevant sector information.

The key assumptions which affect the cash flow forecast of the business include the development of the UK market and its size, the group’s share of the market, customer revenues, operating margins and network maintenance expenditure. Any significant future changes in these assumptions could have an impact on the value in use.

Based on the assessment of sensitivities the group does not believe that any reasonably possible changes in assumptions would lead to impairment.

Impairment assessment for intangible assets

In accordance with IAS 36, an assessment at the balance sheet date was performed to assess whether any indication of impairment existed for customer relationships, spectrum and other intangible assets. No indicators of impairment were identified.

As at 31 December 2014, other intangible assets include assets under construction of £151m (2013: £132m, 2012: £173m). The impairment test did not identify any indicators of impairment for these assets.

11.	Property, plant and equipment

	Land and buildings £m	Network infrastructure £m	Other £m	Assets in course of construction £m	Total £m
Cost
At 1 January 2012	174	2,063	96	323	2,656
Additions	31	–	5	465	501
Transfers	–	577	–	(577)	–
Disposals and adjustments	–	(58)	(2)	–	(60)

At 1 January 2013	205	2,582	99	211	3,097
Additions	7	–	5	425	437
Transfers	–	507	–	(507)	–
Disposals and adjustments	(4)	(57)	(5)	–	(66)

At 1 January 2014	208	3,032	99	129	3,468
Additions	6	–	26	417	449
Transfers	–	335	–	(335)	–
Disposals and adjustments	(1)	(91)	(2)	–	(94)

At 31 December 2014	213	3,276	123	211	3,823

Accumulated depreciation
At 1 January 2012	(22)	(489)	(30)	–	(541)
Charge for the year	(18)	(343)	(17)	–	(378)
Disposals and adjustments	–	58	2	–	60

At 1 January 2013	(40)	(774)	(45)	–	(859)
Charge for the year	(13)	(403)	(30)	–	(446)
Disposals and adjustments	4	52	5	–	61

At 1 January 2014	(49)	(1,125)	(70)	–	(1,244)
Charge for the year	(17)	(389)	(25)	–	(431)
Disposals and adjustments	1	91	2	–	94

At 31 December 2014	(65)	(1,423)	(93)	–	(1,581)

Carrying amount

At 31 December 2014	148	1,853	30	211	2,242

At 31 December 2013	159	1,907	29	129	2,224

At 31 December 2012	165	1,808	54	211	2,238

Network infrastructure

Selected network infrastructure assets are jointly controlled with Hutchison 3G UK Limited. The group’s share of the jointly controlled assets is £604m at 31 December 2014 (2013: £624m, 2012: £665m) and is shown within network infrastructure assets.

In addition, network infrastructure assets also include £119m (2013: £113m, 2012: £100m) which is the group’s 50% share of the network assets of MBNL, a joint operation of the group (see note 12).

Fully depreciated assets

Included above are fully depreciated assets with an original cost of £138m (2013: £65m, 2012: £59m) which are still in use.

Assets in the course of construction

Assets in the course of construction include assets located on both unilateral and shared network sites.

12.	Principal subsidiaries, associates and joint arrangements

a) Interests in subsidiaries

The group’s subsidiary undertakings as at 31 December 2014 were as follows:

Name	Country of incorporation	Year end	Principal activities	Percentage shareholding
Orange Services India Private Limited	India	31 March	Management support	100%
Orange Personal Communications Limited	UK	31 December	Non-trading	100%
EE (Group) Limited	UK	31 December	Dormant	100%
Orange Home UK Limited	UK	31 December	Dormant	100%
EE Pension Trustee Limited	UK	31 December	Pension Trustee	100%
Orange FURBS Trustee Limited	UK	31 December	Pension Trustee	100%
EE Finance Plc	UK	31 December	Finance Company	100%
Everything Everywhere Limited	UK	31 December	Dormant	100%
EE Communications (South Africa) Proprietary Limited	South Africa	31 December	Management support	100%
EE Services Limited	UK	31 December	Dormant	100%
Mainline Communications Group PLC (see below)	UK	31 August	Communication distribution	100%

All subsidiaries have share capital consisting of ordinary shares. The subsidiaries with non-coterminous year ends are consolidated using the last relevant audited financial statements, adjusted for subsequent material transactions, where the year end of the subsidiary is within 3 months of the year end of the group. Where the year end is outside of 3 months of the group’s reporting period, the latest management accounts of the subsidiary are used, adjusted for subsequent material transactions.

All subsidiaries have a functional currency of British Pounds except for Orange Services India Private Limited, which has a functional currency of Indian Rupees and EE Communications (South Africa) Proprietary Limited which has a functional currency of South African Rand.

Orange Services India Private Limited reports to the year ending 31 March to comply with the Indian fiscal year. Mainline Communications Group PLC reports to the year ending 31 August.

The group’s holdings were maintained at the above levels over the three years. On 18 December 2014 the group purchased the remaining 74% share capital of Mainline Communications Group PLC, gaining control of the entity. Hence it was classified as a subsidiary (2013 and 2012: joint venture, 26% holding), and has been consolidated into the group with effect from that date.

b) Interests in associates and joint arrangements

i) Joint operations

The group and Hutchison 3G UK Limited (together “the Companies”) each have a 50% share in the joint operation Mobile Broadband Network Limited (“MBNL”). MBNL’s ongoing purpose is the consolidation of legacy mobile networks, acquiring assets relevant to the Shared Network on behalf of the Companies, managing network and operational services as their agent in respect of the Shared Network and unilateral deployments (being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network.

Guarantees for the joint operation are given by Deutsche Telekom and Hutchison Whampoa Limited. Deutsche Telekom and Orange have agreed between them to manage any potential liability by arrangements between themselves.

The principal place of business of the joint operation is in the UK.

ii) Interests in associates and joint ventures

Set out below are the associates and joint ventures of the group over the three years to 31 December 2014 which, are individually not material to the group. As set out in a) above, as of 31 December 2014 Mainline Communications Group PLC has become a subsidiary of the group. It is therefore excluded from the table below. The entities listed below have share capital consisting solely of ordinary shares, which are held directly by the group. All entities are UK incorporated and this is their principal place of business. The proportion of ownership interest is the same as the proportion of voting rights held.

The group’s associate and joint venture undertakings throughout the three years ended 31 December 2014 were as follows:

Name	Nature of relationship	Year end	Principal activities	% Shareholding
Midland Communications Distribution Limited	Joint venture	31 Oct	Communication distribution	35%

Weve Limited	Joint venture	31 Dec	Development of mobile marketing services	33%

Digital Mobile Spectrum Limited	Associate	31 Dec	Corrective support for Freeview services affected by deployment of 4G (800 MHz)	25%

Those associates and joint ventures with non-coterminous year ends are equity accounted using the last relevant audited financial statements, adjusted for subsequent material transactions.

13.	Inventories

At 31 December	2014 £m	2013 £m	2012 £m
Gross value of handsets	93	103	145
Provision for obsolescence	(16)	(18)	(20)

Total inventories at the lower of cost and net realisable value	77	85	125

The amount of inventory included within external purchases was £1,273m (2013: £1,324m and 2012: £1,414m). This includes write-downs on new inventory of £2m (2013: £5m and 2012: £6m).

14.	Trade and other receivables

At 31 December	2014 £m	2013 £m	2012 £m
Non-current
Prepayments	22	22	26

At 31 December	2014 £m	2013 £m	2012 £m
Current
Trade receivables	770	764	763
Prepayments	155	335	366
Other receivables	369	382	690

	1,294	1,481	1,819

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2014 £m	2013 £m	2012 £m
At 1 January	124	130	135
Expense	93	79	–
Utilised	(103)	(85)	(5)

At 31 December	114	124	130

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions.

Historical loss experience allowances are calculated in order to reflect the specific nature of the group’s customers.

Trade and other receivables are classified as loans and receivables and held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable. Intercompany loan balances split 50% between each shareholder of £359m (2013: £362m, 2012: £680m) are presented within other receivables and earn interest of overnight LIBOR minus 15 basis points.

Note 21 provides further disclosure regarding the credit quality of the group’s gross trade receivables.

Trade receivables are due as follows:

		Past due and not specifically impaired
	Not past due	Between 0 and 3 months	Between 3 and 6 months	Between 6 and 12 months	Over 12 months	Total
At 31 December	£m	£m	£m	£m	£m	£m
2014	674	58	21	10	7	770
2013	648	80	25	7	4	764
2012	648	76	26	10	3	763

Gross trade receivables which have been specifically impaired amounted to £114m (2013: £124m, 2012:£130m).

15.	Trade and other payables

At 31 December	2014 £m	2013 £m	2012 £m
Current
Trade payables	949	846	599
Other taxation and social security	183	244	205
Other payables	16	39	40
Accrued expenses	798	766	1,024
Deferred income	238	229	238

	2,184	2,124	2,106

At 31 December	2014 £m	2013 £m	2012 £m
Non-current
Other payables	18	1	2

	18	1	2

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

16.	Provisions

	Restructuring £m	Property £m	ARO £m	Network share and other £m	Total £m
At 1 January 2012	83	28	214	230	555
Income statement expense	–	14	–	–	14
Unwind of discount	2	1	8	6	17
Utilised or released	(31)	(6)	(15)	(39)	(91)

At 1 January 2013	54	37	207	197	495
Income statement expense	12	14	4	1	31
Unwind of discount	1	1	8	3	13
Utilised or released	(34)	(18)	(52)	(43)	(147)

At 1 January 2014	33	34	167	158	392
Income statement expense	37	30	3	70	140
Unwind of discount	1	1	6	3	11
Utilised or released	(35)	(21)	(46)	(33)	(135)

At 31 December 2014	36	44	130	198	408

At 31 December	2014 £m	2013 £m	2012 £m
Analysed as:
Current	204	164	160
Non-current	204	228	335

	408	392	495

Restructuring

This includes the costs of employee redundancy or one-off costs following restructuring within the group. These costs are expected to be incurred within 12 months of recognition of the provision. Provisions for restructuring costs are recognised only when restructuring has been announced and the group has started to implement a detailed formal plan.

Property

This represents the rent and rates for surplus leasehold properties less any anticipated income from sub-letting the properties. The future obligations, for periods up to 10 years, under the lease contracts being the difference between rentals paid and the sub lease rentals received, have been provided for at their net present value. No onerous leases extend beyond 10 years.

Asset Retirement Obligation (ARO)

The group is required to dismantle equipment and restore sites upon vacation of a site. The ARO provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time. This estimate is revised annually and adjusted against the asset to which it relates, which is then subject to an impairment assessment. These costs are expected to be incurred over a period of up to 20 years. The group also has obligations for properties under operating leases.

Network share and other

This represents future operational costs and vacant site rentals arising from restructuring obligations relating to network share agreements, both before and after the combination of the T-Mobile and Orange businesses. The liabilities have been discounted to present value. These costs are expected to be incurred over a period of up to 20 years.

On 9 July 2014, the Supreme Court issued its ruling on the ongoing legal dispute regarding nongeographic numbers between BT and various mobile operators and on 3 December 2014 it issued its final Order. On 17 December 2014 EE made a payment in accordance with the Supreme Court Order. The Supreme Court Order remitted certain other matters relating to remedies to the Competition Appeal Tribunal (“CAT”).

Further administrative and legal steps will now be undertaken by the CAT, EE and the other parties to determine the remaining financial impact. The directors have established provisions associated with the dispute including for potential claims from other fixed operators as well as BT. The timing of cash flows associated with legal cases is generally uncertain. The group has now reached a confidential agreement with one operator regarding its claims in relation to the dispute, which is taken into account within the established provisions.

17.	Retirement benefit plans

Background

The group operates both a defined benefit pension scheme and a defined contribution pension scheme. The defined benefit pension scheme, the EE Pension Trustee Limited pension scheme (“EEPS”), was established on 1 March 2000 and was closed to future accrual of benefit from 30 June 2014.

Defined contribution plans

A defined contribution plan is a pension arrangement under which the benefits are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. Contributions are paid into an independently administered fund. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.

Defined benefit plans

A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement determined by the plan rules dependent on factors such as age, years of service and pensionable pay and is not dependent upon actual contributions made by the company or members. The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period. The company is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

Group income statement

The expense or income arising from the retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 December	2014 £m	2013 £m	2012 £m
Recognised in the income statement before specific items
Current service cost:
— defined benefit plan	8	14	13
— defined contribution plan	23	18	14
Administration expenses and Pension Protection Fund (“PPF”) levy[a]	5	5	5

Total operating expense[a]	36	37	32

Specific items (note 7)
Past service credit[b]	(28)	–	–
Net interest expense on net pensions deficit	6	4	3

Total recognised in the income statement	14	41	35

[a]	Administration expenses are met directly by EE Limited.
[b]	Arising from the closure of the defined benefit pension scheme to future accrual.

Group statement of comprehensive income

Remeasurements of the net defined benefit obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit liability of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets above the amount included in the net pension interest expense.

Group balance sheet

The net pension obligation in respect of the defined benefit plan reported in the group balance sheet is set out below.

	2014			2013			2012
	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
EEPS[a]	542	(701)	(159)	439	(582)	(143)	391	(468)	(77)
Deferred tax asset	–	–	31	–	–	28	–	–	18

Net pension obligation	542	(701)	(128)	439	(582)	(115)	391	(468)	(59)

[a]

There is no limiting effect of the asset ceiling as any accounting surplus arising is deemed to be recoverable due to the economic benefits available in the form of future refunds or reductions to future contributions.

Movements in defined benefit plan assets and liabilities

The table below shows the movements in the plan assets and liabilities in the year and indicates where they are reflected in the financial statements.

	Assets £m	Liabilities £m	Deficit £m
At 1 January 2012	356	(408)	(52)

Current service cost	–	(13)	(13)
Interest on pension deficit	17	(20)	(3)

Included in the group income statement[a]	17	(33)	(16)

Return on plan assets above the amount included in the group income statement[b]	5	–	5
Actuarial loss arising from changes in financial assumptions[c]	–	(19)	(19)
Actuarial loss arising from changes in demographic assumptions[c]	–	(7)	(7)
Actuarial loss arising from experience adjustments[d]	–	(7)	(7)

Included in the group statement of comprehensive income	5	(33)	(28)

Regular contributions by employer	10	–	10
Deficit contributions by employer	9	–	9

Included in the group cash flow statement	19	–	19

Benefits paid	(6)	6	–

Other movements	(6)	6	–

At 31 December 2012	391	(468)	(77)

Current service cost	–	(14)	(14)
Interest on pension deficit	19	(23)	(4)

Included in the group income statement[a]	19	(37)	(18)

Return on plan assets above the amount included in the group income statement[b]	15	–	15
Actuarial loss arising from changes in financial assumptions[c]	–	(51)	(51)
Actuarial loss arising from changes in demographic assumptions[c]	–	(9)	(9)
Actuarial loss arising from experience adjustments[d]	–	(22)	(22)

Included in the group statement of comprehensive income	15	(82)	(67)

	Assets £m	Liabilities £m	Deficit £m
Regular contributions by employer	10	–	10
Deficit contributions by employer	9	–	9

Included in the group cash flow statement	19	–	19

Benefits paid	(5)	5	–

Other movements	(5)	5	–

At 31 December 2013	439	(582)	(143)

Current service cost	–	(8)	(8)
Interest on pension deficit	21	(27)	(6)
Past service credit	–	28	28

Included in the group income statement[a]	21	(7)	14

Return on plan assets above the amount included in the group income statement[b]	66	–	66
Actuarial loss arising from changes in financial assumptions[c]	–	(124)	(124)
Actuarial gain arising from changes in demographic assumptions[c]	–	5	5

Included in the group statement of comprehensive income	66	(119)	(53)

Regular contributions by employer	6	–	6
Deficit contributions by employer	17	–	17

Included in the group cash flow statement	23	–	23

Benefits paid	(7)	7	–

Other movements	(7)	7	–

At 31 December 2014	542	(701)	(159)

[a]	Administration expenses are met directly by EE Limited and included in “Other pension costs” in note 5.
[b]	The total actual return on plan assets in the year ended 31 December 2014 was a gain of £87m (2013: £34m; 2012: £22m).
[c]

The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.

[d]

The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement.

EEPS

The EEPS was established on 1 March 2000 with benefits based on final remuneration and length of service. Assets are held in a separately administered trust and the scheme is administered by a separate board of Trustees which is legally separate from EE Limited. The Trustees are composed of representatives of both the employer and employees. The Trustees are required by law to act in the interest of all relevant beneficiaries and are responsible for the investment policy with regard to the assets plus the day to day administration of the benefits.

The EEPS was closed to future accrual from 30 June 2014, resulting in the pension liability being reduced by £28m due to the removal of the link of future salary increases to accrued benefits. The impact has been recognised in the income statement as a past service credit in the period and treated as a specific item (note 7).

Approximately 89% of the liabilities relate to benefits for deferred members and 11% to current pensioners. The scheme duration is an indicator of the weighted-average time until benefit payments are made. For the scheme as a whole, the duration is around 30 years reflecting the approximate split of the defined benefit obligation between deferred members and current pensioners.

The group’s net obligation in respect of the defined benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

Key assumptions — IAS 19

The key financial assumptions used to measure the liabilities of the EEPS under IAS 19 are shown below.

Year ended 31 December, %	2014	2013	2012
Rate used to discount liabilities	3.8	4.7	4.8
Inflation — increase in RPI	3.0	3.4	3.0
Inflation — increase in CPI	2.1	2.5	2.3
Rate of increase in salaries	4.0	4.4	4.0

The average life expectancy assumptions, after retirement at 65 years of age, are as follows:

Year ended 31 December, number of years	2014	2013	2012
Male	22.7	22.9	22.7
Average improvement for a member retiring at age 65 in 20 years’ time	2.3	2.3	2.3

Sensitivity analysis of the principal assumptions used to measure EEPS liabilities

Decrease/ (increase) in liability
0.25 percentage point increase to:
— discount rate	52
— inflation rate (assuming RPI, CPI and salary increases all move by 0.25 percentage points)	(46)
Additional one year increase to life expectancy	(20)

	2014			2013			2012
	Total assets[a] £m	of which quoted[b] £m	Total %	Total assets[a] £m	of which quoted[b] £m	Total %	Total assets[a] £m	of which quoted[b] £m	Total %
Equity and unit trusts	121	121	22	161	161	37	138	138	35
Corporate bonds, derivatives and hedge funds	348	348	64	201	172	46	203	203	52
Property	61	61	12	51	–	11	49	–	13
Cash and other	12	12	2	26	–	6	1	–	–

Total	542	542	100	439	333	100	391	341	100

[a]	At 31 December 2014, 2013 and 2012, the scheme’s assets did not include any of the group’s own financial instruments, or any property occupied by the group.
[b]	Assets with a quoted price in an active market.

EEPS funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The valuation is based on prudent assumptions.

The latest funding valuation was performed as at 31 December 2012 and showed a deficit of around £130m.

EE Limited is currently paying deficit contributions of £20m per year which, along with investment returns from return-seeking assets, is expected to make good this shortfall by 31 October 2018.

The next funding valuation will have an effective date of no later than 31 December 2015.

Prior to the closure of the scheme, EE Limited also paid contributions of 9.9% (from 1 January to 31 March 2014) and 13% (1 April to 30 June 2014) of pensionable salaries in respect of accrual in the year.

Under the current schedule of contributions the group is expected to contribute £20m to the scheme in the twelve months to 31 December 2015.

Other benefit plans

The pension cost for the defined contribution scheme, which represents contributions payable by the group, amounted to £23m for the year ended 31 December 2014 (2013: £18m, 2012: £14m).

Included in other creditors is £2m as at 31 December 2014 (2013: £2m, 2012: £1m) in respect of contributions payable to the defined contribution scheme.

18.	Cash and cash equivalents

At 31 December	2014 £m	2013 £m	2012 £m
Cash at bank and in hand	52	61	166

19.	Loans and other borrowings

Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. Net debt consists of loans and other borrowings (both current and non-current), less cash and cash equivalents. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Net debt is considered to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

A reconciliation from this measure, the most directly comparable IFRS measure, to net debt is given below.

At 31 December	2014 £m	2013 £m	2012 £m
Loans and other borrowings	2,124	2,216	2,170
Less:
Cash and cash equivalents	(52)	(61)	(166)

Net debt	2,072	2,155	2,004

At 31 December	2014 £m	2013 £m	2012 £m
Total listed bonds	1,296	1,354	1,338
Interest on loans and borrowings	37	36	39
Finance leases	5	–	1
Cash collateral on derivative contracts	–	41	8
Other loans	786	785	784

Total loans and borrowings	2,124	2,216	2,170

	Interest Rate %	Maturity	31 December 2014 £m	31 December 2013 £m	31 December 2012 £m
Current
Cash collateral received	SONIA/EONIA	–	–	41	8

Non-Current
Euro Medium term note — five year bond (€)	3.50	February 2017	386	413	408
Euro Medium term note — seven year bond (€)	4.38	March 2019	446	445	444
Euro Medium term note — six year bond (€)	3.25	August 2018	464	496	486
Syndicated loan facilities	LIBOR + 0.95	November 2016	436	435	434
European Investment Bank loan	2.21	December 2017	350	350	350
Finance leases	–	–	5	–	1

			2,087	2,180	2,131

All loans and other borrowings are held at amortised cost with the exception of derivative financial instruments which are held at fair value. The fair value of loans as at 31 December 2014 was £2,212m (2013: £2,241m, 2012: £2,146m). The group also has a revolving credit facility until November 2016 charged at LIBOR plus 0.95 per cent.

The carrying amount of loans equates to fair value due to the short maturity of these items.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Loans and other borrowings are analysed as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Current liabilities
Cash collateral on derivative contracts[a]	–	41	8
Interest on loans and borrowings	37	36	39

Total current liabilities	37	77	47

Non-current liabilities
Listed bonds	1,296	1,354	1,338
Finance leases	5	–	1
Other loans and borrowings	786	785	784

Total non-current liabilities	2,087	2,139	2,123

Total	2,124	2,216	2,170

[a]	Movements on cash collateral are shown in the cash flow statement in cash flows from derivatives related to net debt.

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 December 2014, 2013 and 2012 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £2,101m (2013: £2,125m, 2012: £2,109m) and repayments fall due as follows:

	2014			2013			2012
At 31 December	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest[a] £m	Principal repayments at hedged rates £m
Within one year, or on demand	37	(37)	–	77	(36)	41	47	(39)	8

Between one and two years	441	–	441	–	–	–	1	–	1
Between two and three years	736	20	756	435	–	435	–	–	–
Between three and four years	464	(6)	458	763	(12)	751	434	–	434
Between four and five years	446	–	446	496	(43)	453	758	1	759
After five years	–	–	–	445	–	445	930	(23)	907

Total due for repayment after more than one year	2,087	14	2,101	2,139	(55)	2,084	2,123	(22)	2,101

Total loans and other borrowings	2,124	(23)	2,101	2,216	(91)	2,125	2,170	(61)	2,109

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

Assets held under finance leases of £5m in 2014 (2013: £nil, 2012: £1m) mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

20.	Finance expense

Year ended 31 December	2014 £m	2013 £m	2012 £m
Finance expense
Interest on:
Financial liabilities at amortised cost	78	80	62
Unwinding of discount on provisions	10	13	17

Total finance expense before specific items	88	93	79

Specific items (note 7)	6	4	3

Total finance expense	94	97	82

Reconciliation of net finance expense to net interest cash outflow

Net interest cash outflow of £76m in 2014 (2013: £77m, 2012: £24m) is £17m lower (2013: £18m, 2012: £57m) than the net finance expense in the income statement. This is mostly due to certain interest cash outflows and inflows being spread over a number of years in the income statement.

Year ended 31 December	2014 £m	2013 £m	2012 £m
Net finance expense	93	95	81
Timing differences:
Derivative costs and discount unwinds	(17)	(18)	(25)
Timing of coupon payments on bonds	–	–	(32)

Net interest cash outflow	76	77	24

21.	Financial instruments and risk management

Financial risk management

The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.

Interest rate risk management

Management policy

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The group is partly financed through long term loans from financial institutions at variable interest rates. The interest charged on these loans is linked to LIBOR. The group also has cash assets at variable interest rates. In order to manage its interest rate risk the group has engaged in cross-currency interest rate swaps.

Hedging strategy

The group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its foreign currency and interest rate risks respectively. The duration of the swap agreements matches the duration of the debt instruments.

Foreign exchange risk management

Management policy

The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that net future inflows and outflows will be adversely affected by changes in exchange rates. The group’s exposure to the risk of changes in foreign exchange rates relates primarily to operating activities when revenues and expenses are denominated in a currency other than the group’s functional currency.

Hedging strategy

The group’s principal non-derivative financial liabilities comprise loans and borrowings, and trade and other payables, all of which are used to finance operations. The group has trade and other receivables, and cash and short term deposits derived from operations. The group also enters into derivative transactions.

These activities expose the group primarily to the financial risks of change in interest rates and foreign currency exchange rates.

Financial liabilities	2014			2013			2012
At 31 December	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	800	438	1,238	800	438	1,238	800	438	1,238
Euro	854	–	854	915	–	915	899	–	899

Total	1,654	438	2,092	1,715	438	2,153	1,699	438	2,137

Ratio of fixed to floating	79%	21%	100%	80%	20%	100%	80%	20%	100%
Weighted average effective fixed interest rate — Sterling	3.4%			3.4%			3.4%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR quoted rates.

Cross-currency swaps

	Notional £m	Rate %		Maturity
Cross-currency interest rate swaps	887	€ £	receivable 3.36 payable 3.81	2017-2018

The notional principal amount of cross-currency interest rate swaps as at 31 December 2014 was £887m (2013: £887m, 2012: £887m).

Sensitivity analysis

A sensitivity analysis of the group’s exposure to foreign exchange risk, based on balances as at the year ended 31 December 2014, 31 December 2013 and 31 December 2012 is as follows:

At 31 December	2014 Income statement gain (loss) £m	2013 Income statement gain (loss) £m	2012 Income statement gain (loss) £m
EUR strengthens + 5% vs GBP	15	19	26

EUR weakens - 5% vs GBP	(13)	(17)	(23)

The above sensitivity analysis excludes foreign currency risk attached to long term loans designated in Euros.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market price. Market risks include three types of risk: interest rate risk, currency risk and other price risk such as equity. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

Capital management

The group’s capital comprises share capital, share premium, capital contributions and the merger reserve less retained losses.

The group has a financial policy to maintain a leverage ratio below 1.75-2.0 times net debt (including cash pooling balances classified in other receivables) to EBITDA. The leverage ratio was 1.6 at 31 December 2014 (2013: 1.3, 2012: 1.2). The group’s general dividend distribution policy is to pay its shareholders 90% of organic cash flow (operating less investing cash flow).

Credit quality

Cash and cash equivalents and derivative assets are held with institutions that fall within the categories between Aa3 and Baa1.

Liquidity risk management

Management policy

Liquidity risk is the risk that the group will be unable to meet its obligations as they fall due owing to insufficient financial resources. The group manages liquidity risk through a combination of sourcing current funding requirements, together with long term financing arrangements, from financial institutions and capital markets.

Maturity analysis

The following table provides an analysis of the group’s financial liabilities at 31 December based on contractual undiscounted payments. Interest rates on variable rate loans have been based on the rates in effect at year end.

Financial liabilities At 31 December 2014	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	63	5	34	1,946	2,048
Between one and three years	1,288	2	34	–	1,324
Between three and five years	970	2	19	–	991
After five years	–	–	14	–	14

	2,321	9	101	1,946	4,377

At 31 December 2013	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	63	44	38	1,895	2,040
Between one and three years	554	6	13	–	573
Between three and five years	1,359	(4)	5	–	1,360
After five years	470	–	6	–	476

	2,446	46	62	1,895	4,449

At 31 December 2012	Interest bearing loans and borrowings £m	Derivative financial instruments £m	Payments under onerous contracts undiscounted £m	Trade and other payables £m	Total £m
Due within one year	39	12	36	1,868	1,955
Between one and three years	562	7	49	–	618
Between three and five years	881	7	3	–	891
After five years	970	1	2	–	973

	2,452	27	90	1,868	4,437

At 31 December 2012 there was £3m of undiscounted payments under onerous contracts payable on demand. This has been included in amounts due within one year.

Credit risk management

Management policy

Credit risk is the risk of loss resulting from counterparty default arising on all credit exposures. The group is exposed to credit risk from its operating activities (primarily for trade receivables), and from financing activities including deposits with banks, foreign exchange transactions and other financial instruments.

Operational management policy

The group manages its risk by generally requiring that customers satisfy credit worthiness criteria. The amount of exposure to any individual counterparty is subject to a limit, which is reassessed regularly.

Credit risk related to the derivatives held for trading that are fair valued though the consolidated income statement are subject to the maximum exposure shown in the liquidity table on the previous page. The carrying amount of financial assets represents the maximum exposure to credit risk.

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Trade receivables	770	764	763
Cash and cash equivalents	52	61	166
Non-current loans	–	–	1
Derivative assets	9	49	32

	831	874	962

All of the group’s derivative financial instruments are held at fair value on the group’s balance sheet. The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

At 31 December 2014	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	2	7	(10)	(26)

Total	2	7	(10)	(26)

At 31 December 2013	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	–	49	(11)	–

Total	–	49	(11)	–

At 31 December 2012	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	8	24	(4)	(7)

Total	8	24	(4)	(7)

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique.

The three levels of valuation methodology used are:

Level 1 — uses quoted prices in active markets for identical assets or liabilities

Level 2 — uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly

Level	3 — uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

All of the group’s financial instruments have been designated as Level 2 as at 31 December 2014, 31 December 2013 and 31 December 2012.

The fair value of interest rate swaps is calculated on the present value of estimated future cash flows. The fair value of forward currency contracts has been based upon discounted market forward currency exchange rates at the balance sheet date.

Hedging activities

Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.

At the inception of a hedging relationship the group formally documents and designates the hedge relationship for which the group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The losses recycled through the income statement for the year ended 31 December 2014 have been taken through finance expense of £62m (2013: gain of £28m, 2012: £15m), external purchases of £19m (2013: gain of £9m, 2012: nil) and other operating expenses of £5m (2013: nil, 2012: nil).

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognised in the income statement.

Net financial instruments

The group does not offset financial assets and liabilities.

22.	Other reserves

	Notes	Merger reserve £m	Capital contribution reserve £m	Cash flow hedge reserve £m	Total £m
At 1 January 2012		11,063	196	(14)	11,245

Other comprehensive income — before tax		–	–	36	36
Tax on other comprehensive income	8	–	–	(5)	(5)
Transferred to the income statement		–	–	(15)	(15)

At 1 January 2013		11,063	196	2	11,261

Other comprehensive income — before tax		–	–	41	41
Transferred to the income statement		–	–	(37)	(37)

At 1 January 2014		11,063	196	6	11,265

Other comprehensive loss — before tax		–	–	(87)	(87)
Transferred to the income statement		–	–	86	86

At 31 December 2014		11,063	196	5	11,264

Merger reserve

The group was formed on 1 April 2010 as a joint venture between Deutsche Telekom A.G. (“DT”) and Orange S.A. (“Orange”). Each participant contributed a number of subsidiaries to the venture including T-Mobile (UK) Limited which became the parent company of the joint venture and in July 2010 was renamed as Everything Everywhere Limited (which was subsequently renamed as EE Limited in 2013).

The merger reserve arises on consolidation and includes all previously recognised retained earnings of the subsidiaries contributed to the group as well the fair value adjustments made on formation of the new reporting entity as at 1 April 2010.

Capital contribution reserve

The capital contribution reserve relates to a cash contribution from the shareholders without the issue of additional shares.

Cash flow hedge reserve

The group uses hedge accounting for its foreign currency transactions. The effective part of the hedged item is taken to the cash flow hedge reserve.

23.	Share capital and reserves

Movements in reserves are shown in the consolidated statements of changes in equity.

Share capital Year ended 31 December	2014 £m	2013 £m	2012 £m
Issued and fully paid
11,025,153 Ordinary “A” Shares of £1 each	11	11	11
11,025,153 Ordinary “B” Shares of £1 each	11	11	11

	22	22	22

24.	Related party transactions

The group’s significant related parties are the companies within the Orange S.A. (“Orange”) group and companies within the Deutsche Telekom A.G. (“Deutsche Telekom”) group.

The following table sets out the trading transactions between the group and its related parties during the years ended 31 December 2014, 31 December 2013 and 31 December 2012.

		Sales to related parties £m	Purchases from related parties £m	Due to related parties £m	Due from related parties £m	Loans from related parties £m	Accrued interest payable £m	Cash deposit with related parties[a] £m
Orange	2014	16	110	35	23	–	–	179
	2013	45	128	45	38	–	–	181
	2012	13	153	53	26	–	–	340

Deutsche Telekom	2014	9	207	50	32	–	–	179
	2013	10	208	41	16	–	–	181
	2012	12	301	104	16	–	–	340

[a]	Included within other receivables (see note 14).

Associates and joint ventures

Trading purchases with associates in the year ended 31 December 2014 amounted to nil (2013: £12m, 2012: nil), whilst sales to joint ventures totalled £3m in 2014 (2013: £1m, 2012: nil). Balances from joint ventures were £1m as at 31 December 2014 (2013: £1m, 2012: nil).

Key management personnel

The directors of the group are considered to be the only key management personnel. Disclosure of their compensation is given in note 5.

Defined benefit pension scheme

Transactions with the defined benefit scheme, EE Pension Trustee Limited, are disclosed in note 17.

There were no material transactions with any other related parties.

25.	Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 December	2014 £m	2013 £m	2012 £m
Purchase commitments (devices) Capital commitments	258 461	225 142	230 279

Total	719	367	509

Capital commitments include the group’s share of the MBNL joint arrangement’s capital commitments of £31m (2013: £26m, 2012: £30m).

Future minimum operating lease payments for the group were as follows:

	2014 £m	2013 £m	2012 £m
Not later than one year	251	239	265
After one year but not more than five years	686	721	871
After five years	426	455	474

Total future minimum operating lease payments	1,363	1,415	1,610

Operating leases primarily relate to mast sites, office space and retail shops.

There were no contingent liabilities or guarantees for the three years to 31 December 2014 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated.

26.	Subsequent events

On 5 February 2015 BT agreed definitive terms to acquire EE Limited and its subsidiaries for £12.5bn. The transaction is subject to approval by the shareholders of BT and merger clearance, in particular from the UK Competition and Markets Authority. It is expected to complete before the end of BT’s 2015/16 financial year.

Since the reporting date, the group has now reached confidential agreements with two operators regarding claims relating to the non-geographic number dispute. These settlements did not require any adjustments to amounts within ‘Other provisions’ (see note 16).

In March 2015, the group declared and paid a dividend of £406m to its shareholders.

Part B Accountant’s report on the historical financial information

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

1 April 2015

Dear Sirs

EE Limited

We report on the financial information set out in Part A of Part V (the “Consolidated Historical Financial Information relating to EE”). The Consolidated Historical Financial Information relating to EE has been prepared for inclusion in the Class 1 circular dated 1 April 2015 (the “Circular”) of BT Group plc (the “Company”) on the basis of the accounting policies set out in note 3 to the Consolidated Historical Financial Information relating to EE. This report is required by item 13.5.21R of the Listing Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the Consolidated Historical Financial Information relating to EE in accordance with International Financial Reporting Standards as adopted by the European Union and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

It is our responsibility to form an opinion as to whether the Consolidated Historical Financial Information relating to EE gives a true and fair view, for the purposes of the Circular and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to EE’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Consolidated Historical Financial Information relating to EE gives, for the purposes of the Circular dated 1 April 2015, a true and fair view of the state of affairs of EE as at the dates stated and of its losses, cash flows and changes in equity for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VI

UNAUDITED PRO FORMA FINANCIAL INFORMATION

FOR THE ENLARGED GROUP

Part A Unaudited pro forma financial information

The unaudited pro forma statement of net assets (“Unaudited Pro Forma Financial Information”) of the Enlarged Group set out below has been prepared on the basis set out in the notes below to illustrate the impact of the Acquisition on the net assets of BT as at 31 December 2014 as if it had taken place at that date.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and does not, therefore, represent the Enlarged Group’s actual financial position or results.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Act. Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part VI (Unaudited Pro Forma Financial Information for the Enlarged Group). PricewaterhouseCoopers LLP’s report on the Unaudited Pro Forma Financial Information is set out on Section B of this Part VI (Unaudited Pro Forma Financial Information for the Enlarged Group).

The Unaudited Pro Forma Financial Information does not purport to represent what the Enlarged Group’s financial position and results of operations actually would have been if the Acquisition had been completed on the dates indicated nor does it purport to represent the results of operations for any future period or the financial condition at any future date.

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

		Adjustments
	BT as at 31 December 2014 £m	EE as at 31 December 2014 £m	Equity Placing £m	Acquisition adjustments £m	Intra-group eliminations £m	Enlarged Group £m
	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)
Non-current assets
Intangible assets	3,082	9,789	–	1,906	–	14,777
Property, plant and equipment	13,584	2,242	–	–	–	15,826
Derivative financial instruments	935	7	–	–	–	942
Investments	42	–	–	–	–	42
Associates and joint ventures	26	3	–	–	–	29
Trade and other receivables	151	22	–	–	–	173
Deferred tax assets	1,568	252	–	–	–	1,820

	19,388	12,315	–	1,906	–	33,609

Current assets
Programme rights	196	–	–	–	–	196
Inventories	103	77	–	–	–	180
Trade and other receivables	3,235	1,294	–	–	(30)	4,499
Current tax receivable	23	–	–	–	–	23
Derivative financial instruments	27	2	–	–	–	29
Investments	2,170	–	–	–	–	2,170
Cash and cash equivalents	593	52	1,000	(1,000)	–	645

	6,347	1,425	1,000	(1,000)	(30)	7,742

Current liabilities
Loans and other borrowings	1,737	37	–	2,568	–	4,342
Derivative financial instruments	74	10	–	–	–	84
Trade and other payables	5,053	2,184	–	71	(30)	7,278
Current tax liabilities	252	–	–	–	–	252
Provisions	111	204	–	–	–	315

	7,227	2,435	–	2,639	(30)	12,271

Total assets less current liabilities	18,508	11,305	1,000	(1,733)	–	29,080

Non-current liabilities
Loans and other borrowings	7,737	2,087	–	–	–	9,824
Derivative financial instruments	859	26	–	–	–	885
Retirement benefit obligations	7,895	159	–	–	–	8,054
Other payables	916	18	–	–	–	934
Deferred tax liabilities	937	–	–	–	–	937
Provisions	405	204	–	–	–	609

	18,749	2,494	–	–	–	21,243

Net (liabilities)/assets	(241)	8,811	1,000	(1,733)	–	7,837

Notes

1.

BT’s financial information as at 31 December 2014 has been extracted, without material adjustment, from BT’s published unaudited financial information for the third quarter and nine months ended 31 December 2014.

2.	EE’s financial information as at 31 December 2014 has been extracted, without material adjustment, from the financial information in Part V.

3.

An Equity Placing took place on 12 February 2015. The total proceeds were £1,010m less commission of £10m, resulting in net cash received of £1,000m. The placing shares were issued and admitted to listing and trading on 17 February 2015. In the event that the Acquisition does not complete, the net cash proceeds can be used for general corporate purposes and working capital.

4.	The adjustments arising as a result of the Acquisition are set out below:
(a)

The consideration will be payable as a combination of the issuance of new BT ordinary shares to both Deutsche Telekom and Orange (“Equity Consideration”) and cash (“Cash Consideration”). The total consideration payable is set out below:

£m
Equity Consideration	7,149
Cash Consideration	3,568

Total consideration	10,717

The Equity Consideration has been calculated with reference to the share price of BT as at 30 March 2015, which was 448.25p, and results in Deutsche Telekom and Orange holding 12% and 4%, respectively, of the Enlarged Group’s issued share capital following the Acquisition. The Cash Consideration has been calculated with reference to the criteria set out within the SPA. The total consideration payable at the time of completion will be different to the total consideration included in this unaudited Pro Forma Financial Information.

The Cash Consideration will be funded by the Equity Placing of £1,000m (net of costs) set out in Note 3 and an assumed drawdown of £2,568m of a £3,600m syndicated debt facility agreed at the time of the Acquisition announcement.

(b)	The adjustment to goodwill has been calculated as follows:

£m
Total consideration	10,717
Net assets acquired	(8,811)

Pro forma goodwill adjustment	1,906

The Acquisition has been accounted for using the acquisition method of accounting. The excess of consideration over the book value of net assets has been reflected in intangible assets as goodwill. A fair value exercise will be completed post completion of the Acquisition; therefore, no account has been taken of any fair value adjustments that may arise on the Acquisition.

(c)	Transaction costs of £71m are expected to be incurred and will be charged to the income statement.

5.	Intra-group eliminations reflect adjustments to remove trading balances as of 31 December 2014 between BT and EE.

6.	No adjustment has been made to reflect the trading results of the Enlarged Group since 31 December 2014 for BT or for EE.

Part B Accountant’s report on the unaudited pro forma financial information for the Enlarged Group

The Directors

BT Group plc

81 Newgate Street

London

EC1A 7AJ

J.P. Morgan Limited

25 Bank Street

London

E14 5JP

1 April 2015

Dear Sirs

BT Group plc (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) set out in Part A of Part VI of the Company’s Class 1 circular dated 1 April 2015 (the “Circular”) which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of EE Limited might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 March 2014. This report is required by item 13.3.3R of the Listing Rules of the UK Listing Authority (the “Listing Rules”) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VII

ADDITIONAL INFORMATION

1.	Responsibility Statement

The Company and the Directors, whose names appear in paragraph 5 below, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Company Information

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York Stock Exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of mmO2 from BT in November 2001, the continuing activities of BT were transferred to BT Group plc.

The Company’s registered office is at 81 Newgate Street, London EC1A 7AJ and its telephone number is 020 7356 5000.

3.	Information about the Ordinary Shares

The Ordinary Shares issued as Consideration Shares will be ordinary shares in registered form and may be held in certificated form or in uncertificated form, and title to such Ordinary Shares may be transferred by means of a relevant system (as defined in the Regulations). Where Ordinary Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where Ordinary Shares are held in paperless form, the Company’s registrar, Equiniti, will transfer the Ordinary Shares through the CREST system. Where the registered member is resident overseas the Ordinary Shares are transferred through the CREST system to the beneficial owner’s CREST appointed partner and from there they can be transferred to the beneficial owner’s preferred holding vehicle.

Other than under existing employee share schemes disclosed in BT’s Annual Report and accounts, there are no warrants or options to subscribe for Ordinary Shares outstanding. The total number of warrants and options to subscribe for Ordinary Shares outstanding at the Last Practicable Date was 226,177,862. This represents 2.7 per cent. of the issued share capital (excluding treasury shares) of the Company at that date. If the Company were to buy-back the maximum number of Ordinary Shares permitted pursuant to the CP Contracts (if authorised by the Buy-Back Resolution) then the total number of warrants and options to subscribe for Ordinary Shares would be 3.1 per cent. of the reduced issued share capital (based on the issued share capital of the Company (excluding treasury shares) at the Latest Practicable Date) or 2.6 per cent. of the reduced issued share capital (on an enlarged basis post-Acquisition).

This Circular does not constitute an offer or an invitation to any person to subscribe for or purchase any securities in the Company.

4.	Resolutions

As described in paragraph 15 of Part I (Letter from the Chairman of BT Group plc), it is proposed that the following Resolutions be passed at the General Meeting.

Acquisition Resolution

The Acquisition Resolution proposes that: (i) the Acquisition be approved and the Directors be authorised to take all steps as may be necessary, expedient or desirable to implement the Acquisition and (ii) the Directors be authorised to allot the Consideration Shares (representing approximately 16 per cent. of the Company’s enlarged share capital on Completion and approximately 19 per cent. of the Company’s issued share capital (excluding treasury shares) as at the Latest Practicable Date) in accordance with the terms of the Share Purchase Agreement.

Buy-Back Resolution

The Buy-Back Resolution approves the buy-back of Ordinary Shares by BT from Deutsche Telekom and/or Orange in the event that BT exercises its right of first offer in respect of the sale of such shares.

Approval of the Resolutions

The Acquisition Resolution and the Buy-Back Resolution will be proposed as ordinary resolutions. These Resolutions must be approved by Shareholders who together represent a simple majority of the Ordinary Shares being voted (whether in person or by proxy) at the General Meeting.

The Acquisition will not proceed unless the Acquisition Resolution is passed.

5.	Directors

The names and principal functions of the Directors are as follows:

Name	Position

Sir Michael Rake	Chairman

Gavin Patterson	Executive Director, Chief Executive

Tony Chanmugam	Executive Director, Group Finance Director

Tony Ball	Non-Executive Director

Iain Conn	Non-Executive Director

Warren East	Non-Executive Director

Phil Hodkinson	Non-Executive Director

Isabel Hudson	Non-Executive Director

Karen Richardson	Non-Executive Director

Nick Rose	Non-Executive Director

Jasmine Whitbread	Non-Executive Director

6.	Directors’ and Proposed Director’s interests in the Company

6.1	Directors’ and Proposed Director’s interests in Ordinary Shares

As at the Latest Practicable Date, the interests (all of which, unless otherwise stated, are beneficial) of the Directors and (so far as is known to them or could with reasonable diligence be ascertained by them) their connected persons (within the meaning of Section 346 of the Act) in Ordinary Shares, including interests arising pursuant to any transaction notified to the Company pursuant to DTR 3.1.2R were as follows:

Directors’ Interests	Ordinary Shares as at the Latest Practicable Date

Chairman
Sir Michael Rake	130,852

Executive Directors
Gavin Patterson	2,102,151
Tony Chanmugam	574,882

Non-Executive Directors
Tony Ball	22,561
Iain Conn	4,442
Warren East	2,480
Phil Hodkinson	25,263
Isabel Hudson	1,279
Karen Richardson*	7,750
Nick Rose	50,000
Jasmine Whitbread	7,990

*	Karen Richardson holds 775 ADSs. One ADS equates to 10 Ordinary Shares.

6.2	Directors’ and Proposed Director’s interests in Ordinary Shares pursuant to Employee Share Schemes

In addition to their interests as detailed at paragraph 6.1 above, as at the Latest Practicable Date, the Directors held the following awards of Ordinary Shares, and options in respect of Ordinary Shares, under the terms of the Employee Share Schemes:

(A)	Deferred Bonus Plan Awards

Gavin Patterson

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2012 – 2015	202.26	227,311	22,046	249,357
2013 – 2016	315.00	130,057	7,480	137,537
2014 – 2017	384.20	126,071	3,588	129,659

Tony Chanmugam

Deferred Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2012 – 2015	202.26	224,265	21,752	246,017
2013 – 2016	315.00	129,805	7,466	137,271
2014 – 2017	384.20	134,123	3,818	137,941

(B)	Incentive Share Plan Awards

Gavin Patterson

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2012 – 2015	202.26	563,612	54,666	618,278
2013 – 2016	315.00	361,904	20,820	382,724
2013 – 2016	372.00	375,906	14,130	390,036
2014 – 2017	384.20	989,068	28,159	1,017,227

Tony Chanmugam

Performance Period	Market price at grant (p)	Number of Ordinary Shares granted	Dividends reinvested at Latest Practicable Date	Unvested at Latest Practicable Date
2012 – 2015	202.26	529,004	51,310	580,314
2013 – 2016	315.00	339,682	19,541	359,223
2014 – 2017	384.20	459,135	13,071	472,206

(C)	Employee Sharesave Scheme Options

Holding as at Latest Practicable Date

Chairman
Sir Michael Rake	6,657

Executive Directors
Gavin Patterson	5,642
Tony Chanmugam	6,525

7.	Directors’ and Proposed Director’s Service Contracts and Letters of Appointment

Save as set out in this paragraph 7, there are no existing or proposed service agreements or letters of appointment between the Directors and any member of the BT Group. It is proposed that any Director appointed to the Board by Deutsche Telekom under the Relationship Agreement will have a letter of appointment substantially in the form summarised below.

7.1	Proposed Director’s letter of appointment

Under the Relationship Agreement, subject to compliance with any applicable regulatory requirements, Deutsche Telekom will be entitled to appoint one Non-Executive Director to the Board with effect from the date of the Relationship Agreement. Any such appointment shall be made in consultation with the BT Nominating & Governance Committee and the appointee must be approved by the BT Chairman (such approval not to be unreasonably withheld or delayed). The proposed Director’s letter of appointment will be substantially in the same form as that applicable to the other Non-Executive Directors of the Company save that the proposed Director shall not be entitled to receive any fees for their services as a Non-Executive Director and the appointment will be terminated immediately where Deutsche Telekom and its affiliates cease to hold, in aggregate, 10 per cent or more of the issued ordinary share capital of the Company (or, in certain circumstances, where it ceases to hold eight per cent. or more of the issued ordinary share capital of the Company, as further described in Part B of Part IV (Summary of the Principal Terms of the Acquisition), or where the appointment is terminated by Deutsche Telekom. In addition, the proposed Director will be subject to certain confidentiality and conflict restrictions relating to their position as a Non-Executive Director of the Company and as representative of Deutsche Telekom.

7.2	Directors’ Details of Appointment

Director	Commencement date	Expiry date

Sir Michael Rake	26 September 2007	The agreement is terminable by the Company on 12 months’ notice and by the Director on six months’ notice.

Gavin Patterson	10 September 2013	Initial term until 10 September 2014 and thereafter terminable by the Company on 12 months’ notice and by the Director on six months’ notice.

Tony Chanmugam	1 October 2013	Initial term until 1 October 2014 and thereafter terminable by the Company on 12 months’ notice and by the Director on six months’ notice.

Tony Ball	16 July 2009	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in June 2012, until 15 July 2015.

Iain Conn	1 June 2014	Letter of appointment is for an initial period of three years.

Warren East	1 February 2014	Letter of appointment is for an initial period of three years.

Phil Hodkinson	1 February 2006

Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in February 2012, following extension in 2009. The appointment was extended for a further one year in January 2015 and will terminate in January 2016.

Isabel Hudson	1 November 2014	Letter of appointment is for an initial period of three years.

Karen Richardson	1 November 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in October 2014.

Nick Rose	1 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

Jasmine Whitbread	19 January 2011	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years in December 2013.

7.3	Directors’ Remuneration

Annual remuneration reflects the roles, responsibilities and calibre of individual required to develop and deliver the Company’s business strategy, and the performance of the Directors. Full particulars of the Directors’ remuneration for the financial year ended 31 March 2014 and financial year ended 31 March 2013, as set out in the Company’s 2014 Annual Report, are provided in the table below.

	Basic salary and fees (2013/14) £000	Basic salary and fees (2012/13) £000	Benefits excluding pension[a] (2013/14) £000	Benefits excluding pension[a] (2012/13) £000	Annual Bonus[b] (2013/14) £000	Annual Bonus[b] (2012/13) £000	ISP[c] (2013/14) £000	ISP[d] (2012/13) £000	Pension allowance net of pension contributions[e] (2013/14) £000	Pension allowance net of pension contributions[e] (2012/13) £000	Total 2013/14 £000	Total 2012/13 £000
Sir Michael Rake	650	650	30	21	–	–	–	–	–	–	680	671
G Patterson	772	570	43	29	1,302	956	1,945	2,575	188	171	4,250	4,301
T Chanmugam	573	535	32	25	1,202	954	1,826	2,446	172	161	3,805	4,121
T Ball	82	79	–	–	–	–	–	–	–	–	82	79
P Hodkinson	154	156	–	–	–	–	–	–	–	–	154	156
K Richardson[f]	79	75	18	14	–	–	–	–	–	–	97	89
N Rose	112	105	–	–	–	–	–	–	–	–	112	105
J Whitbread	84	82	–	–	–	–	–	–	–	–	84	82
W East[g]	11	0	–	–	–	–	–	–	–	–	11	–

Total	2,517	2,252	123	89	2,504	1,910	3,771	5,021	360	332	9,275	9,604

[a]

Benefits include some or all of the following: company car (or monthly cash allowance in lieu of a car or part of such allowance not used for a car), fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the directors and immediate family, special life cover, professional subscriptions, personal tax advice and financial counselling.

[b]	Annual bonus shown includes both the cash and deferred share element.
[c]

Value shown represents, as at the date of the publication of the Company’s 2014 Annual Report, the estimated value of the Incentive Share Plan (“ISP”) awards, granted in June 2011 that vested in May 2014. The estimate is based on a three-month average share price from 1 February 2014 to 30 April 2014 of £3.8751.

[d]	Vesting of ISP 2010 granted in June 2010 and vested in May 2013 at a share price of £3.055.
[e]	Pension allowance paid in cash for the financial year.
[f]	Includes an additional fee for regular travel to Board and Board committee meetings.
[g]	Warren East was appointed as a director on 1 February 2014.

7.4	Executive Directors’ and Chairman’s service contracts

Each of the Executive Directors and the Chairman are employed under service contracts that are terminable upon the Company providing the Director with not less than 12 months’ written notice and the Director providing the Company with not less than six months’ written notice. Each of the Executive Directors and the Chairman are subject to annual re-election at the Company’s Annual General Meeting.

The Company may terminate each Executive Director’s employment by payment in lieu of notice of a sum equal to base salary plus the cost of any contractual benefits (excluding bonus) for any unexpired portion of the notice period. The payment in lieu of notice paid to the Executive Directors will be paid on a monthly basis until the notice period would have expired, or (if earlier) the Executive Director secures alternative employment.

Where the Executive Director’s new salary is above £30,000 but below the salary he received at the date of the termination of his employment, the payment in lieu of notice will be reduced by the amount of the new salary. Where the Executive Director’s new salary is in excess of the payment in lieu of notice, that payment shall cease to be payable. The Executive Director must demonstrate his efforts to secure alternative employment on a monthly basis.

On termination, the Executive Directors are not entitled to a pro-rata bonus in respect of their service during the financial year. However, the Remuneration Committee may exercise discretion to pay such a bonus if it would be appropriate and reasonable to do so in the circumstances.

7.4.1	Benefits

In addition to annual salary, the Executive Directors and the Chairman are provided with a range of taxable benefits including company cars (or cash in lieu), fuel or driver, personal telecommunications facilities and home security, medical and dental cover for themselves, their spouse and children under the age of 18 (or 21 if in full time education), special life cover, professional subscriptions, personal tax advice and financial counselling up to a maximum of £5,000 (excluding VAT) per year. The Chairman and the Executive Directors will be reimbursed for all reasonable expenses properly incurred in the course of their duties.

The Company has customary directors’ and officers’ liability insurance in place in respect of each of the Executive Directors and the Chairman.

7.4.2	Bonuses

The Executive Directors are eligible for a non-pensionable annual bonus, the performance targets for which are set each year. Measures used typically include corporate financial performance measures (e.g. free cash flow); customer service; and individual personal objectives. Non-financial measures will typically account for no more than 50 per cent. of the total annual bonus. The bonus is divided into an element paid in cash, and a minimum of one third granted as deferred shares. The deferred period will be for a minimum of three years. The maximum annual bonus opportunity for Gavin Patterson is equal to 240 per cent. of his base salary, and for Tony Chanmugam is equal to 210 per cent. of his base salary. The Chairman has no entitlement to an annual bonus.

7.4.3	Pensions

The BT Pension Scheme (“BTPS”) closed to new entrants on 31 March 2001. None of the Executive Directors participates in future service accrual in the BTPS. Tony Chanmugam has deferred benefits in the BTPS. In lieu of pension benefits both Executive Directors receive an annual cash allowance equal to 30 per cent. of base salary. The Executive Directors also benefit from a death in service lump sum of four times salary. In addition, Gavin Patterson is entitled to a widow’s pension of 30 per cent. of his capped salary.

The Chairman is not a member of any Company pension scheme and the Company makes no payments towards retirement provision for him. However, the Company provides him with a lump sum death in service benefit of £1 million.

7.4.4	Confidentiality and post-termination restrictive covenants

Each of the Executive Directors and the Chairman are subject to confidentiality undertakings without limitation in time and to non-competition, non-solicitation of employees and non-solicitation of customer restrictive covenants for a period of 12 months (less any period spent on garden leave) after the termination of his employment.

7.5	Non-Executive Directors’ letters of appointment

Each Non-Executive Director is engaged under a letter of appointment and their appointments are for an initial period of three years, after which the appointment will be reviewed. At the end of the three year period, the appointment may be continued by mutual agreement. During the three year term, either party can give at least three months’ written notice to terminate the appointment at any time. In addition, each Non-Executive Director is subject to election and then annual re-election at the Company’s Annual General Meeting.

If a Non-Executive Director is not re-elected or the directorship is terminated under the Articles or the Act, the appointment terminates automatically, with immediate effect and without any compensation in respect of any notice period.

7.5.1	Remuneration

Each Non-Executive Director is entitled to an annual fee of £70,000. Nick Rose is entitled to an additional fee of £27,000 as the Company’s Senior Independent Director. Further fees are payable to the Non-Executive Directors for membership of and chairing the various board committees:

Non-Executive Director	Audit & Risk Committee		Remuneration Committee		Nominating & Governance Committee		Technology Committee		BT Pensions Committee		Equality of Access Board		Committee for Sustainable and Responsible Business
Tony Ball	–		£25,000	*	£7,500	**	£5,000	**	–		–		–
Iain Conn	£20,000	**	–		£7,500	**	–		–		–		–
Warren East	£20,000	**	–		–		£5,000	**	£7,500	**	–		–
Phil Hodkinson	–		–		£7,500	**	–		£15,000	*	£72,500	*	£5,000	**
Isabel Hudson	–		–		–		–		£7,500	**	–		–
Karen Richardson***	£20,000	**	£15,000	**	–		£5,000	**	–		–		–
Nick Rose	£30,000	*	£15,000	**	£7,500	**	–		–		–		–
Jasmine Whitbread	£20,000	**	–		–		–		–		–		£5,000	**

*	Chair
**	Member
***

In addition to the fees set out above, Karen Richardson is entitled to an additional payment of £4,000 for each journey to the United Kingdom that she is obliged to make to attend any Board meetings or Board committee meetings of the Company.

7.5.2	Benefits

The Non-Executive Directors have no entitlement to a bonus or to participate in any employee share scheme or pension scheme operated by the Company. However, the Non-Executive Directors will be reimbursed for all reasonable expenses incurred in the course of their duties.

The Company has customary directors’ and officers’ indemnity insurance in place in respect of each of the Non-Executive Directors.

8.	Significant Shareholders

As at the close of business on the Latest Practicable Date, so far as the Directors are aware, no person other than those listed below was interested, directly or indirectly, in three per cent. or more of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares	% of total voting rights
BlackRock	592,523,960	7.1%
Invesco Perpetual	344,766,577	4.1%
Legal & General Investment Management	287,749,320	3.4%

9.	Material Contracts

9.1	BT

Save for the material contracts described in this paragraph 9.1, no contracts (other than contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this Circular by BT or another member of the BT Group which are, or may be, material to BT or contain a provision under which BT has an obligation or entitlement which is, or may be, material to BT or such other member of the BT Group, in each case as at the date of this Circular.

9.1.1	Share Purchase Agreement

A summary of the principal terms of the Share Purchase Agreement is set out in Part A of Part IV (Summary of the Principal Terms of the Acquisition).

9.1.2	Relationship Agreement

A summary of the principal terms of the Relationship Agreement is set out in Part B of Part IV (Summary of the Principal Terms of the Acquisition).

9.1.3	Standstill and Lock-up Agreement

A summary of the principal terms of the Standstill and Lock-up Agreement is set out in Part C of Part IV (Summary of the Principal Terms of the Acquisition).

9.1.4	Debt Bridge Facility

On 5 February 2015, British Telecommunications plc entered into a debt bridge facility agreement (the “Debt Bridge Facility Agreement”) with Goldman Sachs International as mandated lead arranger, Goldman Sachs Lending Partners LLC as facility agent and Goldman Sachs Lending Partners LLC and Goldman Sachs Bank USA as lenders. Under the terms of the Debt Bridge Facility Agreement, the banks agree to provide British Telecommunications plc with a debt bridge facility of £3,600,000,000 (the “Debt Bridge Facility”) to be used in or towards on-lending to BT for the purpose of payment to Deutsche Telekom and Orange of the purchase price for the entire issued share capital of EE and the payment of fees, costs and expenses relating to the Acquisition and the refinancing of certain existing indebtedness of EE.

The availability period of the Debt Bridge Facility ends on the earlier of 31 August 2016 or the date of completion of the Acquisition. The Debt Bridge Facility is to be repaid 12 months after first utilisation of the facility, subject to the ability to extend the maturity date of the Debt Bridge Facility by an additional year on payment of an extension fee. The Debt Bridge Facility Agreement permits voluntary prepayments and voluntary cancellation of undrawn amounts (subject to payment of applicable break costs).

To the extent that any member of BT receives cash proceeds from a public or private placement or issuance of debt securities, convertible bonds, notes or debentures in the international or domestic debt capital markets or any loan facilities entered into by British Telecommunications plc or any of its subsidiaries after 5 February 2015 (other than any cash proceeds (i) raised for the sole purpose of refinancing existing indebtedness incurred prior to 5 February 2015, (ii) to be applied for the sole purpose of funding payments in respect of the BT Pension Scheme, (iii) raised as part of a commercial paper programme or (iv) which does not fall within (i) – (iii) above and does not exceed £500,000,000), such proceeds (after deducting reasonable and properly incurred taxes, fees, costs or expenses) must be applied in prepayment or cancellation of the Debt Bridge Facility. The Debt Bridge Facility Agreement contains standard representations, undertakings and events of default which British Telecommunications plc must observe.

BT has provided a guarantee in favour of Goldman Sachs Lending Partners LLC as facility agent and Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC as original lenders in relation to British Telecommunications plc’s obligations under the Debt Bridge Facility Agreement and related finance documents. This guarantee will fall away once the Acquisition has taken place.

9.2	EE

Save for the material contracts described in this paragraph 9.2, no contracts (other than contracts entered into in the ordinary course of business) have been entered into in the two years preceding the date of this Circular by EE or another member of the EE Group which are, or may be, material to EE or contain a provision under which EE has an obligation or entitlement which is, or may be, material to EE or such other member of the EE Group, in each case as at the date of this Circular.

EE Limited has an overdraft facility provided by Deutsche Telekom AG and Orange SA which permits a maximum amount of £450 million to be drawn down at an interest rate of overnight LIBOR plus 60 bps, with each funding 50 per cent. of the facility. The facility has a 12 month period and is intended to be renewed at the end of each period for a further 12 month commitment. Any outstanding balances will be repaid at Completion and this facility will be terminated.

10.	Litigation

10.1	BT

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this Circular, a significant effect on BT’s financial position and profitability.

10.2	EE

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this Circular, a significant effect on EE’s financial position and profitability.

11.	Related Party Transactions

Save as disclosed in note 28 (Related party transactions) of BT’s financial statements in its 2014 Annual Report, neither the Company nor any member of the BT Group has entered into any related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) with any related party during the period beginning 1 January 2012 up to the date of this Circular.

12.	No Significant Change

12.1	BT

Save for the Equity Placing, which closed on 17 February 2015 and raised net proceeds of approximately £1 billion, there has been no significant change in the financial or trading position of BT since 31 December 2014, being the date to which the Company prepared its last interim financial statements.

12.2	EE

There has been no significant change in the financial or trading position of EE since 31 December 2014, being the date to which the financial information on EE, presented in Part V (Historical Financial Information Relating to EE), has been prepared.

13.	Enlarged Group working capital statement

The Company is of the opinion that, taking into account the cash resources and bank facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this Circular.

14.	Profit forecast

On 30 January 2015, BT published its unaudited results for the third quarter and nine months to 31 December 2014, in which BT reconfirmed its outlook to the market and included the following statement:

“we expect adjusted EBITDA of £6.2 billion — £6.3 billion in 2014/15 with further growth in 2015/16”

This statement constitutes a profit estimate and a profit forecast for the purposes of the Listing Rules. The profit estimate relates to the period ended 31 March 2015 (the “FY14/15 Profit Estimate”). The profit forecast relates to the period ending 31 March 2016 (the “FY15/16 Profit Forecast”).

The Directors have considered and confirm that both the FY14/15 Profit Estimate and the FY15/16 Profit Forecast remain correct at the date of this document.

The FY14/15 Profit Estimate and the FY15/16 Profit Forecast do not take into account any impact of the Acquisition.

Basis of Preparation

Both the FY14/15 Profit Estimate and the FY15/16 Profit Forecast have been prepared on a basis consistent with the current accounting policies of BT which are in accordance with IFRS as adopted by the European Union and in accordance with IFRS issued by the International Accounting Standards Board, and are expected to be applicable for the years to 31 March 2015 and 2016.

Adjusted EBITDA is defined as the group’s profit before depreciation, amortisation, net finance expense, taxation and specific items. Specific items are those items that in management’s judgement need to be separately disclosed by virtue of their size, nature or incidence. Adjusted EBITDA and specific items are “non-GAAP” measures and therefore may not be directly comparable with similarly titled measures used by other companies.

The Directors have prepared the FY14/15 Profit Estimate based upon the unaudited published results for the nine months ended 31 December 2014, the unaudited management accounts for the two months ended 28 February 2015 and a forecast of the results for the month to 31 March 2015.

The Directors have prepared the FY15/16 Profit Forecast based on a forecast of the results for the period to 31 March 2016.

Assumptions

The FY15/16 Profit Forecast has been prepared on the basis of the following assumptions during the forecast period.

Factors outside the influence or control of the Directors:

a)	there will be no material change in the political and/or economic environment that would materially affect the BT Group;

b)	there will be no material change in market conditions in relation to customer demand or the competitive environment;

c)	there will be no material change in legislation or regulatory requirements impacting on the BT Group’s operations or its accounting policies;

d)

there will be no business disruptions that materially affect the BT Group, its customers or operations, including natural disasters, acts of terrorism, cyber-attack and/or technological issues or supply chain disruptions;

e)	foreign exchange rates will be an average US$: Pounds Sterling exchange rate of US$1.50: £1 and an average Euro: Pounds Sterling exchange rate of €1.35: £1;

f)	there will be no material technological developments in the telecommunications market that disrupt the BT Group’s core services;

g)	there will be no industrial action;

h)	there will be no material fluctuation in the level of the IAS19 accounting pension deficit and associated income statement charge; and

i)	there will be no material change in the management or control of the BT Group.

Factors within the influence or control of the Directors:

a)	there will be no material acquisitions or disposals;

b)	there will be no material change in the existing operational strategy of the BT Group; and

c)	there are no material strategic investments over and above those currently planned.

15.	Consents

PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this Circular of its accountants report on the Consolidated Historical Financial Information relating to EE as set out in Part B of Part V (Historical Financial Information Relating to EE) in the form and context in which it is included.

PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this Circular of its report concerning the Unaudited Pro Forma Statement of Net Assets as set out in Part B of Part VI (Unaudited Pro forma Financial Information for the Enlarged Group) in the form and context in which it is included.

Each of Goldman Sachs International, J.P. Morgan Cazenove and Perella Weinberg has given and not withdrawn its written consent to the issue of this Circular with references to their names being included in the form and context in which they appear.

16.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS from the date of this Circular up to and including the date of the General Meeting and for the duration of the General Meeting:

(i)	the Articles;

(ii)	the consent letters referred to in paragraph 15 of this Part VII (Additional Information);

(iii)	the historical financial information relating to the BT Group for each of the two financial years preceding the date of this Circular;

(iv)	the report of PricewaterhouseCoopers LLP set out in Part B of Part V (Historical Financial Information relating to EE);

(v)	the report of PricewaterhouseCoopers LLP set out in Part B of Part VI (Unaudited Pro forma Financial Information for the Enlarged Group);

(vi)	this Circular;

(vii)	the Share Purchase Agreement;

(viii)	the Relationship Agreement;

(ix)	the Standstill and Lock-up Agreement; and

(x)	the CP Contracts.

PART VIII

DEFINITIONS

The following definitions apply throughout this Circular unless the context requires otherwise:

“Acquisition”	means the proposed acquisition by BT of EE

“Acquisition Resolution”	means the Resolution to approve the Acquisition and to grant the Directors specific authority to allot the Consideration Shares

“Act” or “Companies Act”	means the Companies Act 2006 of the United Kingdom, as amended from time to time

“Adjusted EBITDA”	has the meaning given in General Information on page 3 of this Circular

“Adjusted EPS”	means adjusted earnings per share, defined as reported earnings per share before specific items

“ADR”	means American depositary receipts issued under the Deposit Agreement, representing American Depositary Shares

“ADR Voting Instruction Form”	means the voting form for use by holders of ADRs to vote at the General Meeting provided by the Depositary

“American Depositary Shares”	means the American depositary shares, each representing ten Ordinary Shares, quoted on the New York Stock Exchange and evidenced by ADRs

“Annual General Meeting”	means each annual general meeting of the Company, the last of which was held on 16 July 2014

“Articles”	means the articles of association of BT in force from time to time

“Board”	means the Directors of the Company from time to time

“Business Day”	means any day on which banks are generally open in London for the transaction of business other than a Saturday or Sunday or public holiday

“BT” or “BT Group”	means BT Group plc and its subsidiaries and subsidiary undertakings from time to time

“BT Pension Scheme” or “BTPS”	means BT’s main defined benefit pension scheme

“Buy-Back Resolution”	means the Resolution to approve the buy-back of Ordinary Shares from Deutsche Telekom and/or Orange pursuant to the CP Contracts

“Circular”	means this document

“CMA”	means the UK Competition and Markets Authority

“CP Contracts”	means the DT CP Contract and Orange CP Contract

“Company”	means BT Group plc

“Completion”	means completion of the Acquisition pursuant to the terms of the Share Purchase Agreement

“Conditions”	means the conditions to Completion as set out in the Share Purchase Agreement

“Consideration Shares”	means the Ordinary Shares to be issued by the Company to the Sellers pursuant to the Share Purchase Agreement

“CREST”	means the relevant system (as defined in the Regulations) in respect of which Euroclear is the operator (as defined in the Regulations)

“CREST Manual”

means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear on 15 July 1996 and as amended since)

“CREST Proxy Instruction”

means a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of a Shareholder at the General Meeting and containing the information required to be contained in the CREST Manual

“Deposit Agreement”	means the deposit agreement dated 8 November 2001, as amended on 27 June 2007 between the Company and the Depositary

“Depositary”	means J.P. Morgan Chase Bank, N.A., as depositary under the Deposit Agreement and issuer of ADRs (representing American Depositary Shares) thereunder

“DT CP Contract”

means the contingent purchase contract to be entered into between BT, Deutsche Telekom and Deutsche Telekom AG in connection with the Acquisition, the approval of which will be proposed at the General Meeting pursuant to the Buy-Back Resolution

“Deutsche Telekom”	means T-Mobile Holdings Limited

“Deutsche Telekom Group”	means Deutsche Telekom AG and its subsidiaries and subsidiary undertakings from time to time

“Directors” or “Board of Directors”	means the directors of the Company whose names appear in the section entitled Directors, Company Secretary, Registered Office and Advisers

“Disclosure and Transparency Rules”	means the Disclosure Rules and Transparency Rules made by the UK Listing Authority under Section 73A of the FSMA as amended from time to time

“Disposal”

means any offer, sale, contract to sell, grant or sale of options over, purchase of any option or contract to sell, transfer, charge, pledge, grant of any right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any Consideration Shares or any securities convertible into or exercisable or exchangeable for Consideration Shares or the entry into of any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Consideration Shares, whether any such transaction is to be settled by delivery of Consideration Shares or such other securities, in cash or otherwise or any other disposal or agreement to dispose of any Consideration Shares or any announcement or other publication of the intention to do any of the foregoing and “Dispose” shall be construed accordingly

“EBITDA”	means profit before depreciation, amortisation, net finance expense and taxation

“EE” or “EE Group”	means EE Limited and its subsidiaries and subsidiary undertakings from time to time

“Enlarged Group”	means the Company and its subsidiaries and subsidiary undertakings, including EE and its subsidiaries and subsidiary undertakings, after the Acquisition and from time to time thereafter

“Equity Placing”	means the placing of new Ordinary Shares by the Company to raise certain cash proceeds to partially fund the Acquisition, as announced by the Company on 12 February 2015

“EU”	means the member states of the European Union

“Euroclear”	means Euroclear UK & Ireland Limited

“FCA”	means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA

“FCF”	means free cash flow, defined as the cash generated from operations after capital expenditure and finance costs

“Financial Investor”

means a Qualified Institutional Buyer as defined in Rule 144A under the US Securities Act 1933 or a Qualified Investor as described in Section I(1) of Annex II to Directive 2004/39/EC, other than any activist fund, or any company licensed as a telecommunications operator (or its affiliates)

“Form of Proxy”	means the form of proxy for the General Meeting to be sent to Shareholders

“FSMA”	means the Financial Services and Markets Act 2000, as amended from time to time

“General Meeting”	means the general meeting of the Company to be held at 10.00 a.m. on 30 April 2015 to consider and, if thought fit, approve the Resolutions

“Goldman Sachs International”	means Goldman Sachs International

“IFRS”	means International Financial Reporting Standards as adopted by the European Union

“J.P. Morgan Cazenove”	means J.P. Morgan Limited (which conducts its UK investment banking businesses as “J.P. Morgan Cazenove”)

“Latest Practicable Date”	means 30 March 2015 being the latest practicable date prior to the publication of this Circular

“Listing Rules”	means the Listing Rules made by the UK Listing Authority under section 73A of the FSMA as amended from time to time

“London Stock Exchange”	means London Stock Exchange plc

“Long Stop Date”	means 5 August 2016

“MVNOs”	means mobile virtual network operators

“Notice of General Meeting”	means the notice of the General Meeting included at the end of this Circular

“Official List”	means the official list of the UK Listing Authority

“OpFCF”	means operating free cash flow, defined as EBITDA less capital expenditure

“Orange”	means Orange Telecommunications Group Limited

“Orange Group”

means Orange SA, a company registered under the laws of France, having its registered office at 78 rue Olivier de Serres, 75015 Paris, France, registered with the commercial trade register of Paris under number 380 129 866, and its subsidiaries and subsidiary undertakings from time to time

“Orange CP Contract”

means the contingent purchase contract to be entered into between BT, Orange and Orange SA in connection with the Acquisition, the approval of which will be proposed at the General Meeting pursuant to the Buy-Back Resolution

“Ordinary Shares”	means the ordinary shares of nominal value 5 pence each in the capital of the Company, including, if the context requires, the Consideration Shares

“Perella Weinberg”	means Perella Weinberg Partners UK LLP

“Pounds Sterling” or “£”	means the lawful currency of the United Kingdom from time to time

“PRA”	means the Prudential Regulation Authority

“Prospectus”

means the prospectus to be issued by the Company in respect of the application to admit the Consideration Shares to the premium listing segment of the Official List, together with any supplements or amendments thereto

“Prospectus Rules”	means the Prospectus Rules of the Financial Conduct Authority

“PwC”	means PricewaterhouseCoopers LLP

“Regulations”	means the Uncertificated Securities Regulations 2001 of the United Kingdom

“Relationship Agreement”	means the agreement to be entered into upon Completion between Deutsche Telekom AG, Deutsche Telekom and BT governing the terms of Deutsche Telekom’s holding of the Consideration Shares

“Resolutions”	means the Resolutions set out in the Notice of General Meeting

“Securities Act”	means the US Securities Act of 1933, as amended

“Sellers”	means Deutsche Telekom and Orange

“Shareholder”	means a holder of Ordinary Shares and “Shareholders” shall be construed accordingly

“Share Purchase Agreement” or “SPA”

means the agreement entered into on 5 February 2015 between Deutsche Telekom, Deutsche Telekom AG as guarantor of Deutsche Telekom, Orange, Orange SA as guarantor of Orange and BT setting out the terms and conditions governing the acquisition by BT of the entire issued share capital of EE

“Sponsor”	means J.P. Morgan Cazenove

“Standstill and Lock-up Agreement”	means the agreement to be entered into on Completion between Orange SA, Orange and BT governing the terms of Orange’s holding of Consideration Shares

“Transaction Documents”	means the Share Purchase Agreement, the Relationship Agreement, the Standstill and Lock-up Agreement and the CP Contracts

“Trustee”	means the trustee of the BT Pension Scheme

“UKLA” or “UK Listing Authority”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and any successor(s) thereto

“Unaudited Pro Forma Financial Information”	has the meaning given to it in Part VI (Unaudited Pro Forma Financial Information for the Enlarged Group)

“United Kingdom” or “UK”	means the United Kingdom of Great Britain and Northern Ireland

“United States” or “US”	means the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction

References to a “company” in this Circular shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established.

NOTICE OF GENERAL MEETING

BT Group plc

(incorporated in England and Wales with registered number 4190816)

Notice of General Meeting

Notice is given that a General Meeting of BT Group plc (the “Company”) will be held at 10.00 a.m. on Thursday 30 April 2015 at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX in order to consider and, if thought fit, to pass the following Resolutions.

Capitalised terms used in this Notice of General Meeting (the “Notice”) which are not defined shall have the meaning ascribed to them in the circular to Shareholders dated 1 April 2015 (the “Circular”) of which this Notice forms part.

The Resolutions will be proposed as ordinary resolutions.

Resolution 1

That:

(i)

the proposed acquisition by the Company of the entire issued share capital of EE Limited, on the terms and subject to the conditions of the Transaction Documents (as summarised in Part IV of the Circular dated 1 April 2015), and the associated and ancillary arrangements contemplated by the Transaction Documents be approved and that any and all of the Directors (or any duly constituted committee thereof) be authorised to:

(a)	take all steps as may be necessary, expedient or desirable and do all necessary or appropriate things in relation thereto; and

(b)

implement the same and agree and make non-material modifications, variations, revisions or amendments in relation to the foregoing as they may in their absolute discretion deem necessary, expedient or desirable; and

(ii)

in addition and without prejudice to all existing authorities conferred on the directors under section 551 of the Companies Act 2006 (the “Act”), the directors be generally and unconditionally authorised pursuant to and in accordance with section 551 of the Act, to exercise all the powers of the Company to allot shares in the Company up to an aggregate nominal amount of £79,745,022 for the purposes of the Acquisition in accordance with the terms of the Share Purchase Agreement, provided that this authority shall (unless previously renewed, varied or revoked by the Company in general meeting) expire on 29 April 2020.

Resolution 2

That, subject to and conditional upon Resolution 1 above being passed, the Company be generally and unconditionally authorised (including pursuant to Section 694 of the Act) to enter into two contingent purchase contracts between (1) the Company, Deutsche Telekom AG and Deutsche Telekom and (2) the Company, Orange SA and Orange (drafts of which are produced to the meeting and initialled by the Chairman for the purposes of identification) (the “CP Contracts”) providing for the purchase by the Company of Ordinary Shares substantially on the terms of the CP Contracts, and to purchase Ordinary Shares in accordance with the CP Contracts, subject to the following conditions:

(a)

the maximum price (exclusive of expenses) which may be paid by the Company for each Ordinary Share is the higher of an amount equal to the Closing Price of an Ordinary Share on (i) the date on which the Company makes an offer to buy-back the Ordinary Shares and (ii) the trading day before any such purchase; and

(c)	this authority shall expire 18 months post-Completion and in any event no later than 29 April 2020.

By order of the Board of Directors,

Dan Fitz

Company Secretary

1 April 2015

Notes

1.

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the General Meeting. You may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. A proxy need not be a Shareholder of the Company but must attend the General Meeting to represent you. A Form of Proxy which may be used to make the appointment and give proxy instructions accompanies the Notice. If you wish to appoint more than one proxy, you should contact the Shareholder Helpline on Freefone 0800 100 4141 (+44 121 415 7178 from outside the UK) or on Textphone 0800 169 6907.

2.

Details of how to appoint a proxy are set out in the notes on the enclosed Form of Proxy. In order to be valid, the Form of Proxy must be returned, with any power of attorney or any other authority under which it is executed, by one of the following methods. You can do this in hard copy form by post to the address provided on the reverse of the Form of Proxy. As an alternative to completing and returning the hard copy form, you may submit your proxy electronically by accessing www.sharevote.co.uk. For security purposes, Shareholders will need to provide their Voting ID, Task ID and Shareholder Reference Number shown on the printed Form of Proxy. CREST members may utilise the CREST electronic proxy appointment service. To appoint one or more proxies or give instructions to a proxy (whether previously appointed or not) via the CREST system, you will need to send a CREST message. In order to be valid it must be transmitted so that the Company’s Registrars, Equiniti (ID RA19), receive it by 10.00 a.m. on Tuesday 28 April 2015. The time of receipt will be the time (as determined by timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. For more information please refer to the CREST Manual (available at www.euroclear.com). The Company can treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. To change your proxy instructions you may return a new proxy appointment using the method set out above.

3.

The return of a completed Form of Proxy, any electronic proxy instruction or any CREST Proxy Instruction (as described in paragraph 2 above) will not prevent you attending the General Meeting and voting in person if you wish to do so.

4.

Holders of ADRs will not be entitled to attend the General Meeting, although the Depositary or its nominee as the record holder of the Ordinary Shares underlying the ADRs will be so entitled and will vote in accordance with instructions from ADR holders received by 12.00 p.m. New York City time on Tuesday 28 April 2015. Holders of ADRs may contact the Depositary, J.P.Morgan Chase Bank, N.A., at J.P.Morgan Chase & Co, PO Box 64505, St. Paul, MN 55164-0854, United States of America; telephone +1 800 990 1135 (general) or +1 651 453 2128 (from outside the United States); e-mail jpmorgan.adr@wellsfargo.com.

5.

Any person to whom the Notice is sent who is a person nominated under section 146 of the Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no proxy appointment right or does not wish to exercise it, he/she may, under the agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights.

6.

The statement of the rights of Shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders.

7.

To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), you must be registered in the Register of Members of the Company at close of business on Tuesday 28 April 2015 (or, in the event of any adjournment, at close of business on the date which is two working days before the time fixed for the holding of the adjourned meeting) and you may only vote in respect of the number of shares registered in your name at that time. The record date for ADR holders is Thursday 2 April 2015. Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting or adjourned meeting.

8.

As at 30 March 2015 (being the Latest Practicable Date) the Company’s issued share capital consisted of 8,373,227,252 Ordinary Shares, carrying one vote each. As at the Latest Practicable Date, the Company held 1,018,577 Ordinary Shares as treasury shares. Therefore, the total voting rights in the Company as at the Latest Practicable Date were 8,372,208,675.

9.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

10.

Any member attending the General Meeting has the right to ask questions about the Resolutions. The Company must cause to be answered any question relating to the business being dealt with at the General Meeting but no answer need be given if: (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

11.	A copy of the Notice, and other information required by section 311A of the Act, can be found at www.bt.com/generalmeeting

12.

You may not use any electronic address provided either in the Notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

Produced by BT Group

PHME 73973

Printed in England by Pindar Scarborough Ltd

Typeset by RR Donnelley

www.bt.com